Goldman, Sachs & Co. | One New York Plaza | New York, New York 10004
Tel: 212-902-4158 | Fax: 212-902-4140 | e-mail: sabrina.khan@gs.com

Sabrina L. Khan
Vice President

40 - 33



Goldman Sachs

August 9, 2005



PROCESSED
AUG 17 2005
THOMSON FINANCIAL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Goldman Sachs Trust
Registration Nos. 33-17619/811-5349
Jeanne Masden and Don Masden, On Behalf of Themselves and All Others Similarly Situated v. The Goldman Sachs Group, Inc. et al.

Gentlemen and Ladies:

On behalf of the Goldman Sachs Trust, enclosed herewith for filing pursuant to Section 33 of the Investment Company Act of 1940 are the following documents in connection with the above referenced class action complaint against the Trustees of Goldman Sachs Trust, The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., Goldman, Sachs & Co., and John Doe Defendants. The complaint alleges breach of fiduciary duty including violations of Sections 36(a), 36(b) and 47(b) of the Investment Company Act of 1940.

- Notice Of Motion To Dismiss Plaintiffs' Amended Class Action Complaint;
- Notice Of Motion To Dismiss Plaintiffs' Second Amended Consolidated Class Action Complaint; and
- Reply Memorandum of Law In Further Support Of Defendants' Motion To Dismiss Plaintiffs' Second Amended Consolidated Class Action Complaint

Please date stamp the duplicate copy of this letter and return it to the undersigned.

Please direct any questions concerning the foregoing to Howard Surloff at (212) 902-3309.

Very truly yours,



Sabrina L. Khan
Vice President

cc: Jeffrey Dalke
Kenneth Greenberg

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JEANNE MASDEN and DON MASDEN, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. ASHOK N. BAKHRU, JOHN P. COBLENTZ, JR., PATRICK T. HARKER, MARY P. McPHERSON, WILMA J. SMELCER, RICHARD P. STRUBEL, ALAN A. SHUCH, KAYSIE P. UNIACKE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & COMPANY, GOLDMAN SACHS ASSET MANAGEMENT, L.P., and JOHN DOES NO. 1 THROUGH 100, Defendants.	Case No. 1:05-CV-00291-LAK **NOTICE OF MOTION TO DISMISS PLAINTIFFS' AMENDED CLASS ACTION COMPLAINT**

PLEASE TAKE NOTICE that, upon the accompanying Defendants' Memorandum of Law in Support of Their Motion to Dismiss Plaintiffs' Amended Class Action Complaint, dated April 11, 2005, and the Declaration of Richard C. Pepperman, II, dated April 11, 2005, including the exhibits attached thereto, all defendants will move this Court, before the Honorable Lewis A. Kaplan, at a time and place to be determined by the Court, at the United States Courthouse, 500 Pearl Street, New York, New York 10007, for an Order pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure dismissing plaintiffs' Amended Class Action Complaint in its entirety, and for such further and other relief that the Court may deem just and proper.

Dated: New York, New York
April 11, 2005

Respectfully Submitted,

DRINKER BIDDLE & REATH LLP
By:

s/Charles D. Donohue, Jr.
Charles D. Donohue (CD 5165)
140 Broadway, 39th Floor
New York, New York 10005
(212) 248-3140

Of Counsel:
Alfred W. Putnam, Jr.
Michael W. McTigue, Jr.
One Logan Square
18th & Cherry Street
Philadelphia, PA 19103-6996
(215) 988-2700

Counsel for Defendants Ashok N. Bakhru, John P. Coblentz, Jr., Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, and Richard P. Strubel

SULLIVAN & CROMWELL LLP
By:

s/Richard C. Pepperman, II
Gandolfo V. DiBlasi (GD 5913)
Richard C. Pepperman, II (RP 0957)
Suhana S. Han (SH 2407)
Laurent S. Wiesel (LW 2154)
125 Broad Street
New York, NY 10004
(212) 558-4000

Counsel for Defendants The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P., Alan A. Shuch, and Kaysie P. Uniacke

CERTIFICATE OF SERVICE

I hereby certify that I am admitted to the Bar of this Court and that, on April 11, 2005, true copies of **NOTICE OF MOTION TO DISMISS PLAINTIFFS' AMENDED CLASS ACTION COMPLAINT**, executed on April 11, 2005, were served by first-class mail on Perry Weitz, Esq., WEITZ & LUXENBERG, P.C., 180 Maiden Lane, New York, New York 10038; Randall K. Pulliam, Esq., BARON & BUDD, P.C., 3102 Oak Lawn Ave., Suite 1100, Dallas, Texas 75219; and Hank Bates, Esq., CAULEY BOWMAN CARNEY & WILLIAMS, LLP, 11311 Arcade Dr., Suite 200, Little Rock, Arkansas 72212.

Dated: New York, New York
April 11, 2005

s/Laurent Stéphan Wiesel
Laurent S. Wiesel (LW 2154)
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JEANNE MASDEN and DON MASDEN, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. ASHOK N. BAKHRU, JOHN P. COBLENTZ, JR., PATRICK T. HARKER, MARY P. McPHERSON, WILMA J. SMELCER, RICHARD P. STRUBEL, ALAN A. SHUCH, KAYSIE P. UNIACKE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & COMPANY, GOLDMAN SACHS ASSET MANAGEMENT, L.P., and JOHN DOES NO. 1 THROUGH 100, Defendants.	Case No. 1:05-CV-00291-LAK

DEFENDANTS' MEMORANDUM OF LAW IN SUPPORT OF THEIR MOTION TO DISMISS PLAINTIFFS' AMENDED CLASS ACTION COMPLAINT

DRINKER BIDDLE & REATH LLP
Charles D. Donohue, Jr. (CD 5165)
140 Broadway, 39th Floor
New York, New York 10005
(212) 248-3140

Of Counsel:
Alfred W. Putnam, Jr.
Michael W. McTigue, Jr.
One Logan Square
18th & Cherry Street
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700

Counsel for Defendants Ashok N. Bakhru, John P. Coblentz, Jr., Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, and Richard P. Strubel

SULLIVAN & CROMWELL LLP
Gandolfo V. DiBlasi (GD 5913)
Richard C. Pepperman, II (RP 0957)
Suhana S. Han (SH 2407)
Laurent S. Wiesel (LW 2154)
125 Broad Street
New York, New York 10004
(212) 558-4000

Counsel for Defendants The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P., Alan A. Shuch, and Kaysie P. Uniacke

April 11, 2005

TABLE OF CONTENTS

Page

PRELIMINARY STATEMENT 2

BACKGROUND 4

ARGUMENT 6

I. Plaintiffs' Failure to Bring Their Claims Under Sections 36(a) and 47(b) of the ICA and Their State-Law Claims Derivatively Warrants Dismissal 7

II. Plaintiffs' Claim Under Section 36(a) of the ICA Also Should Be Dismissed Because There Is No Private Right of Action Under That Section 11

III. Plaintiffs Have Failed to State a Claim Under Section 36(b) of the ICA 15

A. Plaintiffs Do Not Allege That the Parent Company Defendant Received Advisory or Distribution Fees 16

B. Plaintiffs' Allegations Are Insufficient to State a Claim for Excessive Advisory Fees 17

IV. Plaintiffs Also Have Not Stated a Claim for Rescission Under Section 47(b) of the ICA 20

V. Plaintiffs' State-Law Claims Against the Trustee Defendants Also Should Be Dismissed Because Plaintiffs' Allegations Are Insufficient 21

CONCLUSION 24

TABLE OF AUTHORITIES

Page(s)

FEDERAL CASES

ABF Capital Mgmt. v. *Askin Capital Mgmt., L.P.*,
957 F. Supp. 1308 (S.D.N.Y. 1997)....................11

Alexander v. *Sandoval*,
532 U.S. 275, 121 S. Ct. 1511 (2001)....................12-13

Amalgamated Bank v. *Yost*,
No. Civ. A. 04-0972, 2005 WL 226117 (E.D. Pa. Jan 31, 2005)....................22

Benak v. *Alliance Capital Mgmt., L.P.*,
No. Civ. A. 01-5734, 2004 WL 1459249 (D.N.J. Feb. 9, 2004)....................19

Blasberg v. *Oxbow Power Corp.*,
934 F. Supp. 21 (D. Mass. 1996)....................9

Chamberlain v. *Aberdeen Asset Mgmt. Ltd.*,
No. 02 CV 5870, 2005 WL 195520 (E.D.N.Y. Jan. 21, 2005)....................13

Correctional Servs. Corp. v. *Malesko*,
534 U.S. 61, 122 S. Ct. 515 (2001)....................12

Daily Income Fund, Inc. v. *Fox*,
464 U.S. 523, 104 S. Ct. 831 (1984)....................15

Dellastatious v. *Williams*,
242 F.3d 191 (4th Cir. 2001)....................23

Desiderio v. *Nat'l Ass'n of Sec. Dealers, Inc.*,
191 F.3d 198 (2d Cir. 1999)....................4

In re Dreyfus Aggressive Growth Mut. Fund Litig.,
No. 98 Civ. 4318, 2000 WL 10211 (S.D.N.Y. Jan. 6, 2000)....................10

In re Eaton Vance Corp. Sec. Litig.,
219 F.R.D. 38 (D. Mass. 2003)....................6

Faulkner v. *Verizon Communications, Inc.*,
189 F. Supp. 2d 161 (S.D.N.Y. 2002)....................6

Fogel v. *Chestnutt*,
533 F.2d 731 (2d Cir. 1975)....................13

Fogel v. *Chestnutt*,
668 F.2d 100 (2d Cir. 1981) 13

Friedl v. *City of New York*,
210 F.3d 79 (2d Cir. 2000) 6

Friedman v. *Salomon/Smith Barney, Inc.*,
No. 98 Civ. 5990, 2000 WL 1804719 (S.D.N.Y. Dec. 8, 2000) 24

Gartenberg v. *Merrill Lynch Asset Mgmt., Inc.*,
91 F.R.D. 524 (S.D.N.Y. 1981) 7

Gartenberg v. *Merrill Lynch Asset Mgmt., Inc.*,
694 F.2d 923 (2d Cir. 1982) 18

Green v. *Fund Asset Mgmt., L.P.*,
147 F. Supp. 2d 318 (D.N.J. 2001) 16

Green v. *Nuveen Advisory Corp.*,
295 F.3d 738 (7th Cir. 2002) 16, 18

Halligan v. *Standard & Poor's/Intercapital, Inc.*,
434 F. Supp. 1082 (E.D.N.Y. 1977) 17

Herman v. *Steadman*,
50 F.R.D. 488 (S.D.N.Y. 1970) 6

Kahn v. *Kohlberg, Kravis, Roberts & Co.*,
970 F.2d 1030 (2d Cir. 1992) 19

Kamen v. *Kemper Fin. Servs., Inc.*,
500 U.S. 90, 111 S. Ct. 1711 (1991) 7

Kaufman v. *Dreyfus Fund, Inc.*,
434 F.2d 727 (3d Cir. 1970) 6

King v. *Douglass*,
973 F. Supp. 707 (S.D. Tex. 1996) 9

Komanoff v. *Mabon, Nugent & Co.*,
884 F. Supp. 848 (S.D.N.Y. 1995) 20

Krinsk v. *Fund Asset Mgmt., Inc.*,
875 F.2d 404 (2d Cir. 1989) 18

Krouner v. *The Am. Heritage Fund, Inc.*,
No. 94 Civ. 7213, 1997 WL 452021 (S.D.N.Y. Aug. 6, 1997) 10

Lessler v. *Little*,
857 F.2d 866 (1st Cir. 1988) 11

Levy v. *Alliance Capital Mgmt. L.P.*,
No. 97 Civ. 4672, 1998 WL 744005 (S.D.N.Y. Oct. 26, 1998) 17-19

In re McKesson HBOC Inc., Sec. Litig.,
126 F. Supp. 2d 1248 (N.D. Cal. 2000) 11

In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.,
272 F. Supp. 2d 243 (S.D.N.Y. 2003)... 7, 9

Meyer v. *Oppenheimer Mgmt. Corp.*,
895 F.2d 861 (2d Cir. 1990)... 16

Migdal v. *Rowe Price-Fleming Int'l, Inc.*,
248 F.3d 321 (4th Cir. 2001) 18

Mills v. *Elec. Auto-Lite Co.*,
396 U.S. 375, 90 S. Ct. 616 (1970)... 20

National Union Fire Ins. Co. v. *Turtur*,
892 F.2d 199 (2d Cir. 1989)... 20

Olesh v. *Dreyfus Corp.*,
No. CV-94-1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995)................................. 19

Olmsted v. *Pruco Life Ins. Co. of N.J.*,
283 F.3d 429 (2d Cir. 2002)... 12-15

Pompano-Windy City Partners, Ltd. v. *Bear Stearns & Co.*,
794 F. Supp. 1265 (S.D.N.Y. 1992)... 20

Primavera Familienstiftung v. *Askin*,
No. 95 Civ. 8905, 1996 WL 494904 (S.D.N.Y. Aug. 30, 1996) 11

Rothman v. *Gregor*,
220 F.3d 81 (2d Cir. 2000)... 4

Strougo v. *Bassini*,
282 F.3d 162 (2d Cir. 2002)... 15

Strougo v. *BEA Assocs.*,
No. 98 CIV. 3725, 1999 WL 147737 (S.D.N.Y. Mar. 18, 1999) 17-18

Tarlov v. *Paine Webber Cashfund, Inc.*,
559 F. Supp. 429 (D. Conn. 1983).. 17, 20

Touche Ross & Co. v. *Redington*,
442 U.S. 560, 99 S. Ct. 2479 (1979)... 14-15

Weinstein v. *Albright*,
261 F.3d 127 (2d Cir. 2001)... 6

Weinstein v. *Appelbaum*,
193 F. Supp. 2d 774 (S.D.N.Y. 2002)....................9

Wexler v. *Equitable Capital Mgmt. Corp.*,
No. 93 Civ. 3834, 1994 WL 48807 (S.D.N.Y. Feb. 17, 1994) 19

Yampolsky v. *Morgan Stanley Inv. Advisers, Inc.*,
No. 03 Civ. 5710, 2004 WL 1065533 (S.D.N.Y. May 12, 2004)....................19

Zerman v. *Jacobs*,
510 F. Supp. 132 (S.D.N.Y. 1981) 21

STATE CASES

Agostino v. *Hicks*,
845 A.2d 1110 (Del. Ch. 2004)....................8

Brehm v. *Eisner*,
746 A.2d 244 (Del. 2000) 10, 21

In re Caremark Int'l Inc. Derivative Litig.,
698 A.2d 959 (Del. Ch. 1996).................... 22-23

In re Citigroup Inc. S'holders Litig.,
No. 19827, 2003 WL 21384599 (Del. Ch. June 5, 2003) 22

FS Parallel Fund L.P. v. *Ergen*,
Civ. A. No. 19853, 2004 WL 3048751 (Del. Ch. Nov. 3, 2004)....................11

Graham v. *Allis-Chalmers Mfg. Co.*,
188 A.2d 125 (Del. 1963) 22

Grobow v. *Perot*,
539 A.2d 180 (Del. 1988) 21

Kramer v. *W. Pac. Indus.*,
546 A.2d 348 (Del. 1988) 8

Manzo v. *Rite Aid Corp.*,
No. Civ. A. 18451, 2002 WL 31926606 (Del. Ch. Dec. 19, 2002) 9

Parnes v. *Bally Entm't Corp.*,
722 A.2d 1243 (Del. 1999) 7

Production Res. Group, L.L.C. v. *NCT Group*,
863 A.2d 772 (Del. Ch. 2004)....................21, 23

Rattner v. *Bidzos*,
No. Civ. A. 19700, 2003 WL 22284323 (Del. Ch. Sept. 30, 2003)....................22

Tooley v. *Donaldson, Lufkin & Jenrette, Inc.*,
845 A.2d 1031 (Del. 2004) 7-8

In re Triarc Cos.,
791 A.2d 872 (Del. Ch. 2001).......... 9

FEDERAL STATUTES AND RULES

15 U.S.C. § 78cc.......... 20

15 U.S.C. § 80a-35.......... 12, 14-16, 19

15 U.S.C. § 80a-46.......... 20

Fed. R. Civ. P. 12 1

Fed. R. Civ. P. 23.1 10

STATE STATUTE AND RULE

DEL. CODE ANN. tit. 12, § 3801 10

Del. Ch. R. 23.1 10

SECONDARY SOURCE

3 EDWARD P. WELCH & ANDREW TUREZYN, FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 3801 (4th ed. 2004) 7

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JEANNE MASDEN and DON MASDEN, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. ASHOK N. BAKHRU, JOHN P. COBLENTZ, JR., PATRICK T. HARKER, MARY P. McPHERSON, WILMA J. SMELCER, RICHARD P. STRUBEL, ALAN A. SHUCH, KAYSIE P. UNIACKE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & COMPANY, GOLDMAN SACHS ASSET MANAGEMENT, L.P., and JOHN DOES NO. 1 THROUGH 100, Defendants.	:	Case No. 1:05-CV-00291-LAK

DEFENDANTS' MEMORANDUM OF LAW IN SUPPORT OF THEIR MOTION TO DISMISS PLAINTIFFS' AMENDED CLASS ACTION COMPLAINT

Defendants The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P., and the Trustees of the Goldman Sachs Funds[1] respectfully submit this memorandum in support of their motion to dismiss plaintiffs' Amended Class Action Complaint (the "Complaint") pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure.

---

[1] Defendants Ashok N. Bakhru, John P. Coblentz, Jr., Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, Richard P. Strubel, Alan A. Shuch and Kaysie P. Uniacke are collectively referred to herein as the "Trustee Defendants."

PRELIMINARY STATEMENT

Relying "upon information and belief that the allegations are likely to have evidentiary support," plaintiffs assert that defendants failed "to submit Proof of Claim forms or to otherwise participate in settled securities class actions" in which the Goldman Sachs Funds (the "Funds") were eligible to participate. (Compl. ¶¶ 5, 32.) When this action was filed, plaintiffs' counsel filed virtually identical complaints throughout the country against at least 40 mutual fund families and their affiliates, promising to amend their skeletal complaints if and when they actually procured facts to substantiate their conclusory allegations. Even assuming the truth of plaintiffs' allegations, the Complaint against these defendants fails to state a claim upon which relief can be granted, and thus should be dismissed.

First, plaintiffs' claims under Sections 36(a) and 47(b) of the Investment Company Act ("ICA") (Counts III and V) and their state-law claims for breach of fiduciary duty (Count I) and negligence (Count II) are derivative in nature and cannot be brought directly by shareholders such as plaintiffs. Plaintiffs assert that they and the putative class they seek to represent were injured as a result of defendants' failure to ensure that the Funds participated in class-action settlements. (Compl. ¶ 36.) But any such alleged injury was suffered directly by the Funds, and any alleged injury suffered by plaintiffs as owners of the Funds' shares was derivative of the Funds' injury, if any. In short, plaintiffs are complaining about the pro rata diminution in the value of their securities — the hallmark of a derivative claim. Plaintiffs therefore cannot assert those claims directly, and their failure to bring those claims derivatively requires dismissal.

Second, plaintiffs' claim under Section 36(a) of the ICA (Count III) should be dismissed on the additional ground that there is no private right of action under that section. The text and structure of the ICA make clear that Congress did not intend to create such a right of action. By its own terms, Section 36(a) authorizes only the Securities and Exchange Commission — and not private litigants — to bring an action for violations of that section.

Third, plaintiffs' claim under Section 36(b) of the ICA (Count IV) should be dismissed because plaintiffs have not alleged a claim for excessive advisory or distribution fees. To start, plaintiffs do not allege that the "Parent Company Defendant" (The Goldman Sachs Group, Inc.) ever received investment advisory or distribution fees. A claim under Section 36(b) cannot be brought against a party that did not receive such fees. Moreover, plaintiffs do not allege that the investment advisory fees received by the "Investment Adviser Defendants" (Goldman Sachs Asset Management, L.P. and Goldman, Sachs & Co.) are so disproportionately large that they bear no reasonable relationship to the services provided by those defendants. Plaintiffs' 36(b) claim against all defendants therefore fails under Second Circuit law and should be dismissed.

Fourth, plaintiffs' claim under Section 47(b) of the ICA (Count V) should be dismissed for two additional reasons. As an initial matter, liability under this section is predicated upon liability under other sections of the ICA. Because plaintiffs have failed to state a claim under Sections 36(a) and 36(b) of the ICA, they also have not stated a claim under Section 47(b). Further, plaintiffs fail to identify any term of the "investment advisory agreements" that violates the ICA. This failure also requires dismissal of their claim under Section 47(b).

Finally, plaintiffs' state-law claims against the Trustee Defendants alleging breach of fiduciary duty (Count I) and negligence (Count II) should be dismissed on the additional ground that plaintiffs' allegations are insufficient as a matter of law. Plaintiffs have failed to allege specific facts to overcome the presumption that trustees act in good faith.

BACKGROUND[2]

A. The Parties

Plaintiffs. Jeanne and Don Masden allege that "at all relevant times [they] owned one of the Funds." (Compl. ¶ 10.) Plaintiffs do not allege that they are current shareholders of the Funds. Nor do they identify which of the "approximately 41" Goldman Sachs Funds they supposedly owned. (Compl. ¶ 11.)

Trustee Defendants. The Goldman Sachs Funds are governed by an eight-member Board of Trustees. (Pepperman Decl. Ex. 2 at B-51 to B-54.) Six of the eight Trustees are not employed by any of the corporate defendants or their affiliates and are deemed not to be "interested persons" under the ICA. (*Id.* at B-51 to B-53.) Two

[2] The following "facts" are taken from the allegations in the Complaint, as well as the Funds' public disclosure documents. For purposes of this motion only, plaintiffs' well-pleaded allegations — not bald conclusions — are assumed to be true. *See Desiderio* v. *Nat'l Ass'n of Sec. Dealers, Inc.*, 191 F.3d 198, 202 (2d Cir. 1999). In this Memorandum of Law, defendants rely on the prospectus for the Goldman Sachs Domestic Equity Funds, dated January 1, 2005 ("Prospectus"), as well as the statement of additional information ("SAI"), dated January 1, 2005, as amended March 1, 2005. The Prospectus and SAI are attached to the Declaration of Richard C. Pepperman, II, dated April 11, 2005 ("Pepperman Decl."), as Exhibits 1 and 2, respectively. In deciding a motion to dismiss, this Court may take judicial notice of the prospectus and other Fund documents filed with the Securities and Exchange Commission ("SEC"). *See Rothman* v. *Gregor*, 220 F.3d 81, 88 (2d Cir. 2000) ("For purposes of a motion to dismiss, we have deemed a complaint to include . . . public disclosure documents required by law to be, and that have been, filed with the SEC."). Moreover, pursuant to the Court's individual practices, a copy of the Complaint is attached as Exhibit A to defendants' Memorandum of Law.

Trustees are employed by Goldman, Sachs & Co. and are deemed to be "interested persons." (*Id.* at B-54.)

Investment Adviser Defendants. Goldman Sachs Asset Management, L.P. ("GSAM") is an investment adviser of the Goldman Sachs Funds and is responsible for the day-to-day management of the Funds. (Compl. ¶ 13.) Consistent with standard industry practice, GSAM charges the Funds investment advisory and management fees pursuant to an agreement between GSAM and the Funds. (Pepperman Decl. Ex. 1 at 52.) Although Goldman, Sachs & Co. is an affiliate of GSAM, it does not currently perform any investment advisory services to the Funds. (*Id.* at 51.)

Parent Company Defendant. The Goldman Sachs Group, Inc. ("GS Group") is the "ultimate parent" of Goldman, Sachs & Co. and GSAM. (Compl. ¶ 11.) Although its subsidiaries provide "investment advisory, distribution and administrative services" to the Funds (*id.*), plaintiffs do not allege that GS Group itself receives any compensation for those services.

B. Plaintiffs' Claims

The crux of the Complaint is that defendants allegedly failed to submit "Proof of Claim forms or to otherwise participate in settled securities class actions" in which the Goldman Sachs Funds were eligible to participate. (Compl. ¶¶ 32, 36, 39, 43.) Based on this allegation, plaintiffs assert claims under Sections 36(a), 36(b) and 47(b) of the ICA (Counts III-V), as well as state-law claims for breach of fiduciary duty (Count I) and negligence (Count II). Not only do plaintiffs offer no specific factual allegations in support of the Complaint's gravamen, but they concede that they have no such facts and will someday withdraw the Complaint if unable to procure evidence. (Compl. ¶ 5.)

Plaintiffs seek to litigate these claims "on behalf of all persons owning one of the Funds at any time between January 10, 2002, through March 9, 2005, and who were damaged by the conduct alleged herein." (Compl. ¶ 16.) As explained below, each of plaintiffs' five claims fails as a matter of law, and thus the Complaint should be dismissed in its entirety.

ARGUMENT

A motion to dismiss a complaint for failure to state a claim should be granted if plaintiffs are not entitled to the relief sought based on the facts alleged in the complaint. *See Weinstein* v. *Albright*, 261 F.3d 127, 131 (2d Cir. 2001). Although well-pleaded factual allegations must be accepted as true, "[c]onclusory allegations or legal conclusions masquerading as factual conclusions will not suffice to prevent a motion to dismiss." *Faulkner* v. *Verizon Communications, Inc.*, 189 F. Supp. 2d 161, 168 (S.D.N.Y. 2002) (internal quotation marks omitted). As the Second Circuit has held, "[t]o survive a motion to dismiss, [plaintiffs'] claims must be supported by specific and detailed factual allegations, not stated in wholly conclusory terms." *Friedl* v. *City of New York*, 210 F.3d 79, 85-86 (2d Cir. 2000) (internal quotation marks omitted).[3/]

[3/] Plaintiffs — who have alleged ownership in only "one of" the "approximately 41 Funds" (Compl. ¶¶ 10-11) — in all events lack standing to assert their claims with respect to Goldman Sachs mutual funds they never owned. *See Kaufman* v. *Dreyfus Fund, Inc.*, 434 F.2d 727, 738 (3d Cir. 1970) (dismissing plaintiff's derivative claim against mutual funds in which he did not own shares); *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38, 41 (D. Mass. 2003) (holding that plaintiffs lacked standing to assert claims with respect to two funds that they did not own because they could not "demonstrate the requisite case or controversy between themselves personally" and the funds); *Herman* v. *Steadman*, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) (rejecting plaintiff's attempt to maintain a derivative action on behalf of three mutual funds because he owned an interest in only one of them).

I. Plaintiffs' Failure to Bring Their Claims Under Sections 36(a) and 47(b) of the ICA and Their State-Law Claims Derivatively Warrants Dismissal.

Plaintiffs' claims under Sections 36(a) and 47(b) of the ICA (Counts III and V) and their state-law claims for breach of fiduciary duty (Count I) and negligence (Count II) allege a direct injury to the Goldman Sachs Funds and, at most, only an indirect impact on the Funds' shareholders. Accordingly, such claims, to the extent they are legally viable, must be brought directly by, or derivatively on behalf of, the Funds. Because plaintiffs seek to bring these claims directly themselves — and not derivatively on behalf of the Funds — the claims should be dismissed.

Under Delaware law,[4/] the determination of whether a claim is direct or derivative turns "*solely* on the following questions: (1) who suffered the alleged harm (the corporation or the suing stockholders, individually); and (2) who would receive the benefit of any recovery or other remedy (the corporation or the stockholders, individually)?" *Tooley* v. *Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031, 1033 (Del. 2004) (emphasis in original). To pursue a direct action, plaintiffs must demonstrate that they and other shareholders suffered an injury "'independent of any injury to the corporation.'" *Id.* at 1038 (quoting *Parnes* v. *Bally Entm't Corp.*, 722 A.2d 1243, 1245 (Del. 1999)). In other words, plaintiffs must establish that they "'can prevail without

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[4/] The law of the state in which a fund is incorporated governs whether a claim must be brought derivatively. *See Kamen* v. *Kemper Fin. Servs., Inc.*, 500 U.S. 90, 108-09, 111 S. Ct. 1711, 1723 (1991); *In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 259 (S.D.N.Y. 2003). Each Fund is a series of the Goldman Sachs Trust or the Goldman Sachs Variable Insurance Trust, both of which are open-end investment companies formed under the laws of the State of Delaware. (Pepperman Decl. Ex. 2 at B-5.) For all relevant purposes, the rules and caselaw governing suits against corporations also apply to Delaware trusts. *See, e.g.*, *Gartenberg* v. *Merrill Lynch Asset Mgmt., Inc.*, 91 F.R.D. 524, 526 (S.D.N.Y. 1981); 3 EDWARD P. WELCH & ANDREW TUREZYN, FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 3801 (4th ed. 2004).

showing an injury to the corporation.'" *Id.* at 1036 (quoting *Agostino* v. *Hicks,* 845 A.2d 1110, 1122 (Del. Ch. 2004)). Plaintiffs cannot do this.

As the Complaint makes clear, plaintiffs' claims are premised on the allegation that the assets of the Goldman Sachs Funds were diminished as a result of defendants' alleged failure to participate in settlements on behalf of the Funds. The Complaint states:

> If Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases [listed in the Complaint] and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the funds, and such increases would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

(Compl. ¶ 25.) Contrary to the implication of this allegation, like virtually all mutual funds, assets of a particular Fund are not specially "allocated" to fund shareholders. Rather, the NAV is calculated on a daily basis and represents the net assets of a particular series of shares divided by the total number of shares outstanding of that series. Because mutual fund shares are not "traded" on an exchange or other market, the NAV represents the share price and is recalculated on a daily basis. (Pepperman Decl. Ex. 1 at 67-68.)

Plaintiffs' allegations amount to a claim for mismanagement of Fund assets, which cannot be maintained directly by shareholders like plaintiffs. "Delaware courts have long recognized" that such actions "charging mismanagement which depress[es] the value of stock allege a wrong to the corporation, *i.e.*, the stockholders collectively," and must be "enforced by a derivative action." *Kramer* v. *W. Pac. Indus.*, 546 A.2d 348, 353 (Del. 1988) (internal quotation marks omitted); *see also Tooley*, 845 A.2d at 1038 (claims "essentially for mismanagement of corporate assets" are

derivative under Delaware law); *Weinstein* v. *Appelbaum*, 193 F. Supp. 2d 774, 782 (S.D.N.Y. 2002) ("While harm to shareholders may indeed flow from mismanagement, Delaware law provides that the corporation alone has a cause of action."). The Funds suffered the alleged harm directly, and the Funds should receive the benefit of any recovery.

Nowhere in the Complaint do plaintiffs allege any facts demonstrating that they suffered an injury "independent of any injury" to the Funds. Rather, even accepting as true the allegations of the Complaint, plaintiffs suffered an injury only indirectly to the extent that the net asset value of the Fund they owned was lower than it might otherwise have been if the settlement funds were claimed. Where, as here, "the substantive nature of the alleged injury is such that it falls directly on the corporation as a whole and collectively, but only secondarily, upon its stockholders as a function of and in proportion to their pro rata investment in the corporation, the claim is derivative in nature and may be maintained only on behalf of the corporation." *In re Triarc Cos.*, 791 A.2d 872, 878 (Del. Ch. 2001) (internal citation omitted); *see also Manzo* v. *Rite Aid Corp.*, No. Civ. A. 18451, 2002 WL 31926606, at *5 (Del. Ch. Dec. 19, 2002) (injury "suffered by all [] shareholders in proportion to their pro rata share ownership" states "a derivative claim"); *In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.*, 272 F. Supp. 2d at 260 (under Maryland law, allegation that the "Fund's net asset value declined" is derivative in nature); *King* v. *Douglass*, 973 F. Supp. 707, 724 (S.D. Tex. 1996) (under Delaware law, allegation that a "rights offering will reduce the NAV and the market value of the Fund's shares" is derivative in nature); *Blasberg* v. *Oxbow Power Corp.*, 934 F. Supp. 21, 26 (D. Mass. 1996) (under Massachusetts law, "if a plaintiff alleges mismanagement of

funds . . . resulting in the diminution of the value of the corporate stock or assets, the claim is one held by the corporation itself, and thus derivative if brought by an investor").[5]

Courts have dismissed claims under Section 36(a) of the ICA brought directly by shareholders on the ground that the claims are derivative in nature. *See Krouner* v. *The Am. Heritage Fund, Inc.*, No. 94 Civ. 7213, 1997 WL 452021, at *2-3 (S.D.N.Y. Aug. 6, 1997) (under New York law, dismissing Section 36(a) claim alleging mismanagement and diversion of corporate assets that was brought directly); *In re Dreyfus Aggressive Growth Mut. Fund Litig.*, No. 98 Civ. 4318, 2000 WL 10211, at *4 (S.D.N.Y. Jan. 6, 2000) (under Maryland law, holding that Section 36(a) claim is derivative because plaintiffs' alleged harm "derived from harm to the Funds themselves").[6]

Similarly, under Section 47(b) of the ICA, plaintiffs seek to rescind the "advisory agreements" between the Investment Adviser Defendants and the Funds. Plaintiffs do not (and cannot) allege that they are parties to the "advisory agreements." As such, they lack standing to bring their Section 47(b) claim directly on behalf of

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[5] Had plaintiffs brought Counts I, II, III and V derivatively, they would have been required to make a demand on the Board to bring suit, or plead with particularity why demand would be futile. *See* Fed. R. Civ. P. 23.1; Del. Ch. R. 23.1. There is no basis to allege that the majority of the Board lacks independence because six of the eight Trustees are deemed not to be "interested" persons under the ICA. (Pepperman Decl. Ex. 2 at B-51 to B-54.) Under Delaware law, a trustee of an investment company who is not considered to be "interested" under the ICA "shall be deemed independent and disinterested for all purposes." DEL. CODE ANN. tit. 12, § 3801(h) (2004). Plaintiffs therefore cannot comply with Delaware's "stringent requirements of factual particularity" in pleading demand futility. *Brehm* v. *Eisner*, 746 A.2d 244, 254 (Del. 2000).

[6] In light of their holding that such claims must be brought derivatively, these courts did not reach the issue of whether Section 36(a) of the ICA creates a private right of action. As explained below, there is no private right of action under this section.

themselves and other shareholders. This claim instead is derivative in nature and must be brought by or on behalf of the Funds. *See Lessler* v. *Little*, 857 F.2d 866, 874 (1st Cir. 1988) ("a shareholder such as [plaintiff] lacks standing to pursue on his own" a Section 47(b) claim "belonging to the corporation").

Plaintiffs' state-law claims are derivative as well. Indeed, claims asserting breach of fiduciary duty and negligence are routinely held to be derivative in nature. *See, e.g., FS Parallel Fund L.P.* v. *Ergen*, Civ. A. No. 19853, 2004 WL 3048751, at *3 (Del. Ch. Nov. 3, 2004) (breach of fiduciary duty claims relating to management and funding of corporation are derivative); *In re McKesson HBOC, Inc. Sec. Litig.*, 126 F. Supp. 2d 1248, 1278 (N.D. Cal. 2000) (under Delaware law, breach of duty of care claims sounding in negligence "must be brought derivatively"); *ABF Capital Mgmt.* v. *Askin Capital Mgmt., L.P.*, 957 F. Supp. 1308, 1334 (S.D.N.Y. 1997) (breach of fiduciary duty claims "belong to the Funds, not the individual investors"); *Primavera Familienstiftung* v. *Askin*, No. 95 Civ. 8905, 1996 WL 494904, at *17 (S.D.N.Y. Aug. 30, 1996) (under Delaware law, breach of fiduciary duty claim based on mismanagement and claim for aiding and abetting breach of fiduciary duty are derivative).

II. Plaintiffs' Claim Under Section 36(a) of the ICA Also Should Be Dismissed Because There Is No Private Right of Action Under That Section.

Count III alleges that defendants breached their fiduciary duties in violation of Section 36(a) of the ICA[7] by "failing to submit Proof of Claim forms or to

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[7] Section 36(a) states in relevant part:

otherwise participate in settled securities class actions." (Compl. ¶ 39.) Section 36(a), however, does not expressly create a private right of action for civil litigants. *See* 15 U.S.C. § 80a-35(a). Plaintiffs' claim therefore fails as a matter of law unless Congress intended to create an implied private right of action for violations of Section 36(a). Because the text and structure of the ICA do not reflect such a legislative intent, plaintiffs' claim under Section 36(a) should be dismissed as well.

"The Supreme Court has established that courts must look to the intent of Congress in determining whether a federal private right of action exists for violations of a federal statute." *Olmsted* v. *Pruco Life Ins. Co. of N.J.*, 283 F.3d 429, 432 (2d Cir. 2002). In the absence of congressional intent, "a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute." *Id.* (quoting *Alexander* v. *Sandoval*, 532 U.S. 275, 286-87, 121 S. Ct. 1511, 1520 (2001)).

Indeed, the Supreme Court has explicitly "retreated from [its] previous willingness to imply a cause of action where Congress has not provided one." *Correctional Servs. Corp.* v. *Malesko*, 534 U.S. 61, 67 n.3, 122 S. Ct. 515, 519 n.3 (2001). More specifically, the Supreme Court has "abandoned" the view that it is the

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> The Commission is authorized to bring an action in the proper district court of the United States . . . , alleging that a person serving or acting in one or more of the following capacities has engaged within five years of the commencement of this action or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts—(1) as officer, director, member of any advisory board, investment adviser, or depositor; or (2) as principal underwriter, if such registered company is an open-end company, unit investment trust, or face-amount certificate company.

15 U.S.C. § 80a-35(a).

"duty of the courts to be alert to provide such remedies as are necessary to make effective the congressional purpose expressed by a statute." *Sandoval*, 532 U.S. at 287 (internal quotation marks omitted). The relevant inquiry therefore "begins with the text and structure of the statute and ends once it has become clear that Congress did not provide a cause of action." *Id.* at 289 n.7 (internal quotation marks omitted).

Since the Second Circuit handed down its decision in *Olmsted*, no court in this Circuit has held that an implied private right of action exists under any section of the ICA.[8] Indeed, "when the analysis mandated by [*Olmsted*] is applied to ICA § 36(a) . . . it is evident that there is no private right of action for enforcement of [Section 36(a)]." *Chamberlain* v. *Aberdeen Asset Mgmt. Ltd.*, No. 02 CV 5870, 2005 WL 195520, at *2 (E.D.N.Y. Jan. 21, 2005) (applying *Olmsted* and *Sandoval*).[9]

In *Olmsted*, holders of variable annuity contracts alleged that an insurer violated Sections 26(f) and 27(i) of the ICA by charging excessive service fees for managing those contracts. *See* 283 F.3d at 431. After first observing that a court "cannot

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[8] The Second Circuit's decision in *Fogel* v. *Chestnutt*, 668 F.2d 100 (2d Cir. 1981) — decided long before *Olmsted* — is not to the contrary. There, defendants waited until their second appeal to argue for the first time that a private right of action did not exist under Section 36(a). In rejecting that argument, the Second Circuit stated that its prior decision in the case, *Fogel* v. *Chestnutt*, 533 F.2d 731 (2d Cir. 1975), had "*assumed* that an adviser's and a director's breach of fiduciary duty under the ICA gave rise to a private cause of action for damages," and simply applied law of the case. *Fogel*, 668 F.2d at 105, 112 (emphasis added). The Second Circuit did not analyze whether such a right existed under Section 36(a), and recognized that this question had become "more debatable than we or the defendants thought in 1975." *Id.* at 112.

[9] Although a number of courts interpreting the ICA had previously recognized implied rights of action to enforce many of its sections, the Second Circuit noted in *Olmsted* that "[p]ast decisions reflecting judicial willingness to 'make effective [statutory] purpose' in the context of implied rights of action belong to an '*ancien regime*.'" 283 F.3d at 434 (quoting *Sandoval*, 532 U.S. at 287). The Second Circuit made clear that decisions predating *Sandoval* are inconsistent with the Supreme Court's current analysis — which focuses on statutory text — and therefore are not persuasive authority in determining whether an implied private right of action exists. *See id.*

ordinarily conclude that Congress intended to create a right of action when none was explicitly provided," the Second Circuit noted that Sections 26(f) and 27(i) of the ICA do not expressly provide for a private right of action, and thus concluded that "we must presume that Congress did not intend one." *Id.* at 432 (internal quotation marks omitted).

The Second Circuit identified three additional features of the ICA that "strengthened" this presumption. *Id.* First, Sections 26(f) and 27(i) "do not contain rights-creating language" and instead describe prohibited actions by insurance companies without mentioning investors. *Id.* Second, Section 42 of the ICA "explicitly provides for enforcement of all ICA provisions" by the SEC "through investigations and civil suits for injunctions and penalties." *Id.* at 433. Third, Congress explicitly created a private right of action for investors in Section 36(b) of the ICA. *See id.* As the Second Circuit explained, "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private right to enforce other sections was intentional." *Id.*

Olmsted compels the same conclusion here, namely, that no private right of action exists under Section 36(a). As with Sections 26(f) and 27(i) of the ICA, Section 36(a) neither expressly provides for a private right of action nor includes any "rights-creating language." *Id.* at 432. To the contrary, Section 36(a) expressly authorizes only the SEC to bring an action. *See* 15 U.S.C. § 80a-35(a) ("The Commission is authorized to bring an action. . . ."). Moreover, when Congress divided Section 36 into two subsections, Congress left intact the provision for SEC enforcement of Section 36(a), while adding an explicit private right of action under Section 36(b). As the *Olmsted* court observed, "'when Congress wished to provide a private damage remedy, it knew how to

do so and did so expressly.'" 283 F.3d at 433 (quoting *Touche Ross & Co.* v. *Redington*, 442 U.S. 560, 572, 99 S. Ct. 2479, 2487 (1979)). Where, as here, a statutory provision "does not use rights-creating language, in a statute that provides for other remedies and contains explicit private rights of action to enforce other sections," there is "no ambiguity on the question of an implied private right of action . . . ." *Id.* at 435. In short, *Olmsted* makes unmistakably clear that there is no private right of action under Section 36(a).[10/]

III. Plaintiffs Have Failed to State a Claim Under Section 36(b) of the ICA.

In Count IV, plaintiffs allege that the Investment Adviser Defendants and the Parent Company Defendant breached their fiduciary duties under Section 36(b) of the ICA[11/] by "failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors." (Compl. ¶ 43.) This claim also fails as a matter of law.

10/ *Strougo* v. *Bassini*, 282 F.3d 162 (2d Cir. 2002), decided shortly before *Olmsted*, does not compel a different result. In that case, shareholders brought a class action against directors, officers and an investment adviser, alleging breach of fiduciary duties under Section 36(a). The district court granted defendants' motion to dismiss on the grounds that plaintiffs could seek redress only through a derivative action. In vacating the judgment in part, the Second Circuit held that, while a claim relating to a loss in share value must be brought derivatively, a claim relating to coercion of a rights offering is a direct claim under Maryland law. In holding that plaintiffs could bring a claim relating to the rights offering directly, the Second Circuit assumed (without any analysis) that a private right of action exists under Section 36(a).

11/ Section 36(b) states in relevant part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser.

15 U.S.C. § 80a-35(b). Congress intended Section 36(b) to be enforced directly by shareholders, not derivatively on behalf of a corporation. *See Daily Income Fund, Inc.*, v. *Fox*, 464 U.S. 523, 542, 104 S. Ct. 831, 841-42 (1984).

The fiduciary duty imposed by Section 36(b) on investment advisers and their affiliates applies only with respect to compensation received for investment advisory and distribution services. *See Meyer* v. *Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). To establish a claim under Section 36(b), plaintiffs bear "the burden of proving a breach of fiduciary duty" with respect to the receipt of such compensation, and an action can be brought only against "the recipient of such compensation or payments." 15 U.S.C. §§ 80a-35(b)(1), (b)(3). Here, plaintiffs have not alleged that the Parent Company Defendant received investment advisory or distribution fees. With respect to the Investment Adviser Defendants, plaintiffs have not alleged facts sufficient to state a claim for excessive fees under Section 36(b) of the ICA. The absence of such allegations is fatal to plaintiffs' Section 36(b) claim.

A. Plaintiffs Do Not Allege That the Parent Company Defendant Received Advisory or Distribution Fees.

Section 36(b) of the ICA provides that no action "shall be brought or maintained against any person other than the recipient of such compensation or payments, and no damages or other relief shall be granted against any person other than the recipient of such compensation or payments." 15 U.S.C. § 80a-35(b)(3). Recognizing that "Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)," courts have strictly construed the "recipient" requirement. *Green* v. *Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 330 (D.N.J. 2001); *see also Green* v. *Nuveen Advisory Corp.*, 295 F.3d 738, 743 (7th Cir. 2002) ("Congress enacted § 36(b) to provide a narrow federal remedy that is significantly more circumscribed than common law fiduciary duty doctrines.") (internal quotation marks omitted).

Nowhere in the Complaint do plaintiffs allege that the "Parent Company Defendant" — *i.e.*, GS Group — received investment advisory or distribution fees. As disclosed in the Prospectus, investment advisory and distribution fees instead are paid to GSAM and its affiliates. (Pepperman Decl. Ex. 1 at 52, 87.) Plaintiffs' conclusory allegation that GS Group is "the ultimate parent of Goldman, Sachs & Company and Goldman Sachs Asset Management" (Compl. ¶ 11) is insufficient to satisfy the "recipient" requirement of Section 36(b). Plaintiffs' claim against GS Group therefore should be dismissed. *See Levy* v. *Alliance Capital Mgmt. L.P.*, No. 97 Civ. 4672, 1998 WL 744005, at *3 (S.D.N.Y. Oct. 26, 1998) ("absent an allegation that it received compensation for investment advisory services itself, [defendant] simply is not subject to liability"); *Tarlov* v. *Paine Webber Cashfund, Inc.*, 559 F. Supp. 429, 436 (D. Conn. 1983) ("Only the recipient of the allegedly excessive compensation can be sued . . . . The plaintiff, by attempting to proceed against all of the defendants . . . is attempting improperly to avoid the express limits of Section 36(b)(3)."); *Halligan* v. *Standard & Poor's/Intercapital, Inc.*, 434 F. Supp. 1082, 1085 (E.D.N.Y. 1977) (Section 36(b) liability does not extend "to all who receive compensation or payments for any activities involving the investment advisory contract").

B. Plaintiffs' Allegations Are Insufficient to State a Claim for Excessive Advisory Fees.

Section 36(b) of the ICA was enacted "to address a narrow area of concern: the negotiation and enforcement of payment arrangements between the investment adviser and its fund." *Strougo* v. *BEA Assocs.*, No. 98 CIV. 3725, 1999 WL 147737, at *3 (S.D.N.Y. Mar. 18, 1999) (internal quotation marks omitted). "To be guilty of a violation of § 36(b) . . . the adviser-manager must charge a fee that is so

disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Gartenberg* v. *Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982); *see also Krinsk* v. *Fund Asset Mgmt., Inc.*, 875 F.2d 404, 409 (2d Cir. 1989). Thus, "[t]o survive a motion to dismiss, a complaint may not simply allege in a conclusory manner that advisory fees are 'excessive.' Instead, a plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive." *Levy*, 1998 WL 744005, at *2; *see also Migdal* v. *Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 327 (4th Cir. 2001). Plaintiffs have not done so here.

Plaintiffs assert that the Investment Adviser Defendants "are deemed to have a fiduciary duty with respect to the receipt of compensation for services." (Compl. ¶ 42.) Nowhere in the Complaint, however, do plaintiffs allege that the advisory fees received by the Investment Adviser Defendants bore no reasonable relationship to the services rendered by those defendants and could not have been the product of arm's length bargaining. Instead, plaintiffs' Section 36(b) claim is based merely on the alleged failure to "submit Proof of Claim forms or to otherwise participate in settled class actions." (Compl. ¶ 43.) As several courts have held, however, Section 36(b) does not create a cause of action for alleged fund mismanagement. *See Green* v. *Nuveen Advisory Corp.*, 295 F.3d at 744 n.9 ("fund mismanagement issues" are not "within the purview" of Section 36(b)); *Migdal*, 248 F.3d at 329 ("[g]eneral breach of fiduciary claims which involve merely an incidental or speculative effect on advisory fees are not properly within the scope of Section 36(b)."); *Strougo*, 1999 WL 147737, at *3 (Section 36(b)

does not provide a cause of action governing "the adviser's general performance or financial advice").

Simply stated, because plaintiffs' allegations have nothing to do with excessive advisory fees, their claim under Section 36(b) against the Investment Adviser Defendants fails as a matter of law and should be dismissed. *See Yampolsky* v. *Morgan Stanley Inv. Advisers, Inc.*, No. 03 Civ. 5710, 2004 WL 1065533, at *2 (S.D.N.Y. May 12, 2004) (granting motion to dismiss where plaintiff did not allege any facts "as to the *actual* fee negotiations or management and distribution services rendered by *these* defendants"); *Levy*, 1998 WL 744005, at *4 (granting motion to dismiss where plaintiff "fail[ed] to allege that these particular fees and expenses bear no relationship to the services rendered"); *Olesh* v. *Dreyfus Corp.*, No. CV-94-1664, 1995 WL 500491, at *19 (E.D.N.Y. Aug. 8, 1995) (same); *Wexler* v. *Equitable Capital Mgmt. Corp.*, No. 93 Civ. 3834, 1994 WL 48807, at *4 (S.D.N.Y. Feb. 17, 1994) (same). "Allowing an ICA claim to proceed in this instance would permit litigants to attack any aspect of an investment adviser's services under § 36(b) as long as the adviser was paid a fee for the services. Such an expansive interpretation would run counter to the narrow scope intended for the provision." *Benak* v. *Alliance Capital Mgmt., L.P.*, No. Civ. A. 01-5734, 2004 WL 1459249, at *8 (D.N.J. Feb. 9, 2004).[12/]

[12/] Although plaintiffs assert that the purported "class period" is January 10, 2002 to March 9, 2005 (Compl. ¶ 16), Section 36(b)(3) of the ICA expressly provides that no award of damages can be recovered for any period prior to one year before the action was instituted. *See* 15 U.S.C. § 80a-35(b)(3); *see also Kahn* v. *Kohlberg, Kravis, Roberts & Co.*, 970 F.2d 1030, 1037-38 (2d Cir. 1992). Plaintiffs originally filed this lawsuit on January 12, 2005, and therefore cannot state a claim under Section 36(b) for damages incurred more than one year prior to that date.

IV. Plaintiffs Also Have Not Stated a Claim for Rescission Under Section 47(b) of the ICA.

In Count V, plaintiffs seek rescission, pursuant to Section 47(b) of the ICA, of "the advisory agreements" between the Investment Adviser Defendants and the Funds.[13] In addition to plaintiffs' failure to bring their Section 47(b) claim derivatively, this claim should be dismissed for two other reasons.[14]

First, a "plaintiff can seek relief under Section 47 only by showing a violation of some other section of the [ICA]." *Tarlov*, 559 F. Supp. at 438; *cf. National Union Fire Ins. Co.* v. *Turtur*, 892 F.2d 199, 206 n.4 (2d Cir. 1989) (rescission pursuant to Section 29(b) of the Exchange Act is not available without a violation of another section of the Exchange Act); *Pompano-Windy City Partners, Ltd.* v. *Bear Stearns & Co.*, 794 F. Supp. 1265, 1288-89 (S.D.N.Y. 1992) (same). Because plaintiffs have not stated a claim under Sections 36(a) and 36(b) of the ICA, their Section 47(b) claim also should be dismissed.

Second, the Complaint does not identify — as it must — a term or provision of the "advisory agreements" that violates the ICA. *Cf. Komanoff* v. *Mabon, Nugent & Co.*, 884 F. Supp. 848, 857 (S.D.N.Y. 1995) (dismissing Section 29(b) claim where plaintiffs failed to allege that contracts were "inherently violative" of the Exchange

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[13] Section 47(b) provides in relevant part: "A contract that is made, or whose performance involves, a violation of this subchapter . . . is unenforceable by either party . . . unless a court finds that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this subchapter." 15 U.S.C. § 80a-46(b).

[14] In interpreting Section 47(b) of the ICA, courts also look to cases interpreting Section 29(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 18 U.S.C. § 78cc. *Cf. Mills* v. *Elec. Auto-Lite Co.*, 396 U.S. 375, 387, 90 S. Ct. 616, 623 (1970).

Act). Plaintiffs' conclusory allegation that the agreements "were performed, on information and belief, in violation of the Investment Company Act" (Compl. ¶ 47) is insufficient to state a claim under Section 47(b). *See Zerman* v. *Jacobs*, 510 F. Supp. 132, 135 (S.D.N.Y. 1981) (under Section 29(b), "only unlawful contracts may be rescinded, not unlawful transactions made pursuant to lawful contracts"), *aff'd*, 672 F.2d 901 (2d Cir. 1981).

V. Plaintiffs' State-Law Claims Against the Trustee Defendants Also Should Be Dismissed Because Plaintiffs' Allegations Are Insufficient.

In addition to being inherently derivative in nature, under Delaware law, conclusory allegations that directors breached their fiduciary duties are inadequate to withstand a motion to dismiss. *See Grobow* v. *Perot*, 539 A.2d 180, 187 (Del. 1988), *overruled on other grounds by Brehm* v. *Eisner*, 746 A.2d 244, 253 (Del. 2000); *Production Res. Group, L.L.C.* v. *NCT Group, Inc.*, 863 A.2d 772, 798-99 (Del. Ch. 2004) (where "mismanagement and inadequate oversight allegations" are "wholly conclusory," complaint fails to state a claim for breach of fiduciary duty). Rather, a plaintiff must allege well-pleaded facts to overcome the presumption that directors "act on an informed basis, in good faith and in the honest belief that their actions are in the corporation's best interest." *Grobow*, 539 A.2d at 187.

Plaintiffs have failed to allege any specific facts in support of their breach of fiduciary and negligence claims (Counts I and II) against the Trustee Defendants. Nowhere in the Complaint do plaintiffs allege that the Trustee Defendants were aware of the Funds' alleged failure to participate in the settlements, that they willfully ignored "red flags" that should have put them on notice, that they were somehow involved in

misconduct or that they were improperly motivated. Plaintiffs simply lump all defendants together.

Although plaintiffs allege in conclusory fashion that defendants "fail[ed] to ensure that the Funds participated in securities class action settlements for which the Funds were eligible" (Compl. ¶ 1), a claim relating to lack of oversight is "possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a judgment." *In re Caremark Int'l Inc. Derivative Litig.*, 698 A.2d 959, 967 (Del. Ch. 1996); *accord Rattner* v. *Bidzos*, No. Civ. A. 19700, 2003 WL 22284323, at *12 (Del. Ch. Sept. 30, 2003). Under Delaware law, it is axiomatic that "*absent grounds to suspect deception*," trustees are entitled to "assume[] the integrity of employees and the honesty of their dealings." *In re Caremark Int'l Inc. Derivative Litig.*, 698 A.2d at 969 (emphasis added). Where, as here, plaintiffs have failed to allege any facts supporting an inference that trustees "ignored either willfully or through inattention obvious danger signs of employee wrongdoing," they cannot be held liable for an alleged failure to supervise. *Graham v. Allis-Chalmers Mfg. Co.*, 188 A.2d 125, 130 (Del. 1963); *see also Amalgamated Bank* v. *Yost*, No. Civ. A. 04-0972, 2005 WL 226117, at *14 (E.D. Pa. Jan. 31, 2005) (applying Delaware law); *In re Citigroup Inc. S'holders Litig.*, No. 19827, 2003 WL 21384599, at *2 (Del. Ch. June 5, 2003).

"[O]nly a sustained or systematic failure of the board to exercise oversight — such as an utter failure to attempt to assure a reasonable information and reporting system exists — will establish the lack of good faith that is a necessary condition to liability." *In re Caremark Int'l Derivative Litig.*, 698 A.2d at 971. "Such a test of liability — lack of good faith as evidenced by sustained or systematic failure of a

director to exercise reasonable oversight — is quite high." *Id; see also Production Res. Group*, 863 A.2d at 799 n.80 ("finding of gross negligence would not sustain a damages judgment against independent directors for failing to oversee the affairs of the firm," and instead a "plaintiff must plead facts supporting an inference of subjective bad faith").

Here, plaintiffs have alleged no facts that would support a claim of systematic failure of Board oversight or an inference that the Trustee Defendants acted in bad faith. Their state-law claims against the Trustee Defendants therefore should be dismissed. "[S]ervice as director of a corporation should not be a journey through liability land mines," and "mishaps within a corporation do not alone entitle a plaintiff to bring suit against directors in their personal capacities." *Dellastatious* v. *Williams*, 242 F.3d 191, 196 (4th Cir. 2001) (quoting Delaware law).

CONCLUSION

For the foregoing reasons, the Complaint fails to state a claim upon which relief can be granted and thus should be dismissed in its entirety.[15]

Dated: New York, New York
April 11, 2005

Respectfully Submitted,

DRINKER BIDDLE & REATH LLP
By:

s/Charles D. Donohue, Jr.
Charles D. Donohue, Jr. (CD 5165)
140 Broadway, 39th Floor
New York, New York 10005
(212) 248-3140

Of Counsel:
Alfred W. Putnam, Jr.
Michael W. McTigue, Jr.
One Logan Square
18th & Cherry Street
Philadelphia, PA 19103-6996
(215) 988-2700

Counsel for Defendants Ashok N. Bakhru, John P. Coblentz, Jr., Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, and Richard P. Strubel

SULLIVAN & CROMWELL LLP
By:

s/Richard C. Pepperman, II
Gandolfo V. DiBlasi (GD 5913)
Richard C. Pepperman, II (RP 0957)
Suhana S. Han (SH 2407)
Laurent S. Wiesel (LW 2154)
125 Broad Street
New York, NY 10004
(212) 558-4000

Counsel for Defendants The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P., Alan A. Shuch, and Kaysie P. Uniacke

---

15/ If the Court dismisses only plaintiffs' claims under the ICA, the Court should decline to exercise supplemental jurisdiction over plaintiffs' state-law claims. *See Friedman* v. *Salomon/Smith Barney, Inc.*, No. 98 Civ. 5990, 2000 WL 1804719, at *12 (S.D.N.Y. Dec. 8, 2000) (declining to exercise supplemental jurisdiction over plaintiff's state-law claim for breach of fiduciary duty).

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re GOLDMAN SACHS MUTUAL FUNDS FEE LITIGATION	MASTER FILE: 04-cv-2567 (NRB)

NOTICE OF MOTION TO DISMISS PLAINTIFFS' SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT

PLEASE TAKE NOTICE that, upon the accompanying Memorandum of Law in Support of Defendants' Motion to Dismiss Plaintiffs' Second Amended Consolidated Class Action Complaint, dated May 2, 2005 and the Declaration of Richard H. Klapper, dated May 2, 2005, including the exhibits attached thereto, all defendants will move this Court, pursuant to Rules 12(b)(6), 23.1, and 9(b) of the Federal Rules of Civil Procedure, before the Honorable Naomi Reice Buchwald, United States District Judge, at the United States Courthouse, 500 Pearl Street, New York, New York, at a time and place to be determined by the Court, for an Order dismissing Plaintiffs' Second Amended Consolidated Class Action Complaint in its entirety, and for such further and

other relief that the Court may deem just and proper.

Dated: New York, New York
May 2, 2005

Respectfully submitted,

DECHERT LLP

/s/ David S. Hoffner
David S. Hoffner (DH 1462)
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

Counsel for Defendant Gary D. Black

DRINKER BIDDLE & REATH LLP

/s/ Charles D. Donohue, Jr.
Charles D. Donohue, Jr. (CD 5165)
140 Broadway, 39th Floor
New York, New York 10005
(212) 248-3140

Of Counsel:
Alfred W. Putnam, Jr.
Michael W. McTigue, Jr.
DRINKER BIDDLE & REATH LLP
One Logan Square
18th & Cherry Street
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700

Counsel for Defendants Ashok N. Bakhru, Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, Richard P. Strubel, Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust, and the Goldman Sachs Funds as Identified at Exhibit A of Plaintiffs' Complaint

SULLIVAN & CROMWELL LLP

/s/ Richard H. Klapper
Gandolfo V. DiBlasi (GD 5913)
Richard H. Klapper (RK 0069)
Maite Aquino (MA 0030)
Sharon L. Nelles (SN 3177)
125 Broad Street
New York, New York 10004
(212) 558-4000

Counsel for Defendants The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., Goldman Sachs Asset Management International, Goldman, Sachs & Co., James McNamara, Alan A. Shuch, Kaysie P. Uniacke, John M. Perlowski, Philip V. Giuca, Jr., Peter Fortner, Kenneth G. Curran, James A. Fitzpatrick, Jesse Cole, Kerry K. Daniels, Mary F. Hoppa, Christopher Keller, Howard B. Surloff, Dave Fishman, Danny Burke, Elizabeth D. Anderson, and Amy E. Curran

CERTIFICATE OF SERVICE

I hereby certify that I am admitted to the Bar of this Court and that, on May 2, 2005, a true copy of the **NOTICE OF MOTION TO DISMISS PLAINTIFFS' SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT**, dated May 2, 2005, was served by hand on Steven G. Schulman, Esq., Milberg Weiss Bershad & Schulman LLP, One Pennsylvania Plaza, New York, New York, 10119.

/s/ Suhana S. Han
Suhana S. Han (SH 2407)
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re GOLDMAN SACHS MUTUAL FUNDS FEE LITIGATION	MASTER FILE: 04-cv-2567 (NRB)

MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT

DECHERT LLP
David S. Hoffner (DH 1462)
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

Counsel for Defendant Gary D. Black

DRINKER BIDDLE & REATH LLP
Charles D. Donohue, Jr. (CD 5165)
140 Broadway, 39th Floor
New York, New York 10005
(212) 248-3140

Of Counsel:
Alfred W. Putnam, Jr.
Michael W. McTigue, Jr.
DRINKER BIDDLE & REATH LLP
One Logan Square
18th & Cherry Street
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700

Counsel for Defendants Ashok N. Bakhru, Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, Richard P. Strubel, Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust, and the Goldman Sachs Funds as Identified at Exhibit A of Plaintiffs' Complaint

SULLIVAN & CROMWELL LLP
Gandolfo V. DiBlasi (GD 5913)
Richard H. Klapper (RK 0069)
Maite Aquino (MA 0030)
Sharon L. Nelles (SN 3177)
125 Broad Street
New York, New York 10004
(212) 558-4000

Counsel for Defendants The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., Goldman Sachs Asset Management International, Goldman, Sachs & Co., James McNamara, Alan A. Shuch, Kaysie P. Uniacke, John M. Perlowski, Philip V. Giuca, Jr., Peter Fortner, Kenneth G. Curran, James A. Fitzpatrick, Jesse Cole, Kerry K. Daniels, Mary F. Hoppa, Christopher Keller, Howard B. Surloff, Dave Fishman, Danny Burke, Elizabeth D. Anderson, and Amy E. Curran

May 2, 2005

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES iii

PRELIMINARY STATEMENT 1

BACKGROUND 4

ARGUMENT 9

I. COUNTS I AND II OF THE COMPLAINT MUST BE DISMISSED BECAUSE THERE IS NO PRIVATE RIGHT OF ACTION UNDER SECTIONS 34(b) AND 36(a) OF THE ICA. 9

A. Legislative Intent Determines Whether an Implied Right of Action Exists. 11

B. Congress Did Not Intend To Create an Implied Private Right of Action Under Section 34(b) of the ICA. 11

C. Congress Did Not Intend To Create an Implied Private Right of Action Under Section 36(a) of the ICA. 14

II. PLAINTIFFS' FAILURE TO BRING THEIR SECTIONS 34(b) AND 36(a) CLAIMS AND THEIR STATE LAW CLAIMS DERIVATIVELY REQUIRES DISMISSAL. 15

A. To Pursue a Direct Action Under Delaware Law, a Plaintiff Must Demonstrate an Injury Independent of Any Injury to the Corporation. 16

B. Plaintiffs Have Failed To Allege an Injury Independent of Any Injury to the Goldman Sachs Funds. 17

III. PLAINTIFFS HAVE FAILED TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA. 20

A. Plaintiffs' Failure To Allege that the Trustee/Officer Defendants Received Advisory and Rule 12b-1 Fees Is Fatal to Their Claim. 21

B. Under the Governing Legal Standard, Plaintiffs Must Plead Facts Satisfying *Gartenberg's* Narrow Definition of Excessiveness. 23

C. Plaintiffs' Allegations Do Not State a Claim for Excessive Fees. 24

IV. PLAINTIFFS HAVE FAILED TO STATE A CLAIM UNDER SECTION 48(a) OF THE ICA 29

V. PLAINTIFFS HAVE FAILED TO STATE A DERIVATIVE CLAIM UNDER SECTION 215 OF THE IAA, BECAUSE THEY HAVE FAILED TO MAKE A DEMAND ON THE FUND BOARD OR PLEAD FRAUD WITH PARTICULARITY 30

A. Plaintiffs Have Failed To Demonstrate that Demand on the Board Would Be Futile. 31

B. Plaintiffs Have Failed To Plead Fraud with Particularity as Required by Rule 9(b). 40

VI. PLAINTIFFS' STATE LAW CLAIMS ARE PREEMPTED BY SLUSA. 42

A. SLUSA Applies to Plaintiffs' State Law Claims. 43

B. Plaintiffs Cannot Avoid Preemption by Artfully Pleading the "Misrepresentation" Requirement 45

C. Plaintiffs Cannot Avoid Preemption by Artfully Pleading the "In Connection with a Purchase or Sale" Requirement. 46

VII. PLAINTIFFS HAVE FAILED TO STATE A CLAIM OF UNJUST ENRICHMENT AGAINST THE TRUSTEE/OFFICER DEFENDANTS. 48

CONCLUSION 50

Page(s)

TABLE OF AUTHORITIES

Federal Cases

ABF Capital Mgmt. v. *Askin Capital Mgmt., L.P.*,
957 F. Supp. 1308 (S.D.N.Y. 1997) 20

Alexander v. *Sandoval*,
532 U.S. 275 (2001) 11, 14

Atencio v. *Smith Barney, Citigroup Inc.*
No. 04 Civ. 5653, 2005 WL 267556 (S.D.N.Y. Feb. 2, 2005) 47

Bavaria Int'l Aircraft Leasing GmbH v. *Clayton, Dubilier & Rice, Inc.*,
No. 03 Civ. 0377, 2003 WL 21767739 (S.D.N.Y. July 30, 2003) 49

Blue Chip Stamps v. *Manor Drug Stores*,
421 U.S. 723 (1975) 46

Briarpatch Ltd. v. *Phoenix Pictures, Inc.*,
373 F.3d 296 (2d Cir. 2004) 49

Chamberlain v. *Aberdeen Asset Mgmt. Ltd.*,
No. 02 CV 5870, 2005 WL 195520 (E.D.N.Y. Jan. 21, 2005) 14

Chamberlain v. *Aberdeen Asset Mgmt., Ltd.*,
No. 02 CV 5870, slip op. (E.D.N.Y. Apr. 6, 2005) 14

Citron v. *Daniell*,
796 F. Supp. 649 (D. Conn. 1992) 34

Corr. Servs. Corp. v. *Malesko*,
534 U.S. 61 (2001) 11

Dabit v. *Merrill Lynch, Pierce, Fenner & Smith, Inc.*,
395 F.3d 25 (2d Cir. 2005) .... *passim*

Desiderio v. *Nat'l Ass'n of Sec. Dealers*,
191 F.3d 198 (2d Cir. 1999) 4

Deutschman v. *Beneficial Corp.*,
761 F. Supp. 1080 (D. Del. 1991) 47

Dorchester Investors v. *Peak Int'l*,
134 F. Supp. 2d 569 (S.D.N.Y. 2001) 11

Faulkner v. *Verizon Communications, Inc.*,
189 F. Supp. 2d 161 (S.D.N.Y. 2002) 9

Fink v. *Komansky*,
No. 03 CV 0388, 2004 WL 2813166 (S.D.N.Y. Dec. 8, 2004) 34

Fogel v. *Chestnutt*,
533 F.2d 731 (2d Cir. 1975) 14

Fogel v. *Chestnutt*,
668 F.2d 100 (2d Cir. 1981) 14

Friedl v. *City of New York*,
210 F.3d 79 (2d Cir. 2000) 9

Friedman v. *Salomon/Smith Barney, Inc.*,
No. 98 Civ. 5990, 2000 WL 1804719 (S.D.N.Y. Dec. 8, 2000) 50

Gartenberg v. *Merrill Lynch Asset Mgmt., Inc.*,
91 F.R.D. 524 (S.D.N.Y. 1981) 16

Gartenberg v. *Merrill Lynch Asset Mgmt., Inc.*,
694 F.2d 923 (2d Cir. 1982) 23, 24

Gonzaga Univ. v. *Doe*,
536 U.S. 273 (2002) 13

Green v. *Fund Asset Mgmt., L.P.*,
147 F. Supp. 2d 318 (D.N.J. 2001) 21, 22

Green v. *Nuveen Advisory Corp.*,
186 F.R.D. 486 (N.D. Ill. 1999) 19

Halligan v. *Standard & Poor's/Intercapital, Inc.*,
434 F. Supp. 1082 (E.D.N.Y. 1977) 22

Halpert Enters., Inc. v. *Harrison*,
No. 02 Civ. 9501, 2005 WL 712214 (S.D.N.Y. Mar. 28, 2005) 39

Hardy v. *Merrill Lynch, Pierce, Fenner & Smith, Inc.*,
189 F. Supp. 2d 14 (S.D.N.Y. 2001) 48

In re Alliance N. Am. Gov't Income Trust, Inc. Sec. Litig.,
No. 95 Civ. 0330, 1996 WL 551732 (S.D.N.Y. Sept. 27, 1996) 30

In re Ames Dep't Stores Inc. Stock Litig.,
991 F.2d 953 (2d Cir. 1993) 44

In re AOL Time Warner, Inc. Sec. & "ERISA" Litig.,
No. 1500, 02 Civ. 5575, 2004 WL 992991 (S.D.N.Y. May 5, 2004) 40

In re Consumers Power Co. Sec. Litig.,
105 F.R.D. 583 (E.D. Mich. 1985) 47

In re Dreyfus Aggressive Growth Mut. Fund Litig.,
No. 98 Civ. 4318, 2000 WL 10211 (S.D.N.Y. Jan. 6, 2000) 19

In re Eaton Vance Corp. Sec. Litig.,
219 F.R.D. 38 (D. Mass. 2003) 9

In re Merrill Lynch & Co. Research Reports Sec. Litig. Relating to Global Tech. Fund,
272 F. Supp. 2d 243 (S.D.N.Y. 2003) 11-12, 16, 18, 29-30

In re Merrill Lynch & Co. Research Reports Sec. Litig. Relating to Internet Strategies,
289 F. Supp. 2d 429 (S.D.N.Y. 2003) 12, 19

In re Merrill Lynch Ltd. P'ships Litig.,
154 F.3d 56 (2d Cir. 1998) 4

In re Van Wagoner Funds, Inc. Sec. Litig.,
No. C 02-03383, 2004 WL 2623972 (N.D. Cal. July 27, 2004) 12

In re Worldcom, Inc. ERISA Litig.,
263 F. Supp. 2d 745 (S.D.N.Y. 2003) 44

In re Worldcom Sec. Litig.,
02 Civ. 3288, 2004 WL 1097786 (S.D.N.Y. May 18, 2004) 30

Indyk v. *Habib Bank Ltd.*,
694 F.2d 54 (2d Cir. 1982) 49

Jeanette Coquette Co. v. *Hartford Fire Ins. Co.*,
No. 93 CIV. 4418, 1995 WL 363864 (S.D.N.Y. June 19, 1995) 41

Jerozal v. *Cash Reserve Mgmt., Inc.*,
No. 81 Civ. 1569, 1982 WL 1363 (S.D.N.Y. Aug. 10, 1982) 22

Kalish v. *Franklin Advisers, Inc.*,
742 F. Supp. 1222 (S.D.N.Y. 1990) 27

Kamen v. *Kemper Fin. Servs., Inc.*,
500 U.S. 90 (1991) 16, 31

Kaye v. *Grossman*,
202 F.3d 611 (2d Cir. 2000) 49

King v. *Douglass*,
973 F. Supp. 707 (S.D. Tex. 1996) 18

Kingdom 5-KR-41, Ltd. v. *Star Cruises PLC*,
Nos. 01 Civ. 2946, 7670, 2004 WL 444554 (S.D.N.Y. Mar. 10, 2004) 45

Kircher v. *Putnam Funds Trust*,
Nos. 04-1495 et al., 2005 WL 757255 (7th Cir. Apr. 5, 2005) 48

Korsinsky v. *Salomon Smith Barney Inc.*,
No. 01 Civ. 6085, 2002 WL 27775 (S.D.N.Y. Jan. 10, 2002) 45

Krinsk v. *Fund Asset Mgmt., Inc.*,
875 F.2d 404 (2d. Cir. 1989) 23, 24

Krinsk v. *Fund Asset Mgmt., Inc.*,
No. 85 Civ. 8428, 1986 WL 205 (S.D.N.Y. May 9, 1986) 23

Krouner v. *Am. Heritage Fund, Inc.*,
No. 94 CIV. 7213, 1997 WL 452021 (S.D.N.Y. Aug. 6, 1997) 19, 40

Langner v. *Brown*,
913 F. Supp. 260 (S.D.N.Y. 1996) 35

Levy v. *Alliance Capital Mgmt. L.P.*,
No. 97 Civ. 4672, 1998 WL 744005 (S.D.N.Y. Oct. 26, 1998) 21-22, 24, 26

Lewis v. *Anselmi*,
564 F. Supp. 768 (S.D.N.Y. 1983) 31

Markowitz v. *Brody*,
90 F.R.D. 542 (S.D.N.Y. 1981) 31

Meyer v. *Oppenheimer Mgmt. Corp.*,
895 F.2d 861 (2d Cir. 1990) 25, 27

Migdal v. *Rowe Price-Fleming Int'l, Inc.*,
248 F.3d 321 (4th Cir. 2001) 24, 37

Mishkin v. *Ageloff*,
No. 97 Civ. 2690, 1998 WL 651065 (S.D.N.Y. Sept. 23, 1998) 30

Morton v. *Mancari*,
417 U.S. 535 (1974) 30

Nenni v. *Dean Witter Reynolds, Inc.*,
No. 98-1254-REK, 1999 U.S. Dist. LEXIS 23351 (D. Mass. Sept. 29, 1999) 9

Olesh v. *Dreyfus Corp.*,
No. CV-94-1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995).................................... 26

Olmsted v. *Pruco Life Ins. Co. of N.J.*,
283 F.3d 429 (2d Cir. 2002)... *passim*

Pfeiffer v. *Bjurman, Barry & Assocs.*,
No. 03 Civ. 9741, 2004 WL 1903075 (S.D.N.Y. Aug. 26, 2004) 26

Phillips v. *Kapp*,
87 F.R.D 548 (S.D.N.Y 1980) 11

Primavera Familienstiftung v. *Askin*,
No. 95 Civ. 8905, 1996 WL 494904 (S.D.N.Y. Aug. 30, 1996) 20

RCM Sec. Fund, Inc. v. *Stanton*,
928 F.2d 1318 (2d Cir. 1991).. 34

Riley v. *Merrill Lynch, Pierce, Fenner & Smith, Inc.*,
292 F.3d 1334 (11th Cir. 2002)..42-43

Rombach v. *Chang*,
355 F.3d 164 (2d Cir. 2004) 40

Rothman v. *Gregor*,
220 F.3d 81 (2d Cir. 2000) 4

Rowinski v. *Salomon Smith Barney Inc.*,
398 F.3d 294 (3d Cir. 2005).. 43, 48

Scalisi v. *Fund Asset Mgmt., L.P.*,
380 F.3d 133 (2d Cir. 2004) 35

SEC v. *Am. Bd. of Trade, Inc.*,
593 F. Supp. 335 (S.D.N.Y. 1984).. 30

Shahidi v. *Merrill Lynch, Pierce, Fenner & Smith, Inc.*,
No. 2:02-CV-483, 2003 WL 21488228 (M.D. Fla. Apr. 28, 2003)............................... 40

Slomiak v. *Bear Stearns & Co.*,
597 F. Supp. 676 (S.D.N.Y. 1984) 42

Strougo v. *Bassini*,
282 F.3d 162 (2d Cir. 2002).. 15

Strougo v. *BEA Assocs.*,
No. 98 Civ. 3725, 1999 WL 147737 (S.D.N.Y. Mar. 18, 1999) 23

Strougo v. *Scudder, Stevens & Clark, Inc.*,
964 F. Supp. 783 (S.D.N.Y. 1997) 26

Superintendent of Ins. of N.Y. v. *Bankers Life & Cas. Co.*,
404 U.S. 6 (1971) 44

Tarlov v. *Paine Webber Cashfund, Inc.*,
559 F. Supp. 429 (D. Conn. 1983) 22

Tarshis v. *Riese Org.*,
211 F.3d 30 (2d Cir. 2000) 9

Touche Ross & Co. v. *Redington*,
442 U.S. 560 (1979) 15

Transamerica Mortgage Advisers, Inc. v. *Lewis*,
444 U.S. 11 (1979) 11, 30

Verkouteren v. *Blackrock Fin. Mgmt., Inc.*,
37 F. Supp. 2d 259 (S.D.N.Y. 1999) 37-38

Weinstein v. *Albright*,
261 F.3d 127 (2d Cir. 2001) 9

Weinstein v. *Appelbaum*,
193 F. Supp. 2d 774 (S.D.N.Y. 2002) 17

Wexler v. *Equitable Capital Mgmt. Corp.*,
No. 93 Civ. 3834, 1994 WL 48807 (S.D.N.Y. Feb. 17, 1994) 24, 26

White v. *Heartland High-Yield Mun. Bond Fund*,
237 F. Supp. 2d 982 (E.D. Wis. 2002) 12

Yampolsky v. *Morgan Stanley Inv. Advisers, Inc.*,
No. 03 Civ. 5710, 2004 WL 1065533 (S.D.N.Y. May 12, 2004) 25

Zerman v. *Jacobs*,
510 F. Supp. 132 (S.D.N.Y. 1981) 42

State Cases

Agostino v. *Hicks*,
845 A.2d 1110 (Del. Ch. 2004) 17

Aronson v. *Lewis*,
473 A.2d 805 (Del. 1984) .... *passim*

Ash v. *McCall*,
No. Civ. A. 17132, 2000 WL 1370341 (Del. Ch. Sept. 15, 2000).......... 32

Benerofe v. *Cha*,
C.A. No. 14614, 1996 WL 535405 (Del. Ch. Sept. 12, 1996).......... 39

Brehm v. *Eisner*,
746 A.2d 244 (Del. 2000) .... *passim*

Cede & Co. v. *Technicolor, Inc.*,
634 A.2d 345 (Del. 1993), ... 33

FS Parallel Fund L.P. v. *Ergen*,
Civ. A. No. 19853, 2004 WL 3048751 (Del. Ch. Nov. 3, 2004).......... 19-20

Greenwald v. *Batterson*,
No. 16475, 1999 WL 596276 (Del. Ch. July 26, 1999).......... 38

Grobow v. *Perot*,
539 A.2d 180 (Del. 1988) 34, 37, 39

In re Caremark Int'l Inc. Derivative Litig.,
698 A.2d 959 (Del. Ch. 1996) 36

In re General Motors Class H S'holders Litig.,
734 A.2d 611 (Del. Ch. 1999).......... 33, 35

In re Syncor Int'l Corp. S'holders Litig.,
857 A.2d 994 (Del. Ch. 2004).......... 20

In re Triarc Cos.,
791 A.2d 872 (Del. Ch. 2001).......... 16, 18

In re the Walt Disney Co. Derivative Litig.,
731 A.2d 342 (Del. Ch. 1998).......... 35

Jacobs v. *Yang*,
No. Civ. A. 206-N, 2004 WL 1728521 (Del. Ch. Aug. 2, 2004).......... 34

Kramer v. *W. Pac. Indus., Inc.*,
546 A.2d 348 (Del. 1988) 18

Levine v. *Smith*,
591 A.2d 194 (Del. 1991) 16, 32

Manzo v. *Rite Aid Corp.*,
No. Civ. A. 18451-NC, 2002 WL 31926606 (Del. Ch. Dec. 19, 2002)........................ 18

Metro Communication Corp. BVI v. *Advanced Mobilecomm Techs. Inc.*,
854 A.2d 121 (Del. Ch. 2004).. 17

Parnes v. *Bally Entm't Corp.*,
722 A.2d 1243 (Del. 1999) 16, 17

Rales v. *Blasband*,
634 A.2d 927 (Del. 1993) 31, 32-33

Rattner v. *Bidzos*,
No. Civ. A. 19700, 2003 WL 22284323 (Del. Ch. Sept. 30, 2003) 36

Seminaris v. *Landa*,
662 A.2d 1350 (Del. Ch. 1995).. 36

Tooley v. *Donaldson, Lufkin, & Jenrette, Inc.*,
845 A.2d 1031 (Del. 2004) 16, 17

White v. *Panic*,
793 A.2d 356 (Del. 2000) 35, 37

Wilson v. *Tully*,
243 A.D.2d 229, 676 N.Y.S.2d 531 (1st Dep't 1998) 36

Federal Statutes and Rules

15 U.S.C. § 77p 42, 43

15 U.S.C. § 77r.. 43

15 U.S.C. § 78j 44

15 U.S.C. § 78bb 42, 43

15 U.S.C. § 80a-2.. 33, 37

15 U.S.C. § 80a-12.. 2

15 U.S.C. § 80a-33.. 10, 13

15 U.S.C. § 80a-35... 10, 15, 20, 21

15 U.S.C. § 80a-47.. 29

15 U.S.C. § 80b-6... 30

15 U.S.C. § 80b-15 30-31

17 C.F.R. § 270.12b-1 26

Fed. R. Civ. P. 9 .... *passim*

Fed. R. Civ. P. 12 .... 1, 4

Fed. R. Civ. P. 23.1 .... 1, 31

State Statute and Rule

Del. Code Ann. tit. 12, § 3801(h) 33

Del. Ch. R. 23.1 31

NASD Rule

NASD Rule 2830(d) 26, 28

Secondary Source

3 Edward P. Welch & Andrew Turezyn, *Folk on the Delaware General Corporation Law* § 3801 (4th ed. 2004) 16

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re GOLDMAN SACHS MUTUAL FUNDS FEE LITIGATION	MASTER FILE: 04-cv-2567 (NRB)

MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT

Defendants The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P., Goldman Sachs Asset Management International, certain trustees and officers of the Goldman Sachs Funds,[1/] and the Goldman Sachs Funds (the "Funds") as nominal defendants (together, the "Defendants") respectfully submit this memorandum in support of their motion, pursuant to Rules 12(b)(6), 23.1, and 9(b) of the Federal Rules of Civil Procedure, to dismiss Plaintiffs' Second Amended Consolidated Class Action Complaint (the "Complaint") (attached as Exhibit A).

PRELIMINARY STATEMENT

Relying primarily on a *Wall Street Journal* article, general statements about the mutual fund industry, and reports of Securities and Exchange Commission ("SEC") enforcement actions against other parties and investigations of the industry generally, Plaintiffs recite practices in their 72-page Complaint that have nothing to do with Defendants. Then, Plaintiffs allege in conclusory fashion that the "actions of the Goldman Sachs

---

1/ James McNamara, Alan A. Shuch, Kaysie P. Uniacke, John M. Perlowski, Philip V. Giuca, Jr., Peter Fortner, Kenneth G. Curran, James A. Fitzpatrick, Jesse Cole, Kerry K. Daniels, Mary F. Hoppa, Christopher Keller, Howard B. Surloff, Dave Fishman, Danny Burke, Elizabeth D. Anderson, Amy E. Curran, Ashok N. Bakhru, Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, Richard P. Strubel, and Gary D. Black are collectively referred to herein as the "Trustee/Officer Defendants."

defendants described herein are no different from those already condemned by the SEC and NASD." (Compl. ¶ 10.) Instead of pleading facts relating to Defendants' own conduct, however, Plaintiffs' allegations merely track the SEC's findings of wrongdoing with respect to unrelated third parties and impute the same conduct to Defendants.

The crux of Plaintiffs' Complaint is that Defendants allegedly used assets of the Goldman Sachs Funds to pay brokerage firms to induce them to market the Funds to investors — including Plaintiffs and members of the putative class. (Compl. ¶ 2.) According to Plaintiffs, Defendants allegedly entered into "shelf space" agreements to induce brokerage firms to sell shares of the Goldman Sachs Funds, and made "undisclosed" payments to brokers through "revenue sharing," "slush funds," "excessive brokerage commissions," and "improper" Rule 12b-1 fees. (Compl. ¶¶ 2, 55-57, 104, 109, 117.)

Contrary to Plaintiffs' assertions, Defendants made no inappropriate payments, and Plaintiffs fail to allege any facts to support that conclusion. The Goldman Sachs Funds pay legitimate fees to the distributor of the Funds pursuant to SEC Rule 12b-1, promulgated under Section 12(b) of the Investment Company Act, 15 U.S.C. § 80a-12(b) (2005) ("Rule 12b-1 fees"), in connection with the distribution of Fund shares and related services. The distributor of the Funds pays "revenue sharing" out of its own assets to brokers to market the Goldman Sachs Funds to their customers, as disclosed in the Funds' prospectuses. Rule 12b-1 fees, "revenue sharing," brokerage commissions, "soft dollars," investment advisory fees, and other payments made for distribution, advisory, or other services are entirely appropriate, necessary, and consistent with federal rules and regulations and the internal procedures of the Funds. Plaintiffs allege no facts demonstrating that any such payments made by any of the Defendants were improper in any way. Plaintiffs attempt to

override these facts with conclusory allegations and references to the activities of other funds. But bald assertions and the conduct of unrelated funds cannot sustain Plaintiffs' Complaint.

As set forth below, each of the eight counts in the Complaint fails as a matter of law for a variety of reasons:

- Counts I and II, alleging violations of Sections 34(b) and 36(a) of the Investment Company Act ("ICA"), must be dismissed because neither of those sections authorizes a private right of action.

- Counts I and II must also be dismissed because any direct injury was suffered by the Goldman Sachs Funds, not their shareholders, and Plaintiffs failed to bring these claims derivatively on behalf of the Funds as Delaware law requires. Similarly, Plaintiffs' failure to bring their state law claims for breaches of fiduciary duty and unjust enrichment (Counts VI-VIII) derivatively on behalf of the Funds requires dismissal.

- Count III, which alleges that Defendants violated Section 36(b) of the ICA by charging excessive advisory and Rule 12b-1 fees, must be dismissed as against the Trustee/Officer Defendants because Plaintiffs have not alleged that they ever received such fees. In addition, Plaintiffs have failed to plead that the advisory and Rule 12b-1 fees are so disproportionately large that they bear no reasonable relationship to the services provided, as the Second Circuit requires to state a claim under Section 36(b).

- Because Plaintiffs' allegations fail to state a claim under the ICA, Plaintiffs also fail to state a claim in Count IV for control person liability pursuant to Section 48(a) of the ICA.

- Plaintiffs' claim that Defendants violated Section 215 of the Investment Advisers Act ("IAA") (Count V) fails for two independent reasons. First, although Plaintiffs have brought this claim derivatively, they failed to make a demand on the Board of the Goldman Sachs Funds and failed to plead facts sufficient to show that demand would be futile. Second, Plaintiffs failed to plead this claim, which is based on alleged fraudulent conduct, with the particularity Federal Rule of Civil Procedure 9(b) requires.

- Because Plaintiffs' state law claims for breaches of fiduciary duty and unjust enrichment (Counts VI-VIII) are all based on alleged misrepresentations or omissions in connection with the purchase of securities, the Securities Litigation Uniform Standards Act preempts them.

- Finally, Plaintiffs cannot hold the Trustee/Officer Defendants liable for unjust enrichment (Count VIII) because Plaintiffs have failed to allege that the Trustee/Officer Defendants ever personally received the alleged benefit, namely, advisory and Rule 12b-1 fees.

BACKGROUND[2]

A. The Parties

1. *Plaintiffs*

Plaintiffs Lois Burke, Marianne Gooris, Henry C. Gross, Josef and Diana Pokorny, and Maurice and Arlene Rosenthal allege that they held shares of the Goldman Sachs Internet Tollkeeper Fund, the Goldman Sachs Capital Growth Fund, the Goldman Sachs Core Large Cap Growth Fund, the Goldman Sachs Research Select Fund, and the Goldman Sachs Internet Tollkeeper Fund, respectively, during the period April 2, 1999 to January 9, 2004 (the "Class Period"). (Compl. ¶¶ 15-19.) These funds are part of the Goldman Sachs family of mutual funds, the Goldman Sachs Funds. Only five of the seven named plaintiffs allege that they continue to hold shares in a Goldman Sachs Fund. (Compl. ¶¶ 15-19.)

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[2] The following summary of the factual background is taken from the allegations in Plaintiffs' Complaint, as well as certain documents referred to in the Complaint. Plaintiffs' well-pleaded allegations — not bald conclusions — are assumed to be true for purposes of this motion only. *See Desiderio* v. *Nat'l Ass'n of Sec. Dealers,* 191 F.3d 198, 202 (2d Cir. 1999). In addition to the facts alleged in the Complaint, Defendants rely on the prospectus of the Goldman Sachs Capital Growth Fund, dated December 20, 2002 ("Prospectus") and the statement of additional information ("SAI") for this Fund, which are referenced in the Complaint (*see, e.g.*, Compl. ¶¶ 53, 125) and excerpts of which are attached to the Declaration of Richard H. Klapper, dated May 2, 2005 ("Klapper Decl.") as Exhibits 1 and 2, respectively. In their Memorandum of Law, Defendants also rely on prospectuses and SAIs of other Funds and certain SEC filings as identified below. In considering a motion to dismiss under Fed. R. Civ. P. 12(b)(6), a district court may look at documents incorporated in the complaint by reference, as well as prospectuses and other documents filed with the SEC. *See Rothman* v. *Gregor*, 220 F.3d 81, 88 (2d Cir. 2000) (considering "public disclosure documents required by law to be, and that have been, filed with the SEC"); *In re Merrill Lynch Ltd. P'ships Litig.*, 154 F.3d 56, 58 (2d Cir. 1998) (considering prospectuses and annual reports in deciding a motion to dismiss).

2. *The Goldman Sachs Funds*

Named as nominal defendants, the Goldman Sachs Funds are open-end investment companies. (Compl. ¶ 50.) Each Fund is a series of the Goldman Sachs Trust or the Goldman Sachs Variable Insurance Trust (the "Trusts"), both of which are also open-end investment companies formed under the laws of the State of Delaware. (Compl. ¶ 51.) During the Class Period, the number of Funds ranged from 43 to 64. (Compl. ¶ 90.) Each Fund is a separately managed mutual fund with its own investment objective and policies. (Klapper Decl. Ex. 2 at B-1, B-6.)

3. *Trustee/Officer Defendants*

The Goldman Sachs Funds are governed by a Board of Trustees, which is responsible for deciding matters of general policy and supervising daily business operations. (Compl. ¶¶ 24-47; Klapper Decl. Ex. 2 at B-49.) The five outside trustees named as defendants are not employed by Goldman Sachs or its affiliated entities and are deemed not to be "interested persons" under the ICA. (Klapper Decl. Ex. 2 at B-49 to B-51.) Four trustees who are or were senior Goldman Sachs employees during the Class Period are also named as defendants and are deemed to be "interested persons" under the ICA. (Klapper Decl. Ex. 2 at B-49, B-51 to B-53.) Sixteen current or former Goldman Sachs employees who are or were officers of the Trusts (including two who are also trustees) during the Class Period have been named as defendants. (Klapper Decl. Ex. 2 at B-53 to B-55.)

4. *Distributor Defendant*

Defendant Goldman, Sachs & Co. (the "Distributor" or "Distributor Defendant") is the exclusive distributor of shares of the Funds pursuant to a "best efforts" arrangement as provided in a distribution agreement with the Trusts on behalf of each Fund.

(Compl. ¶ 49; Klapper Decl. Ex. 2 at B-65.) As disclosed in the SAI, in the course of its customary marketing efforts, the Distributor may enter into sales agreements with broker-dealers and other financial services firms ("Authorized Dealers") to solicit subscriptions for shares of the Funds. (*Id.*)

The Trusts, on behalf of Class A, Class B and Class C shares of each Fund, have adopted written plans under which distribution fees are paid to the Distributor and Authorized Dealers in accordance with SEC Rule 12b-1. (Klapper Decl. Ex. 1 at 78; Ex. 2 at B-112.) Rule 12b-1 fees finance distribution and other services provided to shareholders, and "may be used to assist the Funds in reaching and maintaining asset levels that are efficient for the Funds' operations and investments." (Klapper Decl. Ex. 2 at B-112.)

Pursuant to the Rule 12b-1 plans, the Distributor provides the Board of Trustees a quarterly written report of the fees expended as well as a description of the services provided. (Klapper Decl. Ex. 2 at B-113.) As required under Rule 12b-1, the Board, including a majority of the non-interested Trustees who have no direct or indirect financial interest in the plans, approves these plans on an annual basis. (Klapper Decl. Ex. 2 at B-112 to B-113.)

In connection with the sale and distribution of shares of the Goldman Sachs Funds, the Distributor may pay, out of its own assets, additional compensation to Authorized Dealers and other financial intermediaries in connection with the marketing and promotion of the Goldman Sachs Funds, as well as for servicing Fund shares. As disclosed in the SAI, in the ordinary course of marketing the Funds the Distributor Defendant may also make due diligence payments for an intermediary's examination of the Funds; sponsor various educational programs, sales contests and promotions; and pay for travel expenses, meals,

lodging and entertainment in connection with educational, sales and promotional programs, subject to applicable NASD regulations. (Klapper Decl. Ex. 2 at B-111 to B-112.)

5. *Investment Adviser Defendants*

Defendant Goldman Sachs Asset Management, L.P. (formerly known as Goldman Sachs Funds Management, L.P.) is the investment adviser to most of the Goldman Sachs Funds. Defendant Goldman Sachs Asset Management International is the investment adviser to certain Funds. (Compl. ¶¶ 21-22.) These entities (together, the "Investment Adviser Defendants") are affiliates of Goldman, Sachs & Co.

The Investment Adviser Defendants provide day-to-day advice regarding the Funds' portfolio transactions. (Compl. ¶ 23; Klapper Decl. Ex. 1 at 49.) The Investment Adviser Defendants are also responsible for selecting brokers to effect those transactions and seeking to obtain the most favorable execution and net price available. (Klapper Decl. Ex. 2 at B-72.) As permitted by Section 28(e) of the Securities Exchange Act of 1934, 15 U.S.C. § 78bb(e) (2005), the Funds may pay a broker who provides brokerage and research services a higher commission than another broker would have charged for executing that transaction. (Klapper Decl. Ex. 2 at B-72.) This practice is subject to a good faith determination that the commission is reasonable in light of the services provided and such policies as the Board may adopt from time to time. (*Id.*) Services provided under these arrangements — commonly referred to as "soft dollar" arrangements — may include research reports on companies, industries and securities; economic and financial data; computer databases and research-oriented computer hardware and software; and other services. (*Id.* at B-73.)

Consistent with standard practice in the industry, the Investment Adviser Defendants charge the Funds advisory and management fees pursuant to management

agreements. These fees are calculated as a percentage of Fund assets under management in a manner and at a rate disclosed in the Funds' prospectuses and SAIs. (Compl. ¶ 23; Klapper Decl. Ex. 1 at 50, 78-79; Ex. 2 at B-61.) The advisory agreements are approved by the Board of Trustees, including a majority of the non-interested Trustees, which considers various factors, such as the fee structure, operating expense ratios, investment performance, and overall nature and quality of services provided, as well as comparative information for similar funds. (Klapper Decl. Ex. 2 at B-60.)

6. *The Goldman Sachs Group*

Defendant The Goldman Sachs Group, Inc. ("Goldman Sachs") is a "leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base." (Compl. ¶ 20.) The Distributor Defendant and Investment Adviser Defendants are affiliates of Goldman Sachs. (Klapper Decl. Ex. 2 at B-58.)

B. Plaintiffs' Claims

Plaintiffs assert claims under the Investment Company Act (Counts I-IV) and the Investment Advisers Act (Count V), as well as claims for breaches of fiduciary duty (Counts VI-VII) and unjust enrichment (Count VIII) under state law. Plaintiffs seek to bring all of their claims, except Count V, as a class action on behalf of themselves and "all persons or entities who held one or more shares or like interests in any of the Goldman Sachs Funds listed on Exhibit A . . . between April 2, 1999 and January 9, 2004." (Compl. ¶ 142.) Plaintiffs bring Count V derivatively on behalf of the Funds for rescission of the Funds' investment advisory contracts with the Investment Adviser Defendants. As set forth below,

because none of the eight counts states a claim, the Complaint should be dismissed in its entirety.

ARGUMENT

A motion to dismiss a complaint for failure to state a claim should be granted if plaintiffs are not entitled to the relief sought based on the facts alleged in the complaint. *See Weinstein* v. *Albright*, 261 F.3d 127, 131-32 (2d Cir. 2001) (citing *Tarshis* v. *Riese Org.*, 211 F.3d 30, 35 (2d Cir. 2000)). Although well-pleaded factual allegations must be accepted as true, "conclusory allegations or legal conclusions masquerading as factual conclusions will not suffice to prevent a motion to dismiss." *Faulkner* v. *Verizon Communications, Inc.*, 189 F. Supp. 2d 161, 168 (S.D.N.Y. 2002) (internal quotation marks omitted). As the Second Circuit has held, "[t]o survive a motion to dismiss, [plaintiffs'] claims must be supported by specific and detailed factual allegations, not stated in wholly conclusory terms." *Friedl* v. *City of New York*, 210 F.3d 79, 85-86 (2d Cir. 2000) (internal quotation marks omitted).[3]

I. COUNTS I AND II OF THE COMPLAINT MUST BE DISMISSED BECAUSE THERE IS NO PRIVATE RIGHT OF ACTION UNDER SECTIONS 34(b) AND 36(a) OF THE ICA.

Count I of the Complaint alleges that the Investment Adviser Defendants and Trustee/Officer Defendants violated Section 34(b) of the ICA by omitting certain facts

[3] Plaintiffs — who have alleged ownership in only four Goldman Sachs mutual funds — in all events lack standing to assert claims with respect to Goldman Sachs mutual funds they never owned. *See In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38, 40-41 (D. Mass. 2003) (plaintiffs did not have standing to assert claims with respect to two funds that they did not own because they could not "demonstrate the requisite case or controversy between themselves personally" and the funds); *Nenni* v. *Dean Witter Reynolds, Inc.*, No. 98-1254, 1999 U.S. Dist. LEXIS 23351, at *6 (D. Mass. Sept. 29, 1999) (plaintiff had "standing to bring claims for the shares of the four mutual funds that he actually holds," but could not "include in the class purchasers of all forty-one mutual funds") (attached as Exhibit B).

necessary to prevent registration statements and reports from being false and misleading. Count II alleges that the Distributor Defendant, the Investment Adviser Defendants, and Trustee/Officer Defendants breached their fiduciary duties in violation of Section 36(a) of the ICA by charging excessive Rule 12b-1 fees and improperly paying "soft dollars" and "excessive commissions." Neither Section 34(b) nor Section 36(a), however, expressly provides for a private right of action. *See* 15 U.S.C. §§ 80a-33(b), 80a-35(a) (2005).[4/] Plaintiffs' claims therefore cannot be maintained unless Congress intended to create an implied private right of action for violations of Sections 34(b) and 36(a). Because the text and structure of the ICA do not reflect a legislative intent to create an implied private right of action under either section, Plaintiffs cannot state a claim under Counts I and II.

4/ Section 34(b) states in relevant part:

> It shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title . . . . It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

15 U.S.C. § 80a-33(b).

Section 36(a) states in relevant part:

> The Commission is authorized to bring an action in the proper district court of the United States . . ., alleging that a person serving or acting in one or more of the following capacities has engaged within five years of the commencement of the action or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts—(1) as officer, director, member of any advisory board, investment adviser, or depositor; or (2) as principal underwriter, if such registered company is an open-end company, unit investment trust, or face-amount certificate company.

15 U.S.C. § 80a-35(a).

A. Legislative Intent Determines Whether an Implied Right of Action Exists.

"The Supreme Court has established that courts must look to the intent of Congress in determining whether a federal private right of action exists for violations of a federal statute." *Olmsted* v. *Pruco Life Ins. Co. of N.J.*, 283 F.3d 429, 432 (2d Cir. 2002). In the absence of congressional intent, "a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute." *Alexander* v. *Sandoval*, 532 U.S. 275, 286-87 (2001).

Indeed, the Supreme Court has explicitly "retreated from [its] previous willingness to imply a cause of action where Congress has not provided one," *Corr. Servs. Corp.* v. *Malesko*, 534 U.S. 61, 67 n.3 (2001), and has "abandoned" the view that it is the "duty of the courts to be alert to provide such remedies as are necessary to make effective the congressional purpose expressed by a statute." *Sandoval*, 532 U.S. at 287 (internal quotation marks omitted). The interpretive inquiry, therefore, "begins with the text and structure of the statute and ends once it has become clear that Congress did not provide a cause of action." *Id.* at 289 n.7 (citation omitted).

B. Congress Did Not Intend To Create an Implied Private Right of Action Under Section 34(b) of the ICA.

Although the Second Circuit has not yet addressed whether an implied private right of action exists under Section 34(b), <u>every</u> court that has considered this issue after *Sandoval* — including two in this district — has held that it does not.[5] *See In re Merrill*

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[5] Courts in this district also held before *Sandoval* that no private right of action exists under Section 34(b). *See, e.g., Dorchester Investors* v. *Peak Int'l*, 134 F. Supp. 2d 569, 581 (S.D.N.Y. 2001) (relying on the district court's opinion in *Olmsted*); *Phillips* v. *Kapp*, 87 F.R.D 548, 549 (S.D.N.Y 1980) (relying on *Transamerica Mortgage Advisers, Inc.* v. *Lewis*, 444 U.S. 11 (1979)).

Lynch & Co. Research Reports Sec. Litig. Relating to Global Tech. Fund, 272 F. Supp. 2d 243, 257 (S.D.N.Y. 2003); *In re Merrill Lynch & Co. Research Reports Sec. Litig. Relating to Internet Strategies*, 289 F. Supp. 2d 429, 432, 438 (S.D.N.Y. 2003); *In re Van Wagoner Funds, Inc. Sec. Litig.*, No. C 02-03383, 2004 WL 2623972, at *11 (N.D. Cal. July 27, 2004); *White* v. *Heartland High-Yield Mun. Bond Fund*, 237 F. Supp. 2d 982, 987 (E.D. Wis. 2002). Relying on the Second Circuit's *Olmsted* decision, which held that an implied private right of action does not exist under Sections 26(f) and 27(i) of the ICA, these courts have recognized that the text and structure of the ICA make clear that an implied private right of action does not exist under Section 34(b) either.

In *Olmsted*, holders of variable insurance contracts alleged that an insurer violated Sections 26(f) and 27(i) of the ICA by charging excessive service fees for managing these contracts. *See* 283 F.3d at 431. After first observing that a court "cannot ordinarily conclude that Congress intended to create a right of action when none was explicitly provided," the Second Circuit stated that because Sections 26(f) and 27(i) of the ICA do not expressly provide for a private right of action, "we must presume that Congress did not intend one." *Id.* at 432.

The Second Circuit identified three additional features of the ICA that "strengthened" this presumption. *Id.* First, Sections 26(f) and 27(i) "do not contain rights-creating language"; instead they describe prohibited actions by insurance companies without mentioning investors. *Id.* Second, Section 42 of the ICA "explicitly provides for enforcement of all ICA provisions" by the SEC "through investigations and civil suits for injunctions and penalties." *Id.* at 433. Third, Congress explicitly provided in Section 36(b) of the ICA for a private right of action for investors alleging that investment advisers breached certain

fiduciary duties; "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private right to enforce other sections was intentional." *Id.*

Olmsted compels the conclusion that no private right of action exists under Section 34(b), as numerous courts have held (*see supra*, at 11-12). As with Sections 26(f) and 27(i) of the ICA, which were at issue in *Olmsted*, Section 34(b) does not expressly provide for a private right of action. Section 34(b) describes conduct prohibited by persons filing registration statements, but does not include any "rights-creating language."[6] *Id.* at 432; *see also* 15 U.S.C. § 80a-33(b) ("It shall be unlawful for any person to make any untrue statement of a material fact . . . ."). Moreover, as noted in *Olmsted*, Section 42 of the ICA expressly provides for SEC enforcement of all sections of the ICA, and Section 36(b) of the ICA expressly authorizes a private right of action for investors alleging that investment advisers breached certain fiduciary duties. 283 F.3d. at 433. In fact, Congress had the opportunity to create a private right of action under Section 34(b) when it amended the ICA in 1970 to include a private right of action under Section 36(b), but did not do so.

For these reasons, this Court should follow *Olmsted* (and every court that has considered whether an implied private right of action exists under Section 34(b) after *Sandoval*), and hold that an implied private right of action does not exist under Section 34(b).

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[6] "[R]ights-creating language" clearly imparts an "individual entitlement" and has an "unmistakable focus on the benefited class." *Gonzaga Univ.* v. *Doe*, 536 U.S. 273, 287 (2002) ("No person . . . shall . . . be subjected to discrimination" is an example of rights-creating language.) (internal quotation marks omitted).

C. **Congress Did Not Intend To Create an Implied Private Right of Action Under Section 36(a) of the ICA.**

Since the Second Circuit handed down its decision in *Olmsted*, no court in this Circuit has held that an implied right of action exists under any section of the ICA.[7] Indeed, "when the analysis mandated by [*Olmsted*] is applied to ICA § 36(a) . . ., it is evident that there is no private right of action for enforcement of [Section 36(a)]."[8] *Chamberlain* v. *Aberdeen Asset Mgmt., Ltd.*, No. 02 CV 5870, 2005 WL 195520, at *2 (E.D.N.Y. Jan. 21, 2005) (applying *Sandoval* and *Olmsted*), *vacated*, slip op. (E.D.N.Y. Apr. 6, 2005).[9]

Olmsted compels the same conclusion here. As with Sections 26(f) and 27(i) of the ICA, Section 36(a) neither expressly provides for a private right of action nor includes any "rights-creating language." *Olmsted*, 283 F.3d at 432. To the contrary, Section 36(a)

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[7] The Second Circuit's decision in *Fogel* v. *Chestnutt*, 668 F.2d 100 (2d Cir. 1981) — decided long before *Olmsted* — is not to the contrary. There, defendants waited until their second appeal to argue for the first time that a private right of action did not exist under Section 36(a). In rejecting that argument, the Second Circuit stated that its prior decision in the case, *Fogel* v. *Chestnutt*, 533 F.2d 731 (2d Cir. 1975), had "*assumed* that an adviser's and a director's breach of fiduciary duty under the ICA gave rise to a private cause of action for damages," and simply followed that assumption as the law of the case. *Fogel*, 668 F.2d at 105, 112 (emphasis added). The Second Circuit did not analyze whether such a right existed under Section 36(a), and recognized that this question had become "more debatable than [the court] or the defendants thought in 1975." *Id.* at 112.

[8] Although a number of courts interpreting the ICA had previously recognized implied rights of action under certain sections, the Second Circuit noted in *Olmsted* that "[p]ast decisions reflecting judicial willingness to 'make effective [statutory] purpose' in the context of implied rights of action belong to an '*ancien regime*.'" 283 F.3d at 434 (quoting *Sandoval*, 532 U.S. at 287) (alteration in original). The Second Circuit made clear that decisions predating *Sandoval* are inconsistent with the Supreme Court's current analysis — which focuses on statutory text — and therefore are not persuasive authority in determining whether an implied private right of action exists. *See id.*

[9] Pursuant to the parties' joint motion to vacate the court's January 21, 2005 decision in *Chamberlain* as a "precondition to settlement," the court vacated its decision on April 6, 2005. *See Chamberlain* v. *Aberdeen Asset Mgmt., Ltd.*, No. 02 CV 5870, slip. op. at 2 (E.D.N.Y. Apr. 6, 2005) (attached as Exhibit C). However, the court stated that granting the motion to vacate did not "constitute a reconsideration of the merits of the case or a negation of the substance of the previously issued Order; rather the Motion is granted simply in order to permit the parties to proceed to settlement." *Id.*

expressly authorizes only the SEC to bring an action based on breaches of fiduciary duty. *See* 15 U.S.C. § 80a-35(a) ("The Commission is authorized to bring an action . . . ."). Moreover, when Congress divided Section 36 into two subsections, it left intact the provision for SEC enforcement under Section 36(a) and added a private right of action under Section 36(b). As the court in *Olmsted* observed, "'when Congress wished to provide a private damage remedy, it knew how to do so and did so expressly.'" 283 F.3d at 433 (quoting *Touche Ross & Co.* v. *Redington*, 442 U.S. 560, 572 (1979)). Where, as here, a "statutory provision [] does not use rights-creating language" and is part of a "statute that provides for other remedies and contains explicit private rights of action to enforce other sections," there is "no ambiguity on the question of an implied private right of action. . . ." *Id.* at 435.[10] In short, *Olmsted* makes clear that there is no private right of action under Section 36(a).

II. PLAINTIFFS' FAILURE TO BRING THEIR SECTIONS 34(b) AND 36(a) CLAIMS AND THEIR STATE LAW CLAIMS DERIVATIVELY REQUIRES DISMISSAL.

Plaintiffs' claims under Sections 34(b) and 36(a) of the ICA (even assuming an implied right of action exists), and their state law claims for breaches of fiduciary duty (Counts VI-VII) and unjust enrichment (Count VIII) all allege an injury to the Goldman Sachs Funds and, at most, only an indirect impact on the Funds' shareholders. Accordingly, such

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[10] *Strougo* v. *Bassini*, 282 F.3d 162 (2d Cir. 2002), does not compel a different result. In that case, shareholders brought a class action against directors, officers and an investment adviser, alleging breach of fiduciary duties under Section 36(a) of the ICA. The district court granted defendants' motion to dismiss on the grounds that plaintiffs could only seek redress through a derivative action. In vacating the judgment in part, the Second Circuit held that, while a claim relating to a loss in share value must be brought derivatively, a claim relating to coercion of a rights offering is a direct claim under Maryland law. The Second Circuit assumed for purposes of that holding that a private right of action exists under Section 36(a). *Olmsted*, whose analysis compels the conclusion that no such right exists under Section 36(a), was decided shortly <u>after</u> *Strougo*.

claims, to the extent they are legally viable, must be brought by, or derivatively on behalf of, the Funds. *See Parnes* v. *Bally Entm't Corp.*, 722 A.2d 1243, 1245 (Del. 1999); *see also Levine* v. *Smith*, 591 A.2d 194, 200 (Del. 1991), *overruled on other grounds by Brehm* v. *Eisner*, 746 A.2d 244, 253 (Del. 2000). Because Plaintiffs seek to bring these claims directly instead of derivatively on behalf of the Funds, they must be dismissed.

A. To Pursue a Direct Action Under Delaware Law, a Plaintiff Must Demonstrate an Injury Independent of Any Injury to the Corporation.

Under Delaware law,[11/] the determination of whether a claim is direct or derivative turns "*solely* on the following questions: (1) who suffered the alleged harm (the corporation or the suing stockholders, individually); and (2) who would receive the benefit of any recovery or other remedy (the corporation or the stockholders, individually)?" *Tooley* v. *Donaldson, Lufkin, & Jenrette, Inc.*, 845 A.2d 1031, 1033 (Del. 2004) (emphasis in original); *see also In re Triarc Cos.*, 791 A.2d 872, 878 (Del. Ch. 2001). To pursue a direct action, plaintiffs must demonstrate that they suffered an injury "'independent of any injury to the

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[11/] The law of the state in which a fund is incorporated governs whether a claim must be brought derivatively. *See Kamen* v. *Kemper Fin. Servs., Inc.*, 500 U.S. 90, 98 (1991); *In re Merrill Lynch & Co. Research Reports Sec. Litig. Relating to Global Tech. Fund*, 272 F. Supp. 2d at 259. Each Fund is a series of the Goldman Sachs Trust or the Goldman Sachs Variable Insurance Trust (the "Trusts"), both of which were formed under Delaware law in 1997. (Klapper Decl. Ex. 2 at B-5; SAI of the Portfolios of the Goldman Sachs Variable Insurance Trust at B-1, dated May 1, 2002, excerpts of which are attached as Exhibit 3 to the Klapper Decl.; Proxy Statement of Goldman Sachs Equity Portfolios, Inc. and the Goldman Sachs Trust at 12-13, dated February 13, 1997, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 ("Exchange Act"), excerpts of which are attached as Exhibit 4 to the Klapper Decl.; Proxy Statement of Goldman Sachs Money Market Trust for the Financial Square Funds at 12-13, dated February 13, 1997, filed pursuant to the Exchange Act, excerpts of which are attached as Exhibit 5 to the Klapper Decl.; Proxy Statement of the Goldman Sachs Money Market Trust for the Institutional Liquid Assets Portfolios at 12-13, dated February 13, 1997, filed pursuant to the Exchange Act, excerpts of which are attached as Exhibit 6 to the Klapper Decl.). Because the Trusts have been Delaware trusts since 1997, Delaware law governs here.

For all relevant purposes, the rules and caselaw governing suits against corporations also apply to Delaware trusts, such as the Goldman Sachs Trusts. *See, e.g., Gartenberg* v. *Merrill Lynch Asset Mgmt., Inc.*, 91 F.R.D. 524 (S.D.N.Y. 1981); 3 Edward P. Welch & Andrew Turezyn, *Folk on the Delaware General Corporation Law* § 3801 (4th ed. 2004).

corporation.'" *Tooley*, 845 A.2d at 1038 (quoting *Parnes*, 722 A.2d at 1245). Thus, plaintiffs must establish that they "'can prevail without showing an injury to the corporation.'" *Id.* at 1036 (quoting *Agostino* v. *Hicks*, 845 A.2d 1110, 1122 (Del. Ch. 2004)). Plaintiffs fail to meet this test, as shown below.

B. Plaintiffs Have Failed To Allege an Injury Independent of Any Injury to the Goldman Sachs Funds.

Plaintiffs allege that Defendants used assets of the Goldman Sachs Funds to pay brokerage firms to induce them to steer investors into the Funds, and as a result charged the Funds excessive fees. The Complaint thus alleges that Fund assets — not Plaintiffs' personal accounts — were used improperly: "skimming Goldman Sachs assets" (Compl. ¶ 89), "taking assets out of the Funds" (Compl. ¶ 169), "withdrawal of assets from the Funds" (Compl. ¶ 177), and "wrongfully extract[ing] assets from the Funds" (Compl. ¶ 192).

Such allegations of misappropriation of Fund assets are derivative in nature because, if proven, they represent a direct injury to the Fund — mismanagement of Fund assets. *See Tooley*, 845 A.2d at 1038 (claims "essentially for mismanagement of corporate assets" are derivative under Delaware law); *Weinstein* v. *Appelbaum*, 193 F. Supp. 2d 774, 782 (S.D.N.Y. 2002) ("While harm to shareholders may indeed flow from mismanagement, Delaware law provides that the corporation alone has a cause of action."); *Metro Communication Corp. BVI* v. *Advanced Mobilecomm Techs. Inc.*, 854 A.2d 121, 167-68 (Del. Ch. 2004) (where alleged harm "is entirely contingent on harm suffered by [the corporation] as a whole as a result of alleged mismanagement," claim is derivative in nature).

Although Plaintiffs declare that the reduction in the Funds' net asset value due to the "improper and excessive fees and charges" directly impacted shareholders (Compl.

¶ 136), nowhere in the 72-page Complaint do Plaintiffs allege any facts demonstrating that they suffered an injury "independent of any injury" to the Funds. Rather, Plaintiffs allege that they suffered an injury only indirectly through decreases in the net asset value of the Funds they owned.[12] Where, as here, the "substantive nature of the alleged injury is such that it falls directly on the corporation as a whole and collectively, but only secondarily, upon its stockholders as a function of and in proportion to their pro rata investment in the corporation, the claim is derivative in nature and may be maintained only on behalf of the corporation." *Triarc*, 791 A.2d at 878 (internal quotation marks omitted). *See also Kramer* v. *W. Pac. Indus.*, 546 A.2d 348, 353 (Del. 1988) (actions "charging mismanagement which depress[es] the value of stock" must be "enforced by a derivative action"); *Manzo* v. *Rite Aid Corp.*, No. Civ. A. 18451, 2002 WL 31926606, at *5 (Del. Ch. Dec. 19, 2002) (injury "suffered by all . . . shareholders in proportion to their pro rata share ownership" states "a derivative claim"); *King* v. *Douglass*, 973 F. Supp. 707, 724 (S.D. Tex. 1996) (under Delaware law, allegation relating to the reduction of net asset value and the market value of the fund's shares is derivative in nature).

While holding that an implied private right of action under Section 34(b) of the ICA does not exist, courts have recognized that even if it did exist, a Section 34(b) claim would be derivative in nature where, as here, a plaintiff has failed to allege any facts supporting an injury other than to his pro rata interest in the fund. *See In re Merrill Lynch & Co. Research Reports Sec. Litig. Relating to Global Tech. Fund*, 272 F. Supp. 2d at 260

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[12] Any potential injury would be based on an alleged misrepresentation or omission in connection with the purchase or sale of Fund shares and would therefore be preempted by the Securities Litigation Uniform Standards Act. *See infra*, at Section VI.

(under Maryland law, dismissing Section 34(b) claim on the additional basis that it was not brought derivatively because plaintiff's injuries stemmed from a decline in the "Fund's net asset value" and thus "are not distinct from those [injuries] of the Fund"); *In re Merrill Lynch & Co. Research Reports Sec. Litig. Relating to Internet Strategies*, 289 F. Supp. 2d at 438 (same). *See also Green* v. *Nuveen Advisory Corp.*, 186 F.R.D. 486, 489-90 (N.D. Ill. 1999) (without addressing the issue of whether an implied private right of action exists under Section 34(b), court held that under Massachusetts and Minnesota law, plaintiff could not assert a direct claim under Section 34(b) because injury to shareholders from diminution in share price was not distinct from injury to the fund).

Similarly, other courts that have not reached the issue of whether a private right of action exists have dismissed Section 36(a) claims where, as here, a plaintiff has failed to bring the claim derivatively on behalf of a corporation. *See Krouner* v. *Am. Heritage Fund, Inc.*, No. 94 Civ. 7213, 1997 WL 452021, at *2-3 (S.D.N.Y. Aug. 6, 1997) (under New York law, dismissing plaintiff's Section 36(a) claim of breach of fiduciary duty for mismanagement and diversion of corporate assets for failure to allege a direct claim); *In re Dreyfus Aggressive Growth Mut. Fund Litig.*, No. 98 Civ. 4318, 2000 WL 10211, at *4 (S.D.N.Y. Jan. 6, 2000) (under Maryland law, holding that Section 36(a) claim is derivative, because plaintiffs merely alleged to have suffered a harm "derived from harm to the Funds themselves").

Plaintiffs' failure to allege any facts demonstrating that they suffered an injury "independent of any injury" to the Goldman Sachs Funds also requires dismissal of their state law claims. Courts have routinely held that claims asserting breach of fiduciary duty and unjust enrichment are inherently derivative in nature. *See, e.g.*, *FS Parallel Fund L.P.* v. *Ergen*, Civ. A. No. 19853, 2004 WL 3048751, at *3 (Del. Ch. Nov. 3, 2004) (fiduciary duty

claims relating to management and funding of corporation are derivative); *In re Syncor Int'l Corp. S'holders Litig.*, 857 A.2d 994, 998 (Del. Ch. 2004) (breach of fiduciary duty claim based on kickbacks is "entirely derivative in nature"); *Primavera Familienstiftung* v. *Askin*, No. 95 Civ. 8905, 1996 WL 494904, at *17 (S.D.N.Y. Aug. 30, 1996) (under Delaware law, fiduciary duty claim based on mismanagement is derivative); *ABF Capital Mgmt.* v. *Askin Capital Mgmt., L.P.*, 957 F. Supp. 1308, 1334 (S.D.N.Y. 1997) ("As with the breach of fiduciary duty claims, the unjust enrichment claims against [the fund's investment advisers and brokers] belong to the Funds, not the individual investors.").

In sum, Plaintiffs' claims under Sections 34(b) and 36(a) of the ICA (Counts I-II) and their state law claims (Counts VI-VIII) should be dismissed in their entirety because they are derivative in nature and thus cannot be brought directly by individual shareholders such as Plaintiffs.

III. PLAINTIFFS HAVE FAILED TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA.

In Count III of the Complaint, Plaintiffs allege in conclusory fashion that the Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants breached their fiduciary duties under Section 36(b) of the ICA[13] by charging excessive investment advisory and Rule 12b-1 fees. Plaintiff bears "the burden of proving a

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[13] Section 36(b) states in relevant part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser.

15 U.S.C. § 80a-35(b).

breach of fiduciary duty" by the recipient of excessive investment advisory and Rule 12b-1 fees, and an action can only be brought against the recipient. *See* 15 U.S.C. § 80a-35(b)(1), (b)(3). Here, Plaintiffs have failed to allege that the Trustee/Officer Defendants received investment advisory or Rule 12b-1 fees.[14] With respect to the Distributor and Investment Adviser Defendants, Plaintiffs have failed to allege sufficient facts demonstrating the lack of any reasonable relationship between the fees that these Defendants received and the services they provided, as required in the Second Circuit. Plaintiffs, therefore, have not stated a claim under Section 36(b).

A. Plaintiffs' Failure To Allege that the Trustee/Officer Defendants Received Advisory and Rule 12b-1 Fees Is Fatal to Their Claim.

Section 36(b) of the ICA provides that no action "shall be brought or maintained against any person other than the recipient of such compensation or payments, and no damages or other relief shall be granted against any person other than the recipient of such compensation or payments." 15 U.S.C. § 80a-35(b)(3). Recognizing that "Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)," courts have strictly construed the "recipient" requirement. *Green* v. *Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 330 (D.N.J. 2001).

Nowhere in the Complaint do Plaintiffs allege that the Trustee/Officer Defendants received investment advisory or Rule 12b-1 fees. Therefore, there is no basis to impose liability on these defendants individually. *See Levy* v. *Alliance Capital Mgmt. L.P.*,

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[14] Plaintiffs erroneously allege that the Trustee/Officer Defendants "charg[ed]" such fees. (Compl. ¶¶ 174, 179.) As set forth elsewhere in the Complaint, the Trustee Defendants instead approve the agreements governing advisory fees, and consider various factors including the "Funds' management fee rates," the "investment performance of the Funds for the prior year and longer time periods," and the "overall nature and quality of the Investment Adviser's services." (Compl. ¶ 88.)

No. 97 Civ. 4672, 1998 WL 744005, at *3 (S.D.N.Y. Oct. 26, 1998) ("absent an allegation that it received compensation for investment advisory services itself, [defendant] Equitable simply is not subject to liability"); *Jerozal* v. *Cash Reserve Mgmt., Inc.*, No. 81 Civ. 1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) (where plaintiff did not allege that individual directors received any portion of advisory fees or payments of a material nature made to the investment adviser, "[n]o action under Section 36(b) may be maintained").

Plaintiffs' allegation that the "Trustee/Officer Defendants received improper payments, in that they received their compensation despite the fact they violated their fiduciary duties" (Compl. ¶ 176) is insufficient as a matter of law. As the court held in *Green*, individual Trustees' receipt of ordinary compensation is "insufficient to make [them] recipients of compensation or payments so as to subject them to liability under section 36(b)." *Green* v. *Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d at 330 (rejecting argument that "officers must have received advisory compensation or payments of a material nature because they were paid salaries by the advisors"). *See also Tarlov* v. *Paine Webber Cashfund, Inc.*, 559 F. Supp. 429, 436 (D. Conn. 1983) (in granting directors' motion to dismiss, court noted that "[o]nly the recipient of the allegedly excessive compensation can be sued" and that "plaintiff, by attempting to proceed against all of the defendants . . . is attempting improperly to avoid the express limits of Section 36(b)(3)"); *Halligan* v. *Standard & Poor's/Intercapital Inc.*, 434 F. Supp. 1082, 1085 (E.D.N.Y. 1977) (Section 36(b) "must be narrowly read to mean that only those who receive money paid by the investment company for investment advisory services may be held liable").

B. Under the Governing Legal Standard, Plaintiffs Must Plead Facts Satisfying *Gartenberg's* Narrow Definition of Excessiveness.

Section 36(b) of the ICA was enacted "to address a narrow area of concern: the negotiation and enforcement of payment arrangements between the investment adviser and its fund," not to provide a cause of action governing "the adviser's general performance or financial advice with respect to particular transactions." *Strougo* v. *BEA Assocs.*, No. 98 CIV. 3725, 1999 WL 147737, at *3 (S.D.N.Y. Mar. 18, 1999) (internal quotation marks omitted). As courts in this Circuit have recognized, the "highly restrictive limitations on actions under Section 36(b) evidence an intent by Congress to protect investment advisers and their affiliates from open-ended litigation and nuisance suits." *Krinsk* v. *Fund Asset Mgmt., Inc.*, No. 85 Civ. 8428, 1986 WL 205, at *2 (S.D.N.Y. May 9, 1986). Accordingly, the Second Circuit has adopted a stringent test for excessiveness under Section 36(b).

"To be guilty of a violation of § 36(b) . . . the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Gartenberg* v. *Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982); *see also Krinsk* v. *Fund Asset Mgmt., Inc.*, 875 F.2d 404, 409 (2d Cir. 1989). To reach this conclusion, courts must consider all pertinent facts, including the following six factors: (1) the nature and quality of the services provided by the adviser to fund shareholders, (2) the profitability of the mutual fund to the adviser-manager, (3) "fall-out" benefits (*i.e.*, indirect profits attributable in some way to the existence of the fund), (4) economies of scale achieved by the mutual fund and whether they were passed on to shareholders, (5) comparative fee structures with other similar

funds, and (6) the independence and conscientiousness of the mutual fund's outside directors. *See Krinsk,* 875 F.2d at 409 (citing *Gartenberg*, 694 F.2d at 929-30).

"To survive a motion to dismiss, a complaint may not simply allege in a conclusory manner that advisory fees are 'excessive.' Instead, a plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive." *Levy*, 1998 WL 744005, at *2; *see also Migdal* v. *Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 327 (4th Cir. 2001) (granting motion to dismiss where plaintiffs "failed to allege sufficient facts about the services that defendants offered in return for those fees"). In deciding whether a plaintiff has sufficiently pleaded a Section 36(b) claim, courts should examine each of the six *Gartenberg* factors, *see, e.g.*, *Levy*, 1998 WL 744005, at *4, or at the very least consider whether plaintiff has alleged facts supporting the more general *Gartenberg* requirement that the fees must be so disproportionately large that there is no reasonable relationship between the fees charged and the services provided, *see, e.g.*, *Wexler* v. *Equitable Capital Mgmt. Corp.*, No. 93 Civ. 3834, 1994 WL 48807, at *4 (S.D.N.Y. Feb. 17, 1994). Plaintiffs have failed to do either here.

C. Plaintiffs' Allegations Do Not State a Claim for Excessive Fees.

1. *Plaintiffs Have Failed to Allege Excessive Advisory Fees.*

Plaintiffs' Section 36(b) claim based on advisory fees can be summarized as follows: (1) Defendants entered into "shelf space" agreements with brokers to induce them to market the Goldman Sachs Funds to investors (Compl. ¶ 2); (2) Defendants paid these brokers through "'revenue sharing payments,' 'slush funds,' improper and excessive 'soft dollars,' and 12b-1 fees" out of the assets of the Funds (Compl. ¶¶ 57, 127); (3) Defendants improperly "shift[ed]" their distribution expenses to the Funds and investors (Compl. ¶¶ 56, 113); and (4) Defendants failed to reduce their advisory fees to reflect this offset in their expenses

(Compl. ¶ 113). Conspicuously absent here are "any factual allegations as to the *actual* fee negotiations or management and distribution services rendered by *these* defendants." *Yampolsky* v. *Morgan Stanley Inv. Advisers, Inc.*, No. 03 Civ. 5710, 2004 WL 1065533, at *2 (S.D.N.Y. May 12, 2004) (granting motion to dismiss where plaintiffs alleged an "unfavorable expense ratio" and that "trustees were poor 'watchdogs,'" but not how or why fees were so disproportionately large and bore no reasonable relationship to services rendered). In the absence of these allegations, Plaintiffs' Section 36(b) claim based on allegedly excessive advisory fees must be dismissed.

The crux of Plaintiffs' excessive advisory fees claim is that the Defendants "shifted" distribution expenses to the Funds by paying these expenses out of Fund assets, which "resulted in inflated advisory fees." (Compl. ¶¶ 113, 174.) Advisory and distribution fees, however, "are for entirely different services, namely advice on the one hand and sales and distribution on the other," and these fees should not be "aggregated" for purposes of determining whether investment advisory fees are excessive under Section 36(b). *Meyer* v. *Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Nowhere do Plaintiffs allege facts demonstrating that Defendants took money from the Funds to which they were not entitled in order to pay their advisory expenses. Plaintiffs' allegations of "inflated advisory fees" merely assert that advisory fees were too high. Yet, Plaintiffs provide no factual allegations to support this assertion.

Moreover, although Plaintiffs allege that Defendants' advisory fees are excessive in the abstract, nowhere do they allege facts showing what, if any, relationship exists between the advisory fees and the overall advisory services provided by the Investment Adviser Defendants in consideration for their payment, as required under the law of this

Circuit. *See Levy*, 1998 WL 744005, at *4 (granting motion to dismiss where plaintiff "fail[ed] to allege that these particular fees and expenses bear no relationship to the services rendered"); *Olesh* v. *Dreyfus Corp.*, No. CV-94-1664, 1995 WL 500491, at *19 (E.D.N.Y. Aug. 8, 1995) (same); *Wexler*, 1994 WL 48807, at *4 (same). *Cf. Pfeiffer* v. *Bjurman, Barry & Assoc.*, No. 03 Civ. 9741, 2004 WL 1903075, at *4 (S.D.N.Y. Aug. 26, 2004) (distinguishing allegations in other cases as "too conclusory" by noting that in this case allegations that Rule 12b-1 fees doubled for a single fund that had been closed to new investors were sufficient to deny a motion to dismiss a Section 36(b) claim). Similarly defective is Plaintiffs' allegation that Defendants' advisory fees were excessive because they increased as a result of purchases of shares in the Funds by customers of brokerage firms paid by the Distributor Defendant to market the Funds. *See Strougo* v. *Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 805 (S.D.N.Y. 1997), *vacated in part on other grounds*, 282 F.3d 162 (2d Cir. 2002) (fact that fees increased as size of funds increased "does not, in itself, support an excessive fee claim under Section 36(b)").

2. *Plaintiffs Have Failed To Allege Excessive Rule 12b-1 Fees.*

Rule 12b-1 permits a mutual fund that meets certain criteria to use a percentage of its assets to compensate "underwriters, dealers and sales personnel" in connection with the distribution and marketing of its shares. 17 C.F.R. § 270.12b-1 (2004). Rule 12b-1 distribution and service fees are capped at a maximum of 1% of a fund's average net assets per year. *See* NASD Rule 2830(d). Pursuant to the requirements of Rule 12b-1, the majority of the independent Trustees of the Board approves written distribution plans for certain share classes of the Goldman Sachs Funds. These plans expressly provide for Rule 12b-1 fees to include promotion, distribution, and service fees and permit the Funds to compensate the

Distributor for these expenses and activities. (Klapper Decl. Ex. 1 at 78.) Pursuant to the Funds' Rule 12b-1 plans and consistent with NASD Rule 2830(d), the Rule 12b-1 fees also include fees for personal and account maintenance services, including responding to inquiries of, and furnishing assistance to, shareholders. (Klapper Decl. Ex. 1 at 78-79.)

Although Plaintiffs do not allege that the Goldman Sachs Funds' Rule 12b-1 fees exceed the maximum allowable fee under NASD rules, Plaintiffs maintain that those fees are nonetheless excessive. As with advisory fees, Rule 12b-1 fees violate Section 36(b) only if they are "so disproportionately large that [they] bear[] no reasonable relationship to the services rendered." *Meyer*, 895 F.2d at 866 (internal quotation marks omitted).

Plaintiffs' conclusory allegations regarding Rule 12b-1 fees fail to satisfy the *Gartenberg* standard for excessiveness. Plaintiffs simply allege that the "Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants violated Section 36(b) by improperly charging investors in the Funds purported Rule 12b-1 marketing fees." (Compl. ¶ 174.) Plaintiffs challenge the propriety of the Rule 12b-1 fees on the conclusory grounds that "the conditions of Rule 12b-1 were not met," primarily because "as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Goldman Sachs Funds investors." (Compl. ¶ 109.) The mere fact that a mutual fund has increased in size, however, is not evidence that economies of scale were in fact achieved. *See Kalish* v. *Franklin Advisers, Inc.*, 742 F. Supp. 1222, 1238 (S.D.N.Y. 1990) (rejecting argument that "since a fund increased dramatically in size, economies [of] scale must have been realized"). Plaintiffs fail to allege facts to support their conclusory assertions, including what the economies of scale were, how they reduced expenses, and why they made the Rule 12b-1 fees excessive.

Similarly insufficient are Plaintiffs' allegations that because two of the 64 Funds (the Goldman Sachs High Yield Municipal Fund and the Goldman Sachs Small Cap Value Fund) were closed to new investors for unspecified periods of time, "the so-called 12b-1 fees could not possibly have been used to market and distribute them," but that the Investment Adviser Defendants nevertheless charged these funds Rule 12b-1 fees. (Compl. ¶ 112.)[15] NASD Rule 2830(d)(2) permits a fund that is closed to new investors to continue charging Rule 12b-1 fees as long as the fund does not exceed the aggregate cap, which is 6.25% of gross sales for a fund that charges a service fee, and 7.25% of gross sales for a fund that does not charge a service fee. This rule is consistent with the fact that Rule 12b-1 fees include fees for personal and account maintenance services for existing shareholders. Plaintiffs do not allege that the Rule 12b-1 fees for the Goldman Sachs High Yield Municipal Fund and the Goldman Sachs Small Cap Value Fund exceeded that cap, or that such fees were not used to service existing shareholders.

Plaintiffs also claim that Defendants used "12b-1 fees to participate in 'shelf space programs' to provide kickbacks to brokers for directing their clients into Goldman Sachs Funds." (Compl. ¶ 129.) Despite labeling payments to brokers to market shares of the Funds — a legitimate activity of a mutual fund distributor — with the pejorative term "kickbacks," Plaintiffs do not provide any facts supporting their conclusory assertion that paying brokers a portion of the Rule 12b-1 fees the Defendants received is improper or illegal.

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[15] As disclosed to investors of the Goldman Sachs High Yield Municipal Fund, "the Investment Adviser may close the Fund "to new investors from time to time and reopen" it in certain circumstances "deemed appropriate" by the Fund's investment adviser. Prospectus of the Goldman Sachs High Yield Municipal Fund at 58, dated March 1, 2001, excerpts of which are attached as Exhibit 7 to the Klapper Decl. Moreover, contrary to Plaintiffs' allegation, the Goldman Sachs Funds Small Cap Value Fund was never closed during the Class Period.

Similarly unavailing is Plaintiffs' claim that Defendants paid excessive commissions to brokers "under the guise of Soft Dollars" (Compl. ¶ 117), and that these "amounts paid for 'research' were expenses that were unnecessary for management of the Funds' investment because the real purpose of such payments was to push the Funds' shares" (Compl. ¶ 118). According to Plaintiffs' own allegation, 20% of the research used by the Investment Adviser Defendants was conducted outside of Goldman Sachs. (Compl. ¶ 116.) Plaintiffs do not allege facts showing that the research was "unnecessary." Nor do they provide support for their alternative argument that if the research was necessary, the Investment Adviser Defendants' fees should have been lower. (Compl. ¶ 118.)

Plaintiffs' conclusory allegations do not come close to satisfying *Gartenberg's* requirement that they plead specific facts demonstrating that the Rule 12b-1 fees bore no reasonable relationship to the overall services rendered, and were not the result of arm's length bargaining.

IV. PLAINTIFFS HAVE FAILED TO STATE A CLAIM UNDER SECTION 48(a) OF THE ICA.

In Count IV of the Complaint, Plaintiffs assert a claim for control person liability against Goldman Sachs under Section 48 of the ICA, 15 U.S.C. § 80a-47 (2005). (Compl. ¶¶ 180-86.) That section does not provide an independent basis for liability; rather, it imposes liability on those who controlled any person liable under the ICA. *See* 15 U.S.C. § 80a-47. Thus, a control person claim is predicated upon liability under other sections of the ICA. As set forth above, because Plaintiffs have failed to state a claim under Sections 34(b), 36(a), and 36(b) of the ICA, their claim for control person liability necessarily must fail also and should therefore be dismissed. *See In re Merrill Lynch & Co. Research Reports Sec.*

Litig. Relating to Global Tech. Fund, 272 F. Supp. 2d at 264 ("Because Plaintiff has failed to state a claim against the Defendants for a primary violation of the federal securities law, her claims for control person liability necessarily fail."); *In re Alliance N. Am. Gov't Income Trust, Inc. Sec. Litig.*, No. 95 Civ. 0330, 1996 WL 551732, at *11 (S.D.N.Y. Sept. 27, 1996) (same).[16]

V. PLAINTIFFS HAVE FAILED TO STATE A DERIVATIVE CLAIM UNDER SECTION 215 OF THE IAA, BECAUSE THEY HAVE FAILED TO MAKE A DEMAND ON THE FUND BOARD OR PLEAD FRAUD WITH PARTICULARITY.

In Count V of the Complaint, Plaintiffs assert that the Investment Adviser Defendants violated Section 206 of the Investment Advisers Act ("IAA") (Compl. ¶¶ 187-195), which prohibits an investment adviser from engaging in conduct that "operates as a fraud or deceit upon any client." 15 U.S.C. § 80b-6 (2005). The Supreme Court has held that no private right of action exists for damages under Section 206 of the IAA. *See Transamerica Mortgage Advisors, Inc.* v. *Lewis*, 444 U.S. 11, 24 (1979). Plaintiffs instead purport to bring a derivative claim under Section 215 of the IAA, 15 U.S.C. § 80b-15

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[16] Plaintiffs' Section 48(a) claim fails for two additional reasons. First, Plaintiffs' boilerplate allegations of "control" are insufficient to state a claim under Section 48(a). That section is "analogous to the 'controlling person' provisions of the Securities Act and the Exchange Act," *SEC* v. *Am. Bd. of Trade*, 593 F. Supp. 335, 341 (S.D.N.Y. 1984), *rev'd on other grounds*, 751 F.2d 529 (2d Cir. 1984), which require allegations of specific facts establishing control. *See Mishkin* v. *Ageloff*, No. 97 Civ. 2690, 1998 WL 651065, at *25 (S.D.N.Y. Sept. 23, 1998) (under Section 20(a) of the Exchange Act, plaintiff must allege "particularized facts of the controlling person's conscious misbehavior as a culpable participant"); *In re Worldcom Sec. Litig.*, 02 Civ. 3288, 2004 WL 1097786, at *3 (S.D.N.Y. May 18, 2004) (under Section 15 of the Securities Act, allegation of parent/subsidiary relationship is an insufficient basis from which to infer control). Second, as discussed above, Congress expressly limited Section 36(b) liability to the "recipient" of advisory and Rule 12b-1 fees. *See supra*, at 21-22. Extending Section 48(a) to include "control persons" under Section 36(b) would render meaningless the latter's limiting language, and violate the settled rule that "a specific statute will not be controlled or nullified by a general one." *Morton* v. *Mancari*, 417 U.S. 535, 550-51 (1974).

(2005), on behalf of the Goldman Sachs Funds seeking to rescind the investment advisory agreements between the Goldman Sachs Funds and the Investment Adviser Defendants and recover all fees paid pursuant to those agreements. (Compl. ¶ 195.)

Plaintiffs' Section 215 claim should be dismissed because they have failed to (1) make a demand on the Fund Board prior to bringing their derivative claim and demand is not excused as futile, and (2) plead their fraud claim under Section 206 with the particularity that Federal Rule of Civil Procedure 9(b) requires.

A. Plaintiffs Have Failed To Demonstrate that Demand on the Board Would Be Futile.

Before bringing a derivative action on behalf of a corporation, shareholders must either make a demand on the board to bring suit, or plead with particularity why a demand would be futile. *See Rales* v. *Blasband*, 634 A.2d 927, 932-33 (Del. 1993); *Aronson* v. *Lewis*, 473 A.2d 805, 811-12 (Del. 1984), *overruled on other grounds by Brehm*, 746 A.2d at 253; Fed. R. Civ. P. 23.1; Del. Ch. R. 23.1.[17] The demand requirement "represents a strong statement of public policy" against "the maintenance of strike suits by minority shareholders which impede [] corporate management at great cost and to little purpose except the enrichment of counsel." *Lewis* v. *Anselmi*, 564 F. Supp. 768, 772 (S.D.N.Y. 1983); *accord Markowitz* v. *Brody*, 90 F.R.D. 542, 561 (S.D.N.Y. 1981).

Plaintiffs concededly did not make a demand on the Board of Trustees prior to commencing this action for their derivative claim. (Compl. ¶ 148.) Thus, Plaintiffs bear the burden of complying with Delaware's "stringent requirements of factual particularity" in

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[17] In a derivative action under the ICA, a court "must apply the demand futility exception as it is defined by the law of the State of incorporation." *Kamen*, 500 U.S. at 108-109. As discussed *supra* at Section II, Delaware law governs here.

pleading demand futility, *Brehm*, 746 A.2d at 254, which require that the Court consider two related but distinct questions: "(1) whether threshold presumptions of director disinterest [and] independence are rebutted by well-pleaded facts; and, if not, (2) whether the complaint pleads particularized facts sufficient to create a reasonable doubt that the challenged transaction was [otherwise] the product of a valid exercise of business judgment" (the "*Aronson* test"). *Levine* v. *Smith*, 591 A.2d 194, 205 (Del. 1991), *overruled on other grounds by Brehm*, 746 A.2d at 253; *see also Aronson*, 473 A.2d at 814-15. Plaintiffs have failed to plead facts sufficient for the Court to answer either question in the affirmative.

1. *Plaintiffs Have Failed To Allege Particularized Facts Sufficient To Raise a Reasonable Doubt that the Majority of the Board Is Disinterested and Independent.*

Under the first prong of the *Aronson* test, Plaintiffs must allege particularized facts "sufficient to create a reasonable doubt that . . . a majority of the directors are disinterested and independent" with respect to the challenged transactions. *Ash* v. *McCall*, No. Civ. A. 17132, 2000 WL 1370341, at *6 (Del. Ch. Sept. 15, 2000) (citing *Aronson*, 473 A.2d at 814) (emphasis added). In this case, Plaintiffs allege that the Trustee Defendants are interested because they "wrongfully approved the advisor fees, the revenue sharing programs, directed brokerage, 12b-1 fees and the materially misleading disclosures in the Funds Prospectuses," and "allowed the excessive fees to be charged and shareholder investments to be used for improper purposes such as kickbacks to brokers." (Compl. ¶¶ 150, 152.)

a. The Board Is Disinterested.

"A director is considered interested where he or she will receive a personal financial benefit from a transaction that is not equally shared by the stockholders." *Rales*,

634 A.2d at 936. "Directorial interest also exists where a corporate decision will have a materially detrimental impact on a director, but not on the corporation and the stockholders." *Id.* A director is interested, however, only where the personal benefit or detriment is "of a sufficiently material importance, in the context of the director's economic circumstances, as to have made it improbable that the director could perform her fiduciary duties to the [corporation's] shareholders without being influenced by her overriding personal interest . . . ." *In re General Motors Class H S'holders Litig.*, 734 A.2d 611, 617 (Del. Ch. 1999); *see also Cede & Co.* v. *Technicolor, Inc.*, 634 A.2d 345, 363-64 (Del. 1993), *modified on other grounds*, 636 A.2d 956 (Del. 1994).

Under Delaware law, a trustee of an investment company who is not considered to be "interested" under the ICA "shall be deemed independent and disinterested for all purposes," including consideration of a demand by shareholders. Del. Code Ann. tit. 12, § 3801(h) (2005). Plaintiffs do not (and cannot) dispute that when the Complaint was first filed in April 2004, six of the eight Trustees — including the Chairman of the Board — were deemed not to be "interested persons" (Klapper Decl. Ex. 8 at B-68 to B-71)[18/] pursuant to the ICA, 15 U.S.C. § 80a-2(a)(19) (2005). None of Plaintiffs' allegations concerning the Trustee Defendants is sufficient to create a reasonable doubt that a majority of the Board is disinterested.

Plaintiffs allege that the Trustee Defendants were interested by virtue of their desire to see the size of the Funds' assets grow in order to retain their positions as Trustees.

[18/] Attached as Exhibit 8 to the Klapper Decl. are excerpts of the SAI for the Goldman Sachs Balanced Strategy Portfolio, the Goldman Sachs Growth and Income Strategy Portfolio, the Goldman Sachs Growth Strategy Portfolio, and the Goldman Sachs Aggressive Growth Strategy Portfolio, dated April 29, 2004, as amended June 4, 2004.

(Compl. ¶ 153.) This allegation does not establish that the Trustee Defendants were interested: "Delaware law does not assume that directors have a self-interest in preserving their positions." *RCM Sec. Fund, Inc.* v. *Stanton*, 928 F.2d 1318, 1330 (2d Cir. 1991); *see also Citron* v. *Daniell*, 796 F. Supp. 649, 652 (D. Conn. 1992) (under Delaware law, "[a]llegations that the directors engaged in the conduct at issue in order to retain their positions [are] insufficient to establish futility"). Plaintiffs' related allegation that each of the Trustee Defendants "benefited from the wrongdoing herein alleged and has engaged in such conduct to preserve his or her positions of control and the benefits thereof" (Compl. ¶ 155) fails for the same reason — that a desire to preserve one's position is insufficient to show self-interest — but also because Plaintiffs merely speculate about an improper motive, rather than alleging facts to support that assertion. *See Grobow* v. *Perot*, 539 A.2d 180, 188 (Del. 1988) ("Speculation on motives for undertaking corporate action are wholly insufficient to establish a case of demand excusal."), *overruled on other grounds by Brehm*, 746 A.2d at 253.

Nor is demand excused by Plaintiffs' allegation that "each of the Trustee/Officer Defendants received substantial payments and benefits by virtue of his or her membership on one or more Boards." (Compl. ¶ 154.) The mere fact that the outside Trustees supposedly "receive substantial remuneration in return for their service" is insufficient to establish a disqualifying self-interest excusing demand. *Jacobs* v. *Yang*, No. Civ. A. 206-N, 2004 WL 1728521, at *4 (Del. Ch. Aug. 2, 2004) (requiring demand even where plaintiff alleged that the board received substantial compensation, including extremely lucrative stock options, wanted to maintain positions as directors, and approved the allocations at issue). *See also Grobow*, 539 A.2d at 188; *Fink* v. *Komansky*, No. 03 CV 0388, 2004 WL 2813166, at *7 (S.D.N.Y. Dec. 8, 2004) (under Delaware law, "receipt by directors

of benefits and compensation as a result of Board membership is insufficient to excuse demand"); *Scalisi* v. *Fund Asset Mgmt.*, 380 F.3d 133, 136-37 (2d Cir. 2004) (under Maryland law, directors who received compensation ranging from $160,000 to $260,000 annually and sat on boards of 49 funds not "interested").

Rather, Plaintiffs must allege facts demonstrating that the Trustee Defendants' interest in their compensation is sufficiently substantial so as to create a material conflict. *See In re General Motors Class H S'holders Litig.*, 734 A.2d at 617-18; *In re the Walt Disney Co. Derivative Litig.*, 731 A.2d 342, 360 (Del. Ch. 1998) (where plaintiffs failed to allege that consulting fee "was even material," director was not "interested"), *rev'd on other grounds by Brehm*, 746 A.2d at 253. Plaintiffs make no such allegations here. For example, Plaintiffs do not allege that the Trustee Defendants' compensation is disproportionate to customary remuneration for fund trustees, or that a majority of the Trustees is beholden to the Funds "for their livelihoods or a material portion of their incomes." *Langner* v. *Brown*, 913 F. Supp. 260, 266 (S.D.N.Y. 1996); *see also White* v. *Panic*, 793 A.2d 356, 366 (Del. Ch. 2000) (plaintiffs failed to allege facts demonstrating that compensation was so material relative to individual director's finances as to taint his judgment), *aff'd*, 783 A.2d 543 (Del. 2001). Indeed, as reflected in the April 2004 SAI, the principal occupation of the outside Trustee Defendants involved the following companies or institutions: ABN Associates, the Wharton School at the University of Pennsylvania, the Andrew W. Mellon Foundation, and Unext and Cantilever Technologies. (Klapper Decl. Ex. 8 at B-68 to B-70.)

Plaintiffs also assert that the Trustee Defendants "would be required to sue themselves and their fellow Trustee/Officers with whom they have had close business and personal relationships for years." (Compl. ¶ 156.) Excusing demand on the basis that the

Trustees are disinclined to sue themselves would "effectively abrogate" the demand requirement, because it would apply in every case. *See Aronson*, 473 A.2d at 818. For this reason, it is well-settled that "the mere threat of personal liability . . . is insufficient to challenge either the independence or disinterestedness of directors." *Id.* at 815; *see also Seminaris* v. *Landa*, 662 A.2d 1350, 1354 (Del. Ch. 1995) (directors under investigation by SEC and named as defendants in multiple lawsuits were disinterested).

Finally, Plaintiffs have failed to support their claim of failure of oversight by the Trustee Defendants with particularized allegations demonstrating that "defendants' actions were so egregious that a substantial likelihood of director liability exists," and therefore have not sufficiently alleged that Trustee Defendants are "interested" to excuse demand. *Seminaris*, 662 A.2d at 1354 (citing *Aronson*, 473 A.2d at 815). Although Plaintiffs assert that the Trustee Defendants "allowed the excessive fees to be charged and shareholder investments to be used for improper purposes such as kickbacks to brokers" (Compl. ¶ 152), a claim relating to lack of director oversight is "possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a judgment." *Wilson* v. *Tully*, 243 A.D.2d 229, 234, 676 N.Y.S.2d 531, 535 (1st Dep't 1998) (citing *In re Caremark Int'l Inc. Derivative Litig.*, 698 A.2d 959, 967 (Del. Ch. 1996)); *accord Rattner* v. *Bidzos*, No. Civ. A. 19700, 2003 WL 22284323, at *12 (Del. Ch. Sept. 30, 2003). "[O]nly a sustained or systematic failure of the Board to exercise oversight — such as an utter failure to attempt to assure a reasonable information and reporting system exists — will establish the lack of good faith that is a necessary condition to liability." *In re Caremark Int'l Inc. Derivative Litig.*, 698 A.2d at 971. Without asserting any facts, Plaintiffs merely conclude that the Trustee Defendants "ignored or failed to review written reports of the amounts expended" pursuant to the Funds'

Rule 12b-1 Plan and the information relating to agreements entered into pursuant to such plan. (Compl. ¶ 111.) This conclusory allegation does not support a claim of systematic failure of Board oversight.

b. The Board Is Independent.

To "raise a reasonable doubt of director independence," Plaintiffs must "allege with particularity that the [Trustees] were dominated or otherwise controlled by an individual or entity interested in the transaction." *Grobow*, 539 A.2d at 189 (citing *Aronson*, 473 A.2d at 815-16). To ensure the independence of the Board, all of the Trustee Defendants were elected by the Fund shareholders on December 16, 2002 (Klapper Decl. Ex. 9 at 45),[19] as required by the ICA. Indeed, the ICA expressly presumes that non-employee directors or trustees, like the outside Trustee Defendants, are not "controlled" persons. *Verkouteren* v. *Blackrock Fin. Mgmt., Inc.*, 37 F. Supp. 2d 256, 258-59 (S.D.N.Y. 1999) (citing 15 U.S.C. § 80a-2(a)(9)); *see also Migdal*, 248 F.3d at 329-30. Instead of alleging any particularized facts to rebut this presumption, Plaintiffs state in conclusory fashion that:

> [E]ach of the Trustee/Officer Defendants was appointed by, and serves at the pleasure of, the Investment Adviser Defendants. Each of the Trustee/Officer Defendants is controlled by and beholden to the Investment Adviser Defendants for his or her positions and substantial compensation as Trustee/Officers.

(Compl. ¶ 149.) To demonstrate lack of independence, it is insufficient "to charge that a director was nominated by or elected at the behest of those controlling the outcome of a corporate election." *Aronson*, 473 A.2d at 816; *see also White*, 793 A.2d at 366 ("[Chairman-CEO's] involvement in selecting each of the directors is insufficient . . . ."); *Verkouteren*,

---

[19] Attached as Exhibit 9 to the Klapper Decl. are excerpts of the Annual Report of the Goldman Sachs Asset Allocation Portfolios, dated December 31, 2002.

37 F. Supp. 2d at 260 (allegation that adviser defendant "initially appointed each of the directors . . . merely states a fact common to all funds"). Even if the Trustee Defendants had been appointed by the Investment Adviser Defendants, this fact alone would not be enough to undermine their independence. Plaintiffs have therefore failed to raise a reasonable doubt that the Board is independent.

2. *Plaintiffs Have Failed To Allege Particularized Facts Sufficient To Raise a Reasonable Doubt that the Board's Action Was a Valid Exercise of Its Business Judgment.*

Plaintiffs also fail to allege particularized facts that create "a reasonable doubt that 'the challenged transaction was otherwise the product of a valid exercise of business judgment.'" *Brehm*, 746 A.2d at 256 (quoting *Aronson*, 473 A.2d at 814). Plaintiffs "face[] a substantial burden, as the second prong of the *Aronson* test is directed to extreme cases in which despite the appearance of independence and disinterest a decision is so extreme or curious as to itself raise a legitimate ground to justify further inquiry and judicial review." *Greenwald* v. *Batterson*, No. 16475, 1999 WL 596276, at *7 (Del. Ch. July 26, 1999) (internal quotation marks omitted).

There is nothing "so extreme or curious" here: the challenged transaction — approval of advisory and Rule 12b-1 fees, advisory agreements, and prospectuses — is a necessary and ordinary corporate action by the Board of Trustees that is wholly consistent with the Board's duties to oversee business operations and the Funds' service providers. (Klapper Decl. Ex. 2 at B-49.) Moreover, Rule 12b-1 expressly requires that the Board review written plans regarding Rule 12b-1 fees. And those plans are commonplace for funds and an integral part of marketing efforts on their behalf. In short, there is nothing out of the ordinary, much less "extreme or curious," about these plans or their approval.

Plaintiffs do not allege that any of the Trustee Defendants personally and directly benefited from his or her decision to approve the advisory and Rule 12b-1 fees or the allegedly excessive brokerage commissions. Plaintiffs also do not allege that any of the Trustee Defendants had any connection whatsoever with the brokerage firms receiving the allegedly improper payments, or that any of them directed that any information be omitted from or misrepresented in filings. Plaintiffs' conclusory allegation that the Board "knowingly participated in, approved, and/or recklessly disregarded the wrongs complained of" (Compl. ¶ 151) cannot overcome the strong presumption that the Board is entitled to the protections of the business judgment rule, and therefore demand cannot be excused. *See Benerofe* v. *Cha*, C.A. No. 14614, 1996 WL 535405, at *8 (Del. Ch. Sept. 12, 1996) ("complaint must demonstrate particularized facts" that "no person of ordinary sound business judgment" would approve transaction) (citing *Grobow*, 539 A.2d at 189).[20/]

Because Plaintiffs have failed to satisfy the *Aronson* test, they are without standing to bring their Section 215 claim derivatively. The claim should be dismissed for failure to bring a pre-suit demand.

[20/] Plaintiffs' conclusory allegation that the "increase in fees while the net asset value of the [Goldman Sachs Strategic Growth Fund] fell was a red flag that the Trustee/Officer Defendants knowingly or recklessly disregarded" (Compl. ¶¶ 109, 111) also does not overcome the business judgment rule. Plaintiffs do not explain why this alleged increase in fees was a "red flag," or how an allegation with respect to only a single Fund (out of 64) was a "red flag." In fact, the net asset value of this Fund <u>increased</u> from 1999 to 2000 and from 2002 to 2003. (Prospectus for the Goldman Sachs Strategic Growth Fund at 123, dated Dec. 23, 2003, excerpts of which are attached as Exhibit 10 to the Klapper Decl.) Moreover, as described above, *see supra*, at 36-37, Plaintiffs have failed to allege facts supporting a claim of systematic failure of Board oversight. Therefore, Plaintiffs have also failed to allege sufficient facts to state a claim for breach of fiduciary duty against the Trustee Defendants. *See Halpert Enters., Inc.* v. *Harrison*, No. 02 Civ. 9501, 2005 WL 712214, at *6 (S.D.N.Y. Mar. 28, 2005) (under Delaware law, dismissing breach of fiduciary duty claim where plaintiff failed to "plead with particularity what obvious danger signs were ignored or what additional measures the directors should have taken") (internal quotation marks omitted).

B. Plaintiffs Have Failed To Plead Fraud with Particularity as Required by Rule 9(b).

Plaintiffs allege that the Investment Adviser Defendants committed fraud in violation of Section 215 of the IAA by "knowingly and/or recklessly engag[ing] in acts, transactions, practices and courses of business which operated as a fraud upon the Funds," such as by charging improper Rule 12b-1 marketing fees, making "soft dollar" and "shelf space" payments, "charging excessive and improper commission payments used to pay off brokers," and wrongfully inflating their fees. (Compl. ¶¶ 192-93.)

Because Plaintiffs' Section 215 claim is based on allegedly fraudulent conduct, Plaintiffs must plead facts demonstrating fraud with the particularity required by Rule 9(b) of the Federal Rules of Civil Procedure. *See, e.g., Rombach* v. *Chang*, 355 F.3d 164, 171 (2d Cir. 2004) (allegations sounding in fraud must meet the requirements of Rule 9(b)); *In re AOL Time Warner Inc. Sec. & "ERISA" Litig.*, No. 1500, 02 Civ. 5575, 2004 WL 992991, at *11 (S.D.N.Y. May 5, 2004) (repeated use of fraud "buzzwords" sufficient to evoke Rule 9(b)); *Shahidi* v. *Merrill Lynch, Pierce, Fenner & Smith, Inc.*, No. 2:02-CV-483, 2003 WL 21488228, at *2 (M.D. Fla. Apr. 28, 2003) (dismissing Section 215 claim based on purported fraud in violation of Section 206 for failure to plead fraud with particularity under Rule 9(b)).

To satisfy Rule 9(b), Plaintiffs' Complaint "must adequately specify the statements it claims were false or misleading, give particulars as to the respects in which plaintiff contends the statements were fraudulent, state when and where the statements were made, and identify those responsible for the statements." *Krouner*, 1997 WL 452021, at *3 (internal quotation marks omitted). Here, the Complaint fails to specify either the knowledge

or conduct of the Investment Adviser Defendants, and instead refers only to other mutual funds that the SEC and other regulators have cited for other improper conduct. (Compl. ¶¶ 73, 84, 97-102.) The Complaint also makes assertions about brokers who allegedly "pushed Goldman Sachs Funds on unwitting clients solely because they received improper incentives from Goldman Sachs to do so, not because such funds were in the best interests of the investors" (Compl. ¶ 66) (referring to Edward D. Jones), without specific factual allegations concerning what the Investment Adviser Defendants knew about the brokers' allegedly improper conduct.

Most importantly, although Plaintiffs' claim of fraudulent conduct is premised on the allegation that the Investment Adviser Defendants improperly used assets of the Funds to make "shelf space" and "revenue sharing" payments to brokers, Plaintiffs have failed to cite any facts to support this central allegation, which is contradicted by the Funds' Prospectus and SAI. (Klapper Decl. Ex. 1 at 78; Ex. 2 at B-111 to B-112.) Plaintiffs cannot remedy this defect by merely labeling the fees and payments disclosed in the Funds' prospectuses as "kickbacks" (Compl. ¶¶ 2, 152), "excessive" (Compl. ¶¶ 3-5, 95), "improper" (Compl. ¶ 72), an effort to "push" the Goldman Sachs Funds (Compl. ¶¶ 59, 62-65, 70, 78), and as part of a "quid pro quo" arrangement (Compl. ¶¶ 58, 67). *See, e.g.*, *Jeanette Coquette Co.* v. *Hartford Fire Ins. Co.*, No. 93 CIV. 4418, 1995 WL 363864, at *4 (S.D.N.Y. June 19, 1995) (allegations insufficient where party "simply label[ed] particular activities as fraudulent,

without providing any explanation for why [the party] deem[ed] them so"). Plaintiffs must plead facts, not apply labels, to satisfy Rule 9(b).[21]

VI. PLAINTIFFS' STATE LAW CLAIMS ARE PREEMPTED BY SLUSA.

As described in Section II, Plaintiffs' failure to bring their state law claims derivatively on behalf of the Goldman Sachs Funds requires dismissal of those claims. If the Court determines that any of these claims are not derivative claims, all of Plaintiffs' state law claims (Counts VI-VIII) should be dismissed for the additional reason that they would be class action claims preempted by the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), Pub. L. No. 105-353, 112 Stat. 3227 (codified as amended at 15 U.S.C. §§ 77p, 78bb).

In enacting SLUSA, Congress intended to close a "loophole" in the pleading requirements of the Private Securities Litigation Reform Act of 1995 by "prevent[ing] plaintiffs from seeking to evade the protections that Federal law provides against abusive litigation" through filing claims under state law. *Dabit* v. *Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 33, 41 (2d Cir. 2005) (internal quotation marks omitted). Congress accomplished this by "requiring the immediate dismissal" of lawsuits "covered" under SLUSA. *Riley* v. *Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1341

---

[21] Plaintiffs' Section 215 claim is also deficient because they have not alleged that the advisory agreements violate the IAA. Plaintiffs instead allege that the payments pursuant to the agreements were excessive and improper. As stated above, advisory fees are calculated as a percentage of Fund assets under management. Absent any allegations that the investment advisory agreements themselves are unlawful, Plaintiffs have failed to state a claim under Section 215. *See, e.g.*, *Zerman* v. *Jacobs*, 510 F. Supp. 132, 135 (S.D.N.Y. 1981) ("only unlawful contracts may be rescinded, not unlawful transactions made pursuant to lawful contracts" under Section 29(b) of the Exchange Act, a provision that is substantially the same as Section 215 of the IAA), *aff'd*, 672 F.2d 901 (2d Cir. 1981); *Slomiak* v. *Bear Stearns & Co.*, 597 F. Supp. 676, 681-82 (S.D.N.Y. 1984) (same).

(11th Cir. 2002). SLUSA "stands as an express exception to the well-pleaded complaint rule, and its preemptive force cannot be circumvented by artful drafting." *Rowinski* v. *Salomon Smith Barney Inc.*, 398 F.3d 294, 304 (3d Cir. 2005). The "question" therefore is "not whether a plaintiff pleads or omits certain key words or legal theories, but rather whether a reasonable reading of the complaint evidences allegations" satisfying SLUSA's requirements. *Id.*

SLUSA bars a claim if it (1) is part of a "covered class action," (2) is based on state or local law, (3) concerns a "covered security," and (4) contains an allegation that the defendant misrepresented or omitted a material fact, or employed a manipulative or deceptive device or contrivance, "in connection with the purchase or sale of" that security. *Dabit*, 395 F.3d at 33 (citing *Riley*, 292 F.3d at 1342).

A. SLUSA Applies to Plaintiffs' State Law Claims.

If Plaintiffs' state law claims are truly direct claims, SLUSA's first three conditions are clearly satisfied here. A "covered class action" under SLUSA involves a lawsuit in which "damages are sought on behalf of more than 50 persons or prospective class members . . . ." 15 U.S.C. § 78bb(f)(5)(B)(i)(I). Plaintiffs purport to bring their class action claims on behalf of a nationwide class of shareholders covering a period spanning more than four years. (Compl. ¶ 142.) Likewise, there is no question that Counts VI through VIII for breaches of fiduciary duty and unjust enrichment are state law claims. Nor can there be any doubt that the Fund shares at issue are "covered" securities, which include those "securit[ies] issued by an investment company that is registered, or that has filed a registration statement, under the [ICA]," such as the Funds. 15 U.S.C. §§ 77p(f)(3), 77r(b)(2).

Although SLUSA does not define the phrase "in connection with" as used in the fourth condition, the Second Circuit has interpreted this phrase consistent with the interpretation of that phrase in the context of Section 10(b) of the Securities Exchange Act of 1934, 15 U.S.C. § 78j(b) (2005), and Rule 10b-5 promulgated thereunder. *See Dabit*, 395 F.3d at 34. Under Section 10(b), a transaction is considered sufficiently connected to the purchase or sale of securities if the plaintiff demonstrates "an injury as a result of deceptive practices 'touching' its purchase or sale of securities." *In re Ames Dep't Stores Inc. Stock Litig.*, 991 F.2d 953, 964 (2d Cir. 1993) (citing *Superintendent of Ins. of N.Y.* v. *Bankers Life & Cas. Co.*, 404 U.S. 6, 12-13 (1971)). "Whether or not a misrepresentation is made 'in connection' with the purchase or sale of security is to be broadly construed." *In re Worldcom, Inc. ERISA Litig.*, 263 F. Supp. 2d 745, 771 (S.D.N.Y. 2003).

Plaintiffs face an irresolvable dilemma in their effort to avoid the fourth SLUSA condition, and hence preemption of their state law claims. On the one hand, if the "wrongdoing complained of" in their breach of fiduciary duty claims is "limited to the wrongful payment of excessive fees and commissions, without regard to any deception" (Compl. ¶¶ 196, 200), then those claims plainly allege an injury to the Funds rather than the Funds' shareholders, and should have been brought as shareholder derivative claims. *See supra*, at Section II. On the other hand, if the gravamen of Plaintiffs' state law claims (Counts VI-VIII) is that Defendants entered into "shelf space" agreements "whereby they made undisclosed and improper payments to brokerages," which allegedly resulted in biased investment advice from brokers that induced Plaintiffs to purchase shares in the Funds (Compl. ¶¶ 2, 3), then their claims are preempted by SLUSA because they are plainly based

on alleged misrepresentations or omissions "in connection with the purchase or sale of" a security.

B. Plaintiffs Cannot Avoid Preemption by Artfully Pleading the "Misrepresentation" Requirement.

The Complaint is replete with allegations of misrepresentations and omissions incorporated by reference in Counts VI, VII and VIII. Plaintiffs assert, for example, that Defendants made "veiled payments" in exchange for brokers steering "unknowing investors into the Goldman Sachs Funds," that the "truth" about "revenue sharing" arrangements was "concealed," that "excessive commissions" were "not disclosed," that Plaintiffs were "deceived" because the "return on investment was reduced by the wrongful payments," and that Defendants permitted "unauthorized payments in exchange for 'shelf space'" and benefited from the "excessive and improper fees they charged and received from Plaintiffs." (Compl. ¶¶ 55, 79, 113, 161, 202, 205.)

Plaintiffs' attempt to avoid SLUSA by artfully pleading that their state law claims do not rely on deception (Compl. ¶¶ 196, 200) fails because only through their allegations of deception can Plaintiffs allege a direct harm — the purchase and holding of Fund shares. SLUSA preempts state law claims for breach of fiduciary duty and unjust enrichment based on alleged misrepresentations or omissions in connection with the purchase of a security. *See Korsinsky* v. *Salomon Smith Barney Inc.*, No. 01 Civ. 6085, 2002 WL 27775 (S.D.N.Y. Jan. 10, 2002) (breach of fiduciary duty claim preempted under SLUSA); *Kingdom 5-KR-41, Ltd.* v. *Star Cruises PLC*, Nos. 01 Civ. 2946, 7670, 2004 WL 444554 (S.D.N.Y. Mar. 10, 2004) (unjust enrichment claim preempted under SLUSA). Plaintiffs'

allegations in Counts VI through VIII readily satisfy the "misrepresentation or omission" requirement.

C. Plaintiffs Cannot Avoid Preemption by Artfully Pleading the "In Connection with a Purchase or Sale" Requirement.

Although the reach of the "in connection with" language is broad under Section 10(b), private litigants may only bring an action under Section 10(b) if they are purchasers or sellers of the securities in question. *See Blue Chip Stamps* v. *Manor Drug Stores*, 421 U.S. 723 (1975). In *Dabit*, the Second Circuit held that the "purchaser-seller rule affirmed in *Blue Chip* applies to the construction of 'in connection with' under SLUSA." 395 F.3d at 51. "[I]n enacting SLUSA Congress sought only to ensure that class actions brought by plaintiffs who satisfy the *Blue Chip* purchaser-seller rule are subject to the federal securities laws," and therefore an action must allege a purchase or sale of covered securities to be preempted under SLUSA. *Id.* at 43. Hence, SLUSA does not preempt so-called "holding claims," where a plaintiff purchased a security independent of any misrepresentation but was induced to retain it by a material misrepresentation or omission. *See id.* at 44.

Plaintiffs attempt to circumvent SLUSA by asserting such a so-called "holding claim." Looking "beyond the face of the complaint to analyze the substance of the allegations," *id.* at 34, Plaintiffs' allegations regarding alleged "kickbacks" paid to brokerage firms plainly hinge on misrepresentations or omissions at the time of purchase and therefore satisfy SLUSA's "in connection with a purchase" requirement:

> These incentives created a conflict of interest and caused brokers <u>to steer clients to Goldman Sachs Funds</u> regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty.

(Compl. ¶ 94 (emphasis added).) The Complaint repeatedly alleges that brokers receiving "shelf space" payments "pushed," "steered," or "directed" their clients — including Plaintiffs and members of the putative class — into the Goldman Sachs Funds. (Compl. ¶¶ 1-4, 58, 64, 66, 70, 73, 75, 94, 115, 129.) According to Plaintiffs' own theory of the case, Defendants' misrepresentations and omissions induced Plaintiffs to purchase shares of the Goldman Sachs Funds. *Atencio* v. *Smith Barney, Citigroup Inc.*, No. 04 Civ. 5653, 2005 WL 267556 (S.D.N.Y. Feb. 2, 2005), is on point. In that case, plaintiff asserted breach of fiduciary duty and unjust enrichment claims against a broker-dealer and its affiliates, alleging that defendants "surreptitiously collected kickbacks from certain mutual fund groups" and in exchange "steer[ed]" plaintiff to those fund families. *Id.* at *1, 5. In dismissing the complaint, the court noted that plaintiff's allegation that "kickbacks caused defendants to steer class members to certain funds" was "inextricably related to their purchases of shares of those funds," and therefore held that plaintiff's complaint was preempted under SLUSA. *Id.* at *6. Because Plaintiffs' state law claims are based on similar allegations, they also are preempted under SLUSA.[22/]

Furthermore, Plaintiffs assert that the Fund prospectuses were disseminated "to Plaintiffs and the Class at the time of sale," and that such prospectuses were "materially false and misleading." (Compl. ¶¶ 123, 158.) Where, as here, "material misrepresentations are disseminated to the public in a medium upon which a reasonable investor would rely," the "in

---

[22/] In addition, the prospectuses make clear that all dividends paid by the Funds will be reinvested unless the investor explicitly opts to receive distributions instead. (Klapper Decl. Ex. 1 at 57.) Hence, most of the members of the putative class likely reinvested dividends during the proposed Class Period. Shareholders who reinvest dividends are "purchasers." *See Deutschman* v. *Beneficial Corp.*, 761 F. Supp. 1080, 1087 (D. Del. 1991); *In re Consumers Power Co. Sec. Litig.*, 105 F.R.D. 583, 599 (E.D. Mich. 1985).

connection with a purchase or sale" requirement is satisfied. *Rowinski*, 398 F.3d at 301 (internal quotation marks omitted). Because Plaintiffs' allegations satisfy all the requirements of SLUSA, Counts VI through VIII are preempted and should therefore be dismissed.[23]

VII. PLAINTIFFS HAVE FAILED TO STATE A CLAIM OF UNJUST ENRICHMENT AGAINST THE TRUSTEE/OFFICER DEFENDANTS.

In Count VIII of the Complaint, Plaintiffs claim that all Defendants were unjustly enriched because they "benefited from their unlawful acts through the excessive and improper fees they charged and received from Plaintiffs." (Compl. ¶ 205.) Plaintiffs' claim against the Trustee/Officer Defendants fails, however, because Plaintiffs have failed to allege that those Defendants received any of the advisory fees, Rule 12b-1 fees, "soft dollars," "revenue sharing" payments or allegedly excessive commissions that are the subjects of Plaintiffs' Complaint. Moreover, the Trustee Defendants receive an annual flat fee for their services plus additional fees and expenses for attending meetings. (Klapper Decl. Ex. 2 at B-57.) Their compensation is thus not based on the Funds' assets or any of the allegedly improper arrangements alleged in the Complaint.

[23] Moreover, in *Dabit*, the Second Circuit held that "when the class definition includes persons with SLUSA-preempted claims and does not permit the court to distinguish any non-preempted subclass, SLUSA requires that the claim be dismissed." 395 F.3d at 47; *see also Hardy* v. *Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 189 F. Supp. 2d 14, 19 (S.D.N.Y. 2001) (NRB). Therefore, in order to avoid SLUSA preemption, Plaintiffs must define a class that includes only persons who were induced to hold a covered security by virtue of Defendants' alleged misrepresentations and omissions. *See Kircher* v. *Putnam Funds Trust*, Nos. 04-1495 *et al.*, 2005 WL 757255, at *3 (7th Cir. Apr. 5, 2005) (applying SLUSA preemption where class defined "as investors who held shares of a given mutual fund between two specified dates"). Plaintiffs have failed to do so here. (Compl. ¶¶ 1, 142.) In fact, two of the named Plaintiffs apparently sold their shares during the Class Period. (Compl. ¶¶ 16, 17.) Plaintiffs' state law class action claims should therefore be dismissed. Because Plaintiffs were expressly provided the opportunity to amend their Complaint to comply with *Dabit*, but failed to do so, the dismissal should be with prejudice.

New York law requires a showing that a defendant was enriched to establish an unjust enrichment claim. *See, e.g.*, *Briarpatch Ltd., L.P.* v. *Phoenix Pictures, Inc.*, 373 F.3d 296, 306 (2d Cir. 2004) (enrichment an element of an unjust enrichment claim); *Indyk* v. *Habib Bank Ltd.*, 694 F.2d 54, 57 (2d Cir. 1982) ("To offset on a theory of unjust enrichment, there must first be enrichment."); *Bavaria Int'l Aircraft Leasing GmbH* v. *Clayton, Dubilier & Rice, Inc.*, No. 03 Civ. 0377, 2003 WL 21767739, at *2 (S.D.N.Y. July 30, 2003) (NRB) ("New York law is clear that a claim for unjust enrichment requires a plaintiff to allege that the defendant has already been enriched.") (internal quotation marks omitted).

Where, as here, Plaintiffs do not allege that the Trustee/Officer Defendants actually received the alleged benefit — the excessive advisory and Rule 12b-1 fees — the unjust enrichment claim must be dismissed. *See Kaye* v. *Grossman*, 202 F.3d 611, 616 (2d Cir. 2000) ("specific and direct benefit necessary to support an unjust enrichment claim"); *Bavaria Int'l Aircraft Leasing GmbH*, 2003 WL 21767739, at *2 (failure to allege that defendants ever had possession of plaintiff's deposit was grounds for dismissal of an unjust enrichment claim).

CONCLUSION

For the foregoing reasons, Plaintiffs' Second Amended Consolidated Class Action Complaint should be dismissed in its entirety with prejudice.[24]

Dated: New York, New York
May 2, 2005

Respectfully Submitted,

DECHERT LLP

/s/ David S. Hoffner
David S. Hoffner (DH 1462)
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

Counsel for Defendant Gary D. Black

DRINKER BIDDLE & REATH LLP

/s/ Charles D. Donohue, Jr.
Charles D. Donohue, Jr. (CD 5165)
140 Broadway, 39th Floor
New York, New York 10005
(212) 248-3140

Of Counsel:
Alfred W. Putnam, Jr.
Michael W. McTigue, Jr.
DRINKER BIDDLE & REATH LLP
One Logan Square
18th & Cherry Street
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700

Counsel for Defendants Ashok N. Bakhru, Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, Richard P. Strubel, Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust, and the Goldman Sachs Funds as Identified at Exhibit A of Plaintiffs' Complaint

SULLIVAN & CROMWELL LLP

/s/ Richard H. Klapper
Gandolfo V. DiBlasi (GD 5913)
Richard H. Klapper (RK 0069)
Maite Aquino (MA 0030)
Sharon L. Nelles (SN 3177)
125 Broad Street
New York, New York 10004
(212) 558-4000

Counsel for Defendants The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., Goldman Sachs Asset Management International, Goldman, Sachs & Co., James McNamara, Alan A. Shuch, Kaysie P. Uniacke, John M. Perlowski, Philip V. Giuca, Jr., Peter Fortner, Kenneth G. Curran, James A. Fitzpatrick, Jesse Cole, Kerry K. Daniels, Mary F. Hoppa, Christopher Keller, Howard B. Surloff, Dave Fishman, Danny Burke, Elizabeth D. Anderson, and Amy E. Curran

---

[24] If the Court dismisses only Plaintiffs' claims under the ICA and IAA, the Court should decline to exercise supplemental jurisdiction over their state law claims. *See Friedman* v. *Salomon/Smith Barney, Inc.*, No. 98 Civ. 5990, 2000 WL 1804719, at *12 (S.D.N.Y. Dec. 8, 2000) (declining to exercise supplemental jurisdiction over plaintiff's state law claim for breach of fiduciary duty).

CERTIFICATE OF SERVICE

I hereby certify that I am admitted to the Bar of this Court and that, on May 2, 2005, a true copy of the MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT, dated May 2, 2005, was served by hand on Steven G. Schulman, Esq., Milberg Weiss Bershad & Schulman LLP, One Pennsylvania Plaza, New York, New York, 10119.

/s/ Suhana S. Han
Suhana S. Han (SH 2407)
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re GOLDMAN SACHS MUTUAL FUNDS FEE LITIGATION	MASTER FILE: 04-cv-2567 (NRB)

REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT

DECHERT LLP
David S. Hoffner (DH 1462)
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

Counsel for Defendant Gary D. Black

DRINKER BIDDLE & REATH LLP
Alfred W. Putnam, Jr.
Michael W. McTigue Jr. (MM 0129)
One Logan Square
18th & Cherry Street
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700

Counsel for Defendants Ashok N. Bakhru, Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, Richard P. Strubel, Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust, and the Goldman Sachs Funds as Identified at Exhibit A of Plaintiffs' Complaint

SULLIVAN & CROMWELL LLP
Gandolfo V. DiBlasi (GD 5913)
Richard H. Klapper (RK 0069)
Maite Aquino (MA 0030)
Sharon L. Nelles (SN 3177)
125 Broad Street
New York, New York 10004
(212) 558-4000

Counsel for Defendants The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., Goldman Sachs Asset Management International, Goldman, Sachs & Co., James McNamara, Alan A. Shuch, Kaysie P. Uniacke, John M. Perlowski, Philip V. Giuca, Jr., Peter Fortner, Kenneth G. Curran, James A. Fitzpatrick, Jesse Cole, Kerry K. Daniels, Mary F. Hoppa, Christopher Keller, Howard B. Surloff, Dave Fishman, Danny Burke, Elizabeth D. Anderson, and Amy E. Curran

July 14, 2005

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES iii

PRELIMINARY STATEMENT 1

ARGUMENT 3

I. COUNTS I AND II OF THE COMPLAINT MUST BE DISMISSED BECAUSE NO PRIVATE RIGHTS OF ACTION EXIST UNDER SECTIONS 34(b) AND 36(a) OF THE ICA. 3

A. Olmsted Controls. 3

B. The Text of Sections 34(b) and 36(a) of the ICA Does Not Support the Existence of Private Rights of Action. 5

C. The Cases Cited by Plaintiffs Belong to the "Ancien Regime." 7

II. PLAINTIFFS' FAILURE TO BRING THEIR SECTIONS 34(b) AND 36(a) CLAIMS AND THEIR STATE LAW CLAIMS DERIVATIVELY REQUIRES DISMISSAL. 8

III. PLAINTIFFS HAVE FAILED TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA. 12

A. Plaintiffs' Section 36(b) Claim Against the Trustee/Officer Defendants Should Be Dismissed. 12

B. Plaintiffs' Section 36(b) Claim Against the Investment Adviser and Distributor Defendants Should Be Dismissed. 13

IV. PLAINTIFFS HAVE FAILED TO STATE A CLAIM UNDER SECTION 48(a) OF THE ICA. 16

V. PLAINTIFFS HAVE NOT STATED A DERIVATIVE CLAIM UNDER SECTION 215 OF THE IAA, BECAUSE THEY HAVE FAILED TO MAKE A DEMAND ON THE FUND BOARD OR PLEAD FRAUD WITH PARTICULARITY. 17

A. Plaintiffs Have Failed To Demonstrate that Demand on the Board Would Be Futile. 17

B. Plaintiffs Have Failed To Plead Fraud with Particularity as Required by Rule 9(b). 20

VI. PLAINTIFFS' STATE LAW CLAIMS ARE PREEMPTED BY SLUSA. 21

VII. PLAINTIFFS HAVE FAILED TO STATE A CLAIM OF UNJUST ENRICHMENT AGAINST THE TRUSTEE/OFFICER DEFENDANTS. 24

CONCLUSION 25

TABLE OF AUTHORITIES

Page(s)

Federal Cases

Alexander v. *Sandoval*,
532 U.S. 275 (2001) 2, 5, 6, 7

Antigenics, Inc. v. *U.S. Bancorp Piper Jaffray, Inc.*,
No. 03 Civ. 0971, 2004 WL 51224 (S.D.N.Y. Jan. 9, 2004) 21

Atencio v. *Smith Barney, Citigroup Inc.*,
No. 04 Civ. 5653, 2005 WL 267556 (S.D.N.Y. Feb. 2, 2005) 23

Bavaria Int'l Aircraft Leasing GmbH v. *Clayton, Dubilier & Rice, Inc.*,
No. 03 Civ. 0377, 2003 WL 21767739 (S.D.N.Y. July 30, 2003) 24

Bangkok Crafts Corp. v. *Capitolo di San Pietro in Vaticano*,
331 F. Supp. 2d 247 (S.D.N.Y. 2004) 24-25

Cannon v. *Univ. of Chicago*,
441 U.S. 677 (1979) 4, 5

Central Bank of Denver, N.A. v. *First Interstate Bank of Denver, N.A.*,
511 U.S. 164 (1994) 5

Chamberlain v. *Aberdeen Asset Mgmt. Ltd.*,
No. 02 CV 5870, 2005 WL 195520 (E.D.N.Y. Jan. 21, 2005) 3, 6

Chamberlain v. *Aberdeen Asset Mgmt. Ltd.*,
No. 02 CV 5870, 2005 WL 1378757 (E.D.N.Y. Apr. 12, 2005) 4

Fink v. *Komansky*,
No. 03 CV 0388, 2004 WL 2813166 (S.D.N.Y. Dec. 8, 2004) 18

Fogel v. *Chestnutt*,
668 F.2d 100 (2d Cir. 1981) 8

Friedl v. *City of New York*,
210 F.3d 79 (2d Cir. 2000) 13

Gartenberg v. *Merrill Lynch Asset Mgmt., Inc.*,
694 F.2d 923 (2d Cir. 1982) 13

Gonzaga Univ. v. *Doe*,
536 U.S. 273 (2002) 5

Green v. *Fund Asset Mgmt., L.P.*,
147 F. Supp. 2d 318 (D.N.J. 2001) 12, 13

Green v. *Nuveen Advisory Corp.*,
186 F.R.D. 486 (N.D. Ill. 1999) 9

ING Principal Prot. Funds Derivative Litig.,
369 F. Supp. 2d 163 (D. Mass. 2005)....................13, 15

In re Blech Sec. Litig.,
928 F. Supp. 1279 (S.D.N.Y. 1996) 21

In re Blech Sec. Litig.,
961 F. Supp. 569 (S.D.N.Y. 1997) 21

In re ML-Lee Acquisition Fund Sec. Litig.,
848 F. Supp. 527 (D. Del. 1994) 7

In re Nuveen Fund Litig.,
No. 94-C-360, 1996 U.S. Dist. LEXIS 8071 (N.D. Ill. June 11, 1996)....................7

In re Oxford Health Plans, Inc.,
187 F.R.D. 133 (S.D.N.Y. 1999)....................19

In re Oxford Health Plans, Inc.,
192 F.R.D. 111 (S.D.N.Y. 2000)....................19, 20

In re Sterling Foster & Co. Sec. Litig.,
222 F. Supp. 2d 216 (E.D.N.Y. 2002)....................21

Jackson v. *Birmingham Bd. of Educ.*,
125 S. Ct. 1497 (2005)....................2, 4, 5

Jerozal v. *Cash Reserve Mgmt., Inc.*,
No. 81 Civ. 1569, 1982 WL 1363 (S.D.N.Y. Aug. 10, 1982)....................12

Kauffman v. *The Dreyfus Fund, Inc.*,
434 F.2d 727 (3d Cir. 1970) 11

Kaye v. *Grossman*,
202 F.3d 611 (2d Cir. 2000) 24

Kircher v. *Putnam Funds Trust*,
403 F.3d 478 (7th Cir. 2005) 23

Krouner v. *The Am. Heritage Fund, Inc.*,
No. 94 CIV. 7213, 1997 WL 452021 (S.D.N.Y. Aug. 6, 1997)....................9

Langner v. *Brown*,
913 F. Supp. 260 (S.D.N.Y. 1996) 19

Levy v. *Alliance Capital Mgmt. L.P.*,
No. 97 Civ. 4672, 1998 WL 744005 (S.D.N.Y. Oct. 26, 1998) 12

Luce v. *Edelstein*,
802 F.2d 49 (2d Cir. 1986) 21

meVC Draper Fisher Jurvetson Fund I v. *Millennium Partners, L.P.*,
260 F. Supp. 2d 616 (S.D.N.Y. 2003) 6

Meyer v. *Oppenheimer Mgmt. Corp.*,
895 F.2d 861 (2d Cir. 1990) 13

Migdal v. *Rowe Price-Fleming Int'l, Inc.*,
248 F.3d 321 (4th Cir. 2001) 13, 16

Mutchka v. *Harris*,
No. SACV 05-34 JVS, 2005 WL 1414304 (C.D. Cal. June 8, 2005) 4, 11, 16

Norman v. *Salomon Smith Barney Inc.*,
350 F. Supp. 2d 382 (S.D.N.Y. 2004) 21

Olmsted v. *Pruco Life Ins. Co. of N.J.*,
283 F.3d 429 (2d Cir. 2002) .... *passim*

Rohrbaugh v. *Inv. Co. Inst.*,
Civ. A. No. 00-1237, 2002 WL 31100821 (D.D.C. July 2, 2002) 16

Rowinski v. *Salomon Smith Barney, Inc.*,
398 F.3d 294 (3d Cir. 2005) 23

Strigliabotti v. *Franklin Res., Inc.*,
No. C 04-00883, 2005 WL 645529 (N.D. Cal. Mar. 7, 2005) 11

Strougo v. *Bassini*,
282 F.3d 162 (2d Cir. 2002) 7, 9, 10

Strougo v. *BEA Assoc.*,
No. 98 CIV. 3725, 1999 WL 147737 (S.D.N.Y. Mar. 18, 1999) 16

Strougo v. *Scudder, Stevens & Clark, Inc.*,
964 F. Supp. 783 (S.D.N.Y. 1997) 7, 19

Wexler v. *Equitable Capital Mgmt. Corp.*,
No. 93 Civ. 3834, 1994 WL 48807 (S.D.N.Y. Feb. 17, 1994) 13

Wicks v. *Putnam Inv. Mgmt., LLC*,
No. Civ. A. 04-10988, 2005 WL 705360 (D. Mass. Mar. 28, 2005) 14

Yampolsky v. *Morgan Stanley Inv. Advisers, Inc.*,
No. 03 Civ. 5710, 2004 WL 1065533 (S.D.N.Y. May 12, 2004) 13

Zerman v. *Jacobs*,
510 F. Supp. 132 (S.D.N.Y. 1981) 21

Zucker v. *AIM Advisors*,
371 F. Supp. 2d 845 (S.D. Tex. 2005) 12

State Cases

Agostino v. *Hicks*,
845 A.2d 1110 (Del. Ch. 2004) 10

Aronson v. *Lewis*,
473 A.2d 805 (Del. 1984) 17

Beam v. *Stewart*,
845 A.2d 1040 (Del. 2004) 25

Brehm v. *Eisner*,
746 A.2d 244 (Del. 2000) 17

FS Parallel Fund L.P. v. *Ergen*,
Civ. A. No. 19853, 2004 WL 3048751 (Del. Ch. Nov. 3, 2004) 9

Good v. *Texaco, Inc.*,
No. 7501, 1985 WL 11536 (Del. Ch. Feb. 19, 1985) 18

Grimes v. *Donald*,
673 A.2d 1207 (Del. 1996) 10

Guttman v. *Huang*,
823 A.2d 492 (Del. Ch. 2003) 18

In re Gen. Motors (Hughes) S'holder Litig.,
No. Civ. A. 20269, 2005 WL 1089021 (Del. Ch. Mar. 7, 2005) 18

In re J.P. Morgan Chase & Co. S'holder Litig.,
No. Civ. A. 531-N, 2005 WL 1076069 (Del. Ch. Apr. 29, 2005) 9

In re Oracle Corp. Derivative Litig.,
824 A.2d 917 (Del. Ch. 2003) 18

In re Syncor Int'l Corp. S'holders Litig.,
857 A.2d 994 (Del. Ch. 2004) 9, 10

Jacobs v. *Yang*,
No. Civ. A. 206-N, 2004 WL 1728521 (Del. Ch. Aug. 2, 2004) 18

Parish v. *Maryland & Virginia Milk Producers Ass'n, Inc.*,
242 A.2d 512 (Md. 1968) 19

Rales v. *Blasband*,
634 A.2d 927 (Del. 1993) 17

Rattner v. *Bidzos*,
No. Civ. A. 19700, 2003 WL 22284323 (Del. Ch. Sept. 30, 2003) 18

Tooley v. *Donaldson, Lufkin, & Jenrette, Inc.*,
845 A.2d 1031 (Del. 2004) 8, 9

Werbowsky v. *Collomb*,
766 A.2d 123 (Md. 2001) 19

White v. *Panic*,
793 A.2d 356 (Del. Ch. 2000) 18

Zimmerman v. *Braddock*,
Civ. A. 18473, 2002 WL 31926608 (Del. Ch. Dec. 20, 2002). 19

Federal Statutes and Rules

15 U.S.C. § 26 6

15 U.S.C. § 80a-33 6

15 U.S.C. § 80a-35 6

15 U.S.C. § 80a-47 16

Fed. R. Civ. P. 9 .... 1, 17

Fed. R. Civ. P. 12 1

Fed. R. Civ. P. 23.1 1

Miscellaneous

Md. Code Ann., Corps. & Ass'ns § 2-405.3(b) (2005) 19

NASD Rule 2830(d) 15

Burton M. Leibert, *Fund Governance*,
Practicing Law Institute, 1056 PLI/Corp. 9 (1998) 19

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re GOLDMAN SACHS MUTUAL FUNDS FEE LITIGATION	MASTER FILE: 04-cv-2567 (NRB)

REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT

Defendants The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P., Goldman Sachs Asset Management International, certain trustees and officers of the Goldman Sachs Funds ("Trustee/Officer Defendants"), and the Goldman Sachs Funds (the "Funds") as nominal defendants (together, the "Defendants") respectfully submit this reply memorandum in further support of their motion, pursuant to Rules 12(b)(6), 23.1, and 9(b) of the Federal Rules of Civil Procedure, to dismiss Plaintiffs' Second Amended Consolidated Class Action Complaint (the "Complaint").[1/]

PRELIMINARY STATEMENT

Plaintiffs' Opposition relies on three equally ineffective tactics. First, Plaintiffs refer to regulatory actions taken against various broker-dealers, investment advisers and distributors of mutual funds, but not Defendants, and assert that Defendants' actions were therefore improper. (Opp. at 2-7.) The actions of the Defendants here, however, not those of other entities, are at issue in this case, and Plaintiffs identify no regulatory actions criticizing the Defendants' mutual fund practices. Plaintiffs' diversionary references to regulatory actions against others therefore do nothing to cure the deficiencies in their claims in this action.

[1/] Unless otherwise noted, the terms herein are as defined in the Memorandum of Law in Support of Defendants' Motion to Dismiss Plaintiffs' Second Amended Consolidated Class Action Complaint ("Memorandum" or "Def. Br."). Plaintiffs' Memorandum of Law in Opposition is referred to herein as the Opposition ("Opp.").

Second, Plaintiffs respond to the overwhelming precedent since *Alexander* v. *Sandoval*, 532 U.S. 275 (2001), and *Olmsted* v. *Pruco Life Insurance Co.*, 283 F.3d 429 (2d Cir. 2002), that no private right of action exists under either Section 34(b) or Section 36(a) of the Investment Company Act of 1940 ("ICA") by arguing that the Supreme Court's decision in *Jackson* v. *Birmingham Board of Education*, 125 S. Ct. 1497 (2005), reversed or limited the holding in *Sandoval* that, in determining whether a private right of action exists, a court's analysis "begins with the text and structure of the statute and ends once it becomes clear that Congress did not provide a cause of action," 532 U.S. at 289 n.7 (citation omitted). (Opp. at 8-9.) Contrary to Plaintiffs' assertion, Justice O'Connor's majority opinion in *Jackson* goes to great lengths to point out that it is "[i]n step with *Sandoval,*" and merely holds that the conduct at issue in *Jackson* fell "within the statute's prohibition of intentional discrimination" and therefore within the pre-existing private right of action under Title IX of the Education Amendments of 1972. 125 S. Ct. at 1506-07. *Jackson* neither limits nor overrules *Sandoval,* and casts no doubt on the Second Circuit's *Olmsted* decision or the cases applying its reasoning.

Third, Plaintiffs attempt to repair the deficiencies in their allegations by resort to broad, conclusory assertions untethered to fact. On issues as diverse as whether their claims are direct or derivative (Opp. at 15-22), whether advisory or Rule 12b-1 fees are "excessive" (Opp. at 22-34), whether demand on the independent Board of the Goldman Sachs Funds would have been futile (Opp. at 35-39), and whether Plaintiffs have pled fraud with the requisite particularity (Opp. at 40-42), Plaintiffs assert that all they are required to plead are conclusions — such as "direct," "excessive," "futile," or "false or misleading" — with little or no reference to any facts on which they base those conclusions. As shown below, Plaintiffs have failed to provide the requisite factual support for the conclusions they assert, or indeed to address gaps and inconsistencies in their own pleadings.

Plaintiffs have now had three opportunities to plead viable causes of action. They have failed to do so. They should not be given another chance to manufacture claims where none exist.

ARGUMENT

I. COUNTS I AND II OF THE COMPLAINT MUST BE DISMISSED BECAUSE NO PRIVATE RIGHTS OF ACTION EXIST UNDER SECTIONS 34(b) AND 36(a) OF THE ICA.

In their Opposition, Plaintiffs do not dispute that since *Olmsted* was decided, every court in this Circuit to address the issue has declined to find an implied private right of action under any section of the ICA. (Def. Br. at 14.) Nonetheless, Plaintiffs argue that the Supreme Court's decision in *Jackson sub silentio* reversed or undermined this unbroken line of precedents, and otherwise rely on a line of cases expressly rejected by *Olmsted* to support Counts I and II of their Complaint. None of these tactics can counter the overwhelming authority holding that private rights of action do not exist under Sections 34(b) and 36(a) of the ICA. Counts I and II should therefore be dismissed.

A. Olmsted Controls.

Plaintiffs argue that *Olmsted* does not apply here because "it involved different facts and the application of different sections of the ICA." (Opp. at 9 n.9.) Rejecting any attempt to limit *Olmsted* to its facts or to ignore its compelling reasoning, every court that has considered whether an implied private right of action exists under Section 34(b) after *Sandoval* — including two in this district — applied the *Olmsted* analysis to hold that it does not. (Def. Br. at 11-12.) Moreover, courts have relied on *Olmsted* in holding that an implied private right of action does not exist under Section 36(a) either. *See Chamberlain* v. *Aberdeen Asset Mgmt., Ltd.*, No. 02 CV 5870, 2005 WL 195520, at *2 (E.D.N.Y. Jan. 21, 2005) ("[W]hen the analysis mandated by [*Olmsted*] is applied to ICA § 36(a), . . . it is evident that there is no private right

of action . . . ."), *vacated pursuant to settlement*, 2005 WL 1378757 (E.D.N.Y. Apr. 12, 2005). Most recently, "persuaded by the reasoning in *Olmsted*," the court in *Mutchka* v. *Harris*, No. SACV 05-34 JVS, 2005 WL 1414304 (C.D. Cal. June 8, 2005), held that "Congress did not intend to create a private right of action in Section 36(a)." *Id.* at *4.

Indeed, the "fact that *Olmsted* dealt with different sections of the ICA does not detract from the applicability of its statutory analysis here." *Id.* at *4 n.11. All of the factors on which the *Olmsted* court relied in holding that no private right of action exists under Sections 26(f) and 27(i) of the ICA apply equally to Sections 34(b) and 36(a) of that Act. (Def. Br. at 12-15.) Plaintiffs do not (and cannot) dispute any of these key similarities between Sections 34(b) and 36(a) of the ICA and the sections of the ICA examined in *Olmsted*.

Plaintiffs argue instead that *Jackson* "clarified" *Sandoval* (and hence undermined *Olmsted*) by limiting it to the holding that "a private right of action to enforce a statute does not necessarily include a private right of action to enforce regulations promulgated thereunder." (Opp. at 8.) *Jackson* did nothing of the sort. In *Jackson*, the Court held that because the text of Title IX encompasses claims of retaliation, such claims are enforceable under the well-established implied private right of action for violations of Title IX first upheld more than 25 years earlier in *Cannon* v. *University of Chicago*, 441 U.S. 677 (1979). The *Jackson* court made clear that it reached its holding "based on the statute's text" and "[i]n step with *Sandoval*," and that the "statute *itself* contains the necessary prohibition" because retaliation "is another form of intentional sex discrimination encompassed by Title IX's private cause of action." 125 S. Ct. at 1504, 1507 (emphasis in original).

Jackson therefore does not disturb *Sandoval's* holding — followed in *Olmsted*

— that the absence of congressional intent as determined by the "text and structure" of the statute precludes finding an implied private right of action. *See Sandoval*, 532 U.S. at 287-88.[2]

B. The Text of Sections 34(b) and 36(a) of the ICA Does Not Support the Existence of Private Rights of Action.

Plaintiffs also argue that the language of Sections 34(b) and 36(a) of the ICA supports the existence of private rights of action under those sections. Specifically, Plaintiffs claim that "if a statute *discusses* the group of 'individuals [to be] protected,' an implied right of action exists." (Opp. at 9 (emphasis supplied).) Based on this reasoning, Plaintiffs argue that "Congress intended for §§ 34(b) and 36(a) to be ***'for the protection of investors'*** — language that demonstrates that a private right of action exists under §§ 34(b) and 36(a)." (Opp. at 10.)

Plaintiffs' reasoning would open the floodgates to implied private rights of action for violations of countless securities statutes, which are designed at some level to "protect" investors and the marketplace. An implied private right of action exists, by contrast, only where the statutory language includes "explicit rights-creating terms" with an "'*unmistakable focus* on the benefited class.'" *Gonzaga Univ.* v. *Doe*, 536 U.S. 273, 284 (2002) (emphasis in original) (quoting *Cannon*, 441 U.S. at 691). "Discussion" of a class of investors or "investor protection" is not enough. Because Sections 34(b) and 36(a) do not contain any "rights-creating language," no implied private right of action exists under either section.

---

[2] *Sandoval*, *Jackson* and *Central Bank of Denver, N.A.* v. *First Interstate Bank of Denver, N.A.*, 511 U.S. 164 (1994), all dealt with the question whether an existing private right of action covered a claim based on an alleged violation of the statute at issue. In *Sandoval*, 532 U.S. at 285-86, and *Central Bank*, 511 U.S. at 173, the Court held that because the statute did not clearly encompass the alleged violation, no private right of action existed based on that alleged violation. *Jackson* held that retaliation clearly fell within the statute's proscription of intentional discrimination, and therefore claims based on retaliation fell within the private right of action. *See* 125 S. Ct. at 1504. All three cases accepted as common ground that the text of the statute must demonstrate that Congress intended to provide a private right of action, which is the basis for *Olmsted's* analysis. *See Sandoval*, 532 U.S. at 288-89; *Central Bank*, 511 U.S. at 175; *Jackson*, 125 S. Ct. at 1507; and *Olmsted*, 283 F.3d at 432.

Section 34(b) describes conduct prohibited by persons filing registration statements but does not mention "investors" anywhere or include any "rights-creating language." *See* 15 U.S.C. § 80a-33(b) ("It shall be unlawful for any person to make any untrue statement of material fact . . . ."). Section 36(a) expressly authorizes only the SEC to bring an action based on breaches of fiduciary duty. *See* 15 U.S.C. § 80a-35(a) ("The Commission is authorized to bring an action . . . ."). Far from including "rights-creating language," Section 36(a) mentions "investors" only in the context of an action brought by the SEC: "[A] court, in awarding relief after the Securities and Exchange Commission has established its allegations of breach of fiduciary duty, should give 'due regard to the protection of investors and to the effectuation of the policies declared in section 80a-(1)(b) of this title.'" *Chamberlain*, 2005 WL 195520, at *3 (quoting 15 U.S.C. § 80a-35(a)). This mention of investors "create[s] no implication of an intent to confer rights on a particular class of persons." *Olmsted*, 283 F.3d at 433 (concluding no private right of action can be implied where a statute "'focuses on the person regulated rather than the individual protected'" (quoting *Sandoval*, 532 U.S. at 289)).[3/]

Not surprisingly, in light of the actual text of Sections 34(b) and 36(a), Plaintiffs cite to other sections of the ICA in support of their statutory argument. (Opp. at 10-11.) The fact that Plaintiffs are required to "widen [their] search" to include other sections of the ICA defeats their argument: "once one takes into account [another section of the ICA], it is largely impossible to distinguish one operative section of the Act from another for the purposes of the 'focus' inquiry envisioned in *Olmsted* and *Sandoval*." *meVC Draper Fisher Jurvetson Fund I* v. *Millennium Partners, L.P.*, 260 F. Supp. 2d 616, 623 (S.D.N.Y. 2003).

[3/] In *Olmsted*, the court found no "rights-creating language" under Section 26(f) of the ICA, and hence refused to create an implied private right of action, 283 F.3d at 432-33, despite a "discussion" of investors in this section similar to the language in Section 36(a) on which Plaintiffs rely: "The Commission may issue such rules and regulations to carry out paragraph (2)(A) as it determines are necessary or appropriate in the public interest or for the protection of investors." 15 U.S.C. § 26(f)(4).

C. The Cases Cited by Plaintiffs Belong to the "Ancien Regime."

Plaintiffs argue that "additional governing Second Circuit precedent demonstrates a private right of action" under Sections 34(b) and 36(a). (Opp. at 12.) Because Plaintiffs either rely on cases expressly rejected by *Olmsted* or mischaracterize their holdings, this argument fails.

In *Olmsted*, the Second Circuit noted that although "an overwhelming majority of courts interpreting the ICA have recognized implied private rights of action to enforce many of its sections," those cases were decided when "courts had more latitude to weigh statutory policy and other considerations than they do now." 283 F.3d at 434. Indeed, "past decisions reflecting judicial willingness to 'make effective [statutory] purpose' in the context of implied rights of action belong to an '*ancien regime*.'" *Id.* (quoting *Sandoval*, 532 U.S. at 287). Thus, the Second Circuit has made clear that decisions predating *Sandoval* are inconsistent with the Supreme Court's current analysis focusing on legislative intent, as reflected by the text and structure of the statute. Because Plaintiffs rely on cases belonging to the "*ancien regime*,"[4] such cases should not be given any weight in determining whether implied private rights of action exist under Sections 34(b) and 36(a).

Plaintiffs also misstate Second Circuit case law regarding implied private rights of action under the ICA. Contrary to Plaintiffs' assertion, the Second Circuit in *Strougo* v. *Bassini*, 282 F.3d 162 (2d Cir. 2002), did not "reaffirm[] its recognition of an implied private right of action under § 36(a)." (Opp. at 11.) As explained in Defendants' Memorandum (Def.

[4] The cases identified in *Olmsted* that Plaintiffs cite include *Strougo* v. *Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783 (S.D.N.Y. 1997); *In re Nuveen Fund Litig.*, No. 94-C-360, 1996 U.S. Dist. LEXIS 8071 (N.D. Ill. June 11, 1996); and *In re ML-Lee Acquisition Fund Sec. Litig.*, 848 F. Supp. 527 (D. Del. 1994). (Opp. at 12-13.) Notably, Plaintiffs tout the merits of *In re Nuveen Fund Litigation* (Opp. at 12-15), whose analysis of the legislative history of the ICA *Olmsted* expressly rejected. *See Olmsted*, 283 F.3d at 435 ("A report prepared by a House committee on one piece of legislation cannot constitute an 'extraordinary showing' of congressional intent for different legislation passed [at a different time].").

Br. at 15 n.10), the *Strougo* court did not confront the issue of whether a private right of action existed under Section 36(a) and therefore merely assumed that it did for purposes of that holding.[5] Likewise, contrary to Plaintiffs' assertion, the Second Circuit in *Fogel* v. *Chestnutt*, 668 F.2d 100 (2d Cir. 1981), did not "recognize[] that an implied private right of action exists for § 36(a)." (Opp. at 12.) As explained in Defendants' Memorandum (Def. Br. at 14 n.7), the *Fogel* court merely "assumed" the existence of a private right of action under Section 36(a), and recognized that this question had become "more debatable than [the court] or the defendants thought in 1975." 668 F.2d at 105, 112.

In sum, Plaintiffs have failed to cite a single case after *Olmsted* holding that an implied private right of action exists under Sections 34(b) or 36(a) of the ICA. This Court should likewise hold that none exists.

II. PLAINTIFFS' FAILURE TO BRING THEIR SECTIONS 34(b) AND 36(a) CLAIMS AND THEIR STATE LAW CLAIMS DERIVATIVELY REQUIRES DISMISSAL.

Plaintiffs' Opposition fails to identify any alleged injury to shareholders "independent of any alleged injury" to the Goldman Sachs Funds, as required under *Tooley* v. *Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031, 1039 (Del. 2004), to bring a direct action. Indeed, Plaintiffs do not dispute that the Complaint alleges that Fund assets — not Plaintiffs' personal accounts — were used to pay brokers: "skimming Goldman Sachs assets" (Compl. ¶ 89), "taking assets out of the Funds" (Compl. ¶ 169), and "wrongfully extract[ing] assets from the Funds" (Compl. ¶ 192). At most, Plaintiffs' claims under Sections 34(b) and 36(a) of the ICA (assuming an implied private right of action exists), as well as their state law claims for

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[5] Plaintiffs also incorrectly state that *Strougo*'s "amend[ment] on March 11, 2002, after the March 7, 2002 *Olmsted* decision, confirm[s] that courts have recognized implied rights of action under the ICA in light of *Olmsted*." (Opp. at 11 n.11.) While an errata sheet for the *Strougo* opinion was filed on March 11, 2002, none of the corrections relates to private rights of action and therefore such "amend[ment]" does not undermine the controlling authority of *Olmsted*.

breach of fiduciary duty and unjust enrichment, allege only an indirect impact to shareholders in proportion to their pro rata share ownership. Shareholder injury "deriving from diminution of corporate assets" is "quintessentially remediable by shareholders only through a derivative action." *Strougo*, 282 F.3d at 172. Each of Plaintiffs' arguments to the contrary fails.

Plaintiffs argue that their claims are direct because they allege disclosure violations and breaches of fiduciary duty, and seek to "vindicate duties owed to them directly." (Opp. at 20.) The test under Delaware law, however, turns "*solely*" on "who suffered the alleged harm" and "who would receive the benefit of any recovery. . . ." *Tooley*, 845 A.2d at 1033 (emphasis supplied). When the corporation suffers the injury, courts have consistently held that breach of fiduciary duty claims are derivative in nature. *See, e.g., FS Parallel Fund L.P.* v. *Ergen*, Civ. A. No. 19853, 2004 WL 3048751, at *3 (Del. Ch. Nov. 3, 2004) (fiduciary duty claims relating to corporate mismanagement are derivative); *In re Syncor Int'l Corp. S'holder Litig.*, 857 A.2d 994, 998 (Del. Ch. 2004) (breach of fiduciary duty claim based on kickbacks is "entirely derivative in nature"); *Krouner* v. *The Am. Heritage Fund, Inc.*, No. 94 Civ. 7213, 1997 WL 452021, at *2-3 (S.D.N.Y. Aug. 6, 1997) (without addressing whether an implied private right of action exists, court dismissed Section 36(a) breach of fiduciary duty claim for mismanagement and diversion of corporate assets for failure to allege a direct claim under New York law).

Similarly, disclosure claims are derivative in nature where the underlying allegations involve an injury to the corporation. *See In re J.P. Morgan Chase & Co. S'holder Litig.*, No. Civ. A. 531-N, 2005 WL 1076069, at *12 (Del. Ch. Apr. 29, 2005) (allegation of "materially inaccurate or incomplete disclosures" regarding proxy statement was "properly regarded as injury to the corporation"); *see also Green* v. *Nuveen Advisory Corp.*, 186 F.R.D. 486, 489-90 (N.D. Ill. 1999) (without addressing whether an implied private right of action exists and applying Massachusetts and Minnesota law, court held plaintiff could not assert a

direct claim under Section 34(b) of the ICA because injury to shareholders from diminution in share price was not distinct from injury to the fund).[6]

Plaintiffs also cannot prevail by arguing that although Fund assets allegedly were misappropriated, the Funds benefited from additional investments into the Funds. (Opp. at 17.) Under Delaware law, a benefit to the corporation negates neither the direct injury a corporation suffers nor the resultant lack of shareholder standing to bring a direct suit. *See In re Syncor Int'l Corp. S'holder Litig.*, 857 A.2d at 997 ("[A]lthough the immediate effect of the misconduct might have been to benefit [the company] through increased sales and profits, there is no mistaking that the alleged misconduct caused substantial injury to [the company], which became the focus of multiple criminal and civil proceedings.").[7]

Finally, Plaintiffs argue that the "excessive fees and charges" alleged in the Complaint directly impact shareholders by virtue of the structure of mutual funds and the way

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[6] Plaintiffs rely on *Agostino* v. *Hicks*, 845 A.2d 1110 (Del. Ch. 2004), to argue that they may bring a breach of fiduciary duty claim directly because such duty "run[s] to Plaintiffs individually." (Opp. at 16.) *Agostino*, however, expressly rejected Plaintiffs' argument: "[I]n the context of fiduciary duty claims, the focus should be on the nature of the injury," and "[i]n other contexts, the focus upon to whom the relevant duty is owed will allow the segregation of derivative claims." *Id.* at 1122 n.54 (plaintiff whose shares were eliminated without consideration when corporation filed for bankruptcy stated derivative claims). *See Grimes* v. *Donald*, 673 A.2d 1207, 1213 (Del. 1996) (cited in Opp. at 20) (request for declaratory judgment to invalidate contract based on allegation that directors had abdicated their statutory duty to shareholders to direct the affairs of the corporation was a direct claim; breach of fiduciary duty claims based on directors' alleged abdication of authority, failure to exercise due care and waste of corporate assets were derivative claims).

[7] Plaintiffs cite *Strougo* v. *Bassini*, 282 F.3d 162 (2d Cir. 2002), for the proposition that where Defendants' "practices increased the total assets of the Funds," a claim "is properly brought as a direct claim." (Opp. at 17.) However, in holding that a claim relating to the coercive nature of a rights offering is a direct claim, the *Strougo* court explained that "the rule under Maryland law is that where shareholders suffer a distinct injury, i.e., an injury that does not derive from corporate injury, they may bring direct suit, even if their injury is undifferentiated among them." *Id.* at 172. Indeed, the *Strougo* court held that plaintiff's claim relating to a loss in share value was a *derivative* claim: "Underwriter fees, advisory fees, and other transaction costs incurred by a corporation decrease share price primarily because they deplete the corporation's assets, precisely the type of injury to the corporation that can be redressed under Maryland law only through a suit brought on behalf of the corporation." *Id.* at 174 (emphasis supplied).

the value of their shares is calculated. (Opp. at 17-20.) The court in *Mutchka*, 2005 WL 1414304, recently rejected this argument:

> [T]he fact that the funds' per share net asset value ("NAV") is calculated daily does not make the alleged injury any more direct because the injury is not realized until an investor[] sells his or her shares of the fund. In that respect, mutual funds are no different than stock ownership, where the value of shares is calculated by the marketplace with each and every trade.

Id. at *6. *See also Kauffman* v. *The Dreyfus Fund, Inc.*, 434 F.2d 727, 733 (3d Cir. 1970) (rejecting argument that "the mutual fund is a novel corporate structure and that the unique relationship of the shareholder to the corporation confers upon the shareholder the primary right to redress harm to the fund"). Indeed, Plaintiffs' argument ignores the fact that investment advisory and Rule 12b-1 fees are paid out of the assets of the Funds, not individual shareholder accounts. (Def. Br. at 6, 7-8; Miller Decl. Ex. J at 37-47.) Even the Fund prospectus cited by Plaintiffs clearly differentiates between "shareholder fees (fees paid directly from your investment)" and "annual fund operating expenses (expenses that are deducted from Fund assets)." (Opp. at 19; Miller Decl. Ex. J.) Only the latter includes management and Rule 12b-1 fees. (Miller Decl. Ex. J at 37-47.)[8]

Plaintiffs' only alleged injury — "reduction in net asset value per share" (Opp. at 17) — is entirely dependent upon an injury to the Goldman Sachs Funds. Plaintiffs' failure to

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[8] In *Strigliabotti* v. *Franklin Resources, Inc.*, No. C 04-00883, 2005 WL 645529 (N.D. Cal. Mar. 7, 2005), the court relied on findings not applicable here in holding that plaintiffs' breach of fiduciary duty and unjust enrichment claims under California law were direct claims. The *Strigliabotti* court based its statement that "the financial harm from overcharges is harm to the individual investors, who own the Funds' assets and bear its expenses directly on a pro rata basis" on its findings that "[f]ees [] are paid by individual investors" and that "the investors — not the Funds — have paid overcharges and been injured by them." *Id.* at *7, 8. To the extent that by "fees" the *Strigliabotti* court was referring to investment advisory and Rule 12b-1 fees, the Goldman Sachs Funds prospectuses clearly state that such fees are paid by the Funds, not from shareholder accounts. (Miller Decl. Ex. J at 37-47.) To the extent that the *Strigliabotti* court meant that the shareholders of the fund are *pro rata* owners of its assets and hence "pay" fees when the fund does, its reasoning is contrary to established precedent for fund and corporate shareholders, and should be rejected.

bring their Sections 34(b) and 36(a) claims and state law claims derivatively therefore requires dismissal.

III. PLAINTIFFS HAVE FAILED TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA.

Notwithstanding the 12½ pages dedicated to their Section 36(b) claim (Count III), Plaintiffs' Opposition confirms that they have failed to allege a claim for excessive advisory and Rule 12b-1 fees against the Trustee/Officer Defendants and the Investment Adviser and Distributor Defendants. Plaintiffs' Section 36(b) claim should therefore be dismissed against all these Defendants.

A. Plaintiffs' Section 36(b) Claim Against the Trustee/Officer Defendants Should Be Dismissed.

Plaintiffs do not dispute that they have failed to allege that the Trustee/Officer Defendants personally received investment advisory or Rule 12b-1 fees. (Opp. at 23.) As set forth in Defendants' Memorandum (Def. Br. at 21-22), this is fatal to their claim against those Defendants. *See Levy* v. *Alliance Capital Mgmt. L.P.*, No. 97 Civ. 4672, 1998 WL 744005, at *3 (S.D.N.Y. Oct. 26, 1998); *Jerozal* v. *Cash Reserve Mgmt., Inc.*, No. 81 Civ. 1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982); *Zucker* v. *AIM Advisors*, 371 F. Supp. 2d 845, 848-49 (S.D. Tex. 2005).

Plaintiffs instead argue that the "language of § 36(b)(3) encompasses more than advisory fees" and "expressly covers claims for excessive compensation against mutual fund Trustees." (Opp. at 23.) Plaintiffs not only fail to cite a single case supporting this argument, but also ignore clearly established authority that "Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)." *Green* v. *Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 330 (D.N.J. 2001), *aff'd*, 268 F.3d 682 (3d Cir. 2002). As set forth in Defendants' Memorandum (Def. Br. at 22), individual Trustees' receipt of

ordinary compensation is "insufficient to make [them] recipients of compensation or payments so as to subject them to liability under section 36(b)." *Id.* (rejecting argument that "officers must have received advisory compensation or payments of a material nature because they were paid salaries by the advisors").[9] There is no basis to impose Section 36(b) liability on the Trustee/Officer Defendants; this Court should reject Plaintiffs' invitation to ignore settled law to create such liability.

B. Plaintiffs' Section 36(b) Claim Against the Investment Adviser and Distributor Defendants Should Be Dismissed.

Plaintiffs attempt to reduce their pleading burden by claiming that Defendants advocate an "extraordinarily detailed pleading" of the six factors announced in *Gartenberg* v. *Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982), to establish their Section 36(b) claim. (Opp. at 26-27.) Defendants need not debate Plaintiffs' characterization here, because in this Circuit a Section 36(b) claim, like all other claims, "must be supported by specific and detailed factual allegations, not stated in wholly conclusory terms." *Friedl* v. *City of New York*, 210 F.3d 79, 86 (2d Cir. 2000) (internal quotation marks omitted). Specifically, to state a Section 36(b) claim for excessive advisory and Rule 12b-1 fees, Plaintiffs must plead facts that, if true, would satisfy the general *Gartenberg* standard for excessiveness: the fees must be so disproportionately large that they bear no reasonable relationship to the services rendered.[10] (Def. Br. at 24.) Because Plaintiffs have failed to do so with respect to investment advisory and Rule 12b-1 fees, their Section 36(b) claim should be dismissed.

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[9] Although Plaintiffs cite to *Meyer* v. *Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990), that case concerns excessive investment advisory and Rule 12b-1 fees, and fails to provide any support for Plaintiffs' argument that Section 36(b) applies to claims for excessive trustee compensation.

[10] *See, e.g., ING Principal Prot. Funds Derivative Litig.*, 369 F. Supp. 2d 163, 168 (D. Mass. 2005); *Yampolsky* v. *Morgan Stanley Inv. Advisers, Inc.*, No. 03 Civ. 5710, 2004 WL 1065533, at *2 (S.D.N.Y. May 12, 2004); *Migdal* v. *Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 327 (4th Cir. 2001); *Wexler* v. *Equitable Capital Mgmt. Corp.*, No. 93 Civ. 3834, 1994 WL 48807, at *4 (S.D.N.Y. Feb. 17, 1994).

Plaintiffs do not dispute that the crux of their excessive advisory fees claim is that Defendants allegedly "shifted" distribution expenses (*i.e.*, "revenue sharing") to the Goldman Sachs Funds by charging allegedly "inflated advisory fees" to pay for those expenses. (Def. Br. at 24-25.) The issue, however, is not whether Defendants made "revenue sharing" payments — which are entirely proper — but whether the advisory fees (considered separately from distribution fees) were excessive. (*Id.*) Plaintiffs' arguments do not address this issue. (Opp. at 22, 24, 25.) Plaintiffs have failed to explain why the advisory fees were allegedly excessive on even the most basic terms. Plaintiffs have also failed to identify any allegations concerning the nature and quality of Defendants' advisory services, the relationship between such services and the advisory fees charged, or the reasonableness of these fees compared to equivalent advisory services at other mutual funds.

Plaintiffs' allegations that the Investment Adviser Defendants "wrongfully inflated management fees" to cover "revenue sharing payments" (Opp. at 22) have nothing to do with the relationship between advisory fees and the services rendered by the Investment Adviser Defendants. Plaintiffs' allegations also fail to explain why the growth (or loss) of assets in any particular Fund made the advisory fees charged to that Fund excessive. Plaintiffs have therefore failed to plead facts supporting their Section 36(b) claim based on excessive advisory fees — a claim that would have nothing to do with whether the Distributor Defendant made "revenue sharing" payments.[11/]

[11/] Plaintiffs' reliance on *Wicks* v. *Putnam Investment Management, LLC*, No. Civ. A. 04-10988, 2005 WL 705360 (D. Mass. Mar. 28, 2005), is unwarranted. Plaintiffs in *Wicks* alleged, among other things, that (i) "[a]lthough assets held by the Funds have increased significantly over time, the nature and quality of the services rendered by the defendants to the Funds has not substantially changed;" and (ii) defendants "provide the same advisory services to their institutional clients for substantially lower fees than they charge the Funds." *Id.* at *1. Plaintiffs here make no such allegations about the relationship between advisory fees and advisory services.

Plaintiffs' claim based on allegedly excessive Rule 12b-1 fees fares no better. As set forth in Defendants' Memorandum (Def. Br. at 27), Plaintiffs must satisfy the general *Gartenberg* standard to state a claim for excessive Rule 12b-1 fees. Plaintiffs' allegations, however, fall far short of supporting a conclusion that the fees of the Distributor Defendant were so disproportionately large that they bore no reasonable relationship to the services rendered.

Plaintiffs do not dispute that the basis for their Rule 12b-1 claim is that "the conditions of Rule 12b-1 were not met" primarily because economies of scale, "if any, were not passed on to Goldman Sachs Funds investors." (Def. Br. at 27.) Yet in their Opposition, Plaintiffs once again fail to point to any allegations identifying the economies of scale for any Fund, or explaining why those economies made the Rule 12b-1 fees charged to that Fund excessive. Instead, Plaintiffs state in conclusory fashion that "[i]f no economies of scale were achieved, however, no benefit was obtained from the 12b-1 fees and they should have been discontinued." (Opp. at 32.) Moreover, Plaintiffs' assumption that the only purpose of Rule 12b-1 fees is to achieve economies of scale is unfounded, and fails to recognize that a variety of distribution-related services may render the Rule 12b-1 fees reasonable.

Rule 12b-1 fees serve various purposes. (Def. Br. at 6, 28.) Indeed, Plaintiffs have not disputed that NASD Rule 2830(d)(2) permits a fund that is closed to new investors to continue charging Rule 12b-1 fees, which is consistent with the fact that Rule 12b-1 fees include fees for servicing existing shareholders.[12/] (Def. Br. at 28.) Although it is beyond dispute that Rule 12b-1 fees are used for various services, Plaintiffs argue that their Rule 12b-1 excessive fees claim is limited to "sales-related services actually provided when marketing the

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[12/] Rule 12b-1 also "permits fund-advisory firms to recover certain sales-related expenses previously paid out when distributing the fund's shares." *ING Principal Prot. Funds Derivative Litig.*, 369 F. Supp. 2d at 169.

funds." (Opp. at 32 n.25.) Cherry-picking one service out of many provided in exchange for Rule 12b-1 fees cannot sustain a Section 36(b) claim. Because Rule 12b-1 fees may be used to service existing shareholders when a fund is closed, there is no basis for Plaintiffs to assert that no reasonable relationship exists between Rule 12b-1 fees charged and services rendered.[13] Plaintiffs' Section 36(b) claim for excessive Rule 12b-1 fees should therefore be dismissed.[14]

IV. PLAINTIFFS HAVE FAILED TO STATE A CLAIM UNDER SECTION 48(a) OF THE ICA.

As set forth in Defendants' Memorandum (Def. Br. at 29-30), a claim for control person liability against Goldman Sachs under Section 48 of the ICA, 15 U.S.C. § 80a-47 (2005), is predicated upon liability under other sections of the ICA. Because Plaintiffs cannot state a claim under Sections 34(b), 36(a), or 36(b) of the ICA, and because the reasoning of *Olmsted* compels the conclusion that no private right of action exists under Section 48, their claim for control person liability under Count IV should be dismissed.

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[13] If Plaintiffs' claim is limited to Rule 12b-1 fees paid by the Goldman Sachs Funds while a Fund was closed to new investors, they have failed to specify the periods to which those allegations apply for the one closed Fund (out of 64) they have identified. (Plaintiffs do not dispute that the Goldman Sachs Small Cap Value Fund was never closed during the Class Period. (Def. Br. at 28 n.15.))

[14] Plaintiffs also argue that they have properly alleged a claim for excessive soft dollar payments under Section 36(b). (Opp. at 33-34.) For the reasons set forth in Defendants' Memorandum (Def. Br. at 29), Plaintiffs fail to satisfy the *Gartenberg* standard for excessiveness. Moreover, Plaintiffs' attempt to recharacterize their Section 36(b) claim as a general breach of fiduciary duty claim fails. (Opp. at 29 n. 23, 30-33.) Section 36(b) of the ICA was enacted "to address a narrow area of concern: the negotiation and enforcement of payment arrangements between the investment adviser and its fund." *Strougo* v. *BEA Assocs.*, No. 98 CIV. 3725, 1999 WL 147737, at *3 (S.D.N.Y. Mar. 18, 1999) (citation omitted). "To conclude that *any* fee is excessive merely because investment advisers allegedly have breached some other fiduciary duty is inconsistent with the meaning of [Section 36(b)]." *Mutchka*, 2005 WL 1414304, at *3 (emphasis in original). *See also Migdal*, 248 F.3d at 328-29 ("Section 36(b) was not enacted to . . . govern the directors' independence or the investment adviser's general performance."); *Rohrbaugh* v. *Inv. Co. Inst.*, Civ. A. No. 00-1237, 2002 WL 31100821, at *8 (D.D.C. July 2, 2002) ("Section 36(b) does not apply to every alleged breach of fiduciary duty by an investment advisor.").

V. PLAINTIFFS HAVE NOT STATED A DERIVATIVE CLAIM UNDER SECTION 215 OF THE IAA, BECAUSE THEY HAVE FAILED TO MAKE A DEMAND ON THE FUND BOARD OR PLEAD FRAUD WITH PARTICULARITY.

In defending their Section 215 claim under the IAA (Count V), Plaintiffs fail to demonstrate why they should be excused from the requirements to make a demand on the Trustees of the Funds, and to plead fraud with particularity in accordance with Rule 9(b) of the Federal Rules of Civil Procedure. For these reasons, Plaintiffs' Section 215 claim should be dismissed.

A. Plaintiffs Have Failed To Demonstrate that Demand on the Board Would Be Futile.

In their Opposition, Plaintiffs insist that the Complaint includes allegations demonstrating that demand would be futile. (Opp. at 35-39.) Plaintiffs, however, do not dispute that:

- At the time the Complaint was filed, six of the eight Trustee Defendants were deemed not to be "interested persons" pursuant to the ICA. (Def. Br. at 33.)
- Under Delaware law, a trustee who is not considered to be "interested" under the ICA "shall be deemed independent and disinterested for all purposes," including consideration of demand by shareholders. (Def. Br. at 33.)
- Delaware law does not assume that trustees have a self-interest in preserving their position. (Def. Br. at 34.)
- There is no allegation that any of the Trustee Defendants personally or directly benefited by approving the investment advisory and Rule 12b-1 fees, or that they had any connections with the brokerage firms receiving the allegedly improper payments. (Def. Br. at 39.)

Plaintiffs' Opposition fails to explain why demand would be futile in light of the "independence and disinterestedness" of the majority of the Trustee Defendants.[15]

[15] Plaintiffs' Opposition discusses at length whether the test announced in *Aronson* v. *Lewis*, 473 A.2d 805 (Del. 1984), *overruled on other grounds by Brehm* v. *Eisner*, 746 A.2d 244, 253 (Del. 2000), or *Rales* v. *Blasband*, 634 A.2d 927 (Del. 1993), provides the applicable standard for determining director disinterestedness and independence in this case. (Opp. at 36-38.) The issues assessed by the

(*continued on next page*)

Relying on Maryland law — despite their admission that Delaware law applies (Opp. at 15, 36) — Plaintiffs argue that "substantial remuneration" raises a reasonable doubt of director independence. (Opp. at 36.) Even assuming that Plaintiffs accurately state Maryland law, under Delaware law, the mere fact that the Trustee Defendants allegedly "receive substantial remuneration in return for their service" is insufficient to establish a disqualifying self-interest excusing demand. *Jacobs* v. *Yang*, No. Civ. A. 206-N, 2004 WL 1728521, at *4 (Del. Ch. Aug. 2, 2004), *aff'd*, 867 A.2d 902 (Del. 2005); *see also Fink* v. *Komansky*, No. 03 CV 0388, 2004 WL 2813166, at *7 (S.D.N.Y. Dec. 8, 2004). Rather, as set forth in Defendants' Memorandum (Def. Br. at 35), Plaintiffs must allege facts demonstrating that the Trustee Defendants have a material conflict created by a sufficiently substantial interest in their compensation. *See In re Gen. Motors (Hughes) S'holder Litig.*, No. Civ. A. 20269, 2005 WL 1089021, at *1, 8 (Del. Ch. Mar. 7, 2005); *White* v. *Panic*, 793 A.2d 356, 366 (Del. Ch. 2000), *aff'd*, 783 A.2d 543 (Del. 2001); *Good* v. *Texaco, Inc.*, No. 7501, 1985 WL 11536, at *14 (Del. Ch. Feb. 19, 1985). Plaintiffs make no such allegations here, nor do they contest that the Trustees had principal occupations unrelated to Goldman Sachs or the Goldman Sachs Funds. (Def. Br. at 35.)

Again relying on Maryland law, Plaintiffs also argue that sitting on multiple boards of mutual funds managed by the same adviser "can compromise a director's

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two tests are virtually the same. *See In re Oracle Corp. Derivative Litig.*, 824 A.2d 917, 939 (Del. Ch. 2003). The *Rales* test parallels the first prong of the disjunctive *Aronson* test — whether threshold presumptions of director disinterest and independence are rebutted by well-pleaded facts. The *Rales* test does not contain the second prong of the *Aronson* test — whether the complaint pleads particularized facts sufficient to create a reasonable doubt that the challenged transaction was otherwise the product of a valid exercise of business judgment — because *Rales* applies in the context of director nonfeasance, where there is no board action subject to the business judgment rule. *See Rattner* v. *Bidzos*, No. Civ. A. 19700, 2003 WL 22284323, at *8 (Del. Ch. Sept. 30, 2003). "At first blush, the *Rales* test looks somewhat different from *Aronson*, in that [it] involves a singular inquiry . . . . Upon closer examination, however, that single inquiry makes germane all of the concerns relevant to both the first and the second prongs of *Aronson*." *Guttman* v. *Huang*, 823 A.2d 492, 501 (Del. Ch. 2003). Under either test, Plaintiffs have failed to allege demand futility.

independence." (Opp. at 37.) In contrast, Delaware law is clear that serving on multiple boards does not demonstrate a lack of director independence or disinterestedness. *See Langner* v. *Brown*, 913 F. Supp. 260, 266 (S.D.N.Y. 1996) (applying Delaware law); *Zimmerman* v. *Braddock*, Civ. A. 18473, 2002 WL 31926608, at *10 (Del. Ch. Dec. 20, 2002).[16]

Finally, Plaintiffs argue that the facts here are "equal to, if not stronger than, those that support the holding of demand futility" in *In re Oxford Health Plans, Inc.*, 192 F.R.D. 111, 117-18 (S.D.N.Y. 2000). (Opp. at 39.) Plaintiffs' reliance on *Oxford* is misguided because the allegations there supporting demand futility do not exist here. For example, the court held that the complaint, read in the context of a related litigation, "states a claim for breach of fiduciary duty, gross mismanagement and waste." *Id.* at 114. Furthermore, the complaint alleged that one of the director defendants received "substantial annual contract payments through the grace and favor of the board," *id.* at 116, and that two of the director defendants engaged in insider trading during the class period resulting in profits of more than $5 million, *see In re Oxford Health Plans, Inc.*, 187 F.R.D. 133, 140 (S.D.N.Y. 1999). Moreover, the complaint alleged that the directors awarded a substantial severance package

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[16] Although Plaintiffs cite *Strougo* v. *Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783 (S.D.N.Y. 1997), in support of their argument that demand should be excused here, *Strougo* relied on the now outdated Maryland demand futility pleading standard articulated in *Parish* v. *Maryland & Virginia Milk Producers Ass'n, Inc.*, 242 A.2d 512 (Md. 1968). *See* 964 F. Supp. at 793. Maryland's highest court stated in *Werbowsky* v. *Collomb*, 766 A.2d 123 (Md. 2001), that the futility exception is "a very limited exception," and that demand is not excused "simply because a majority of the directors approved or participated in some way in the challenged transaction or decision, or on the basis of generalized or speculative allegations that they are conflicted or controlled by other conflicted persons, or because they are paid well for their services as directors, were chosen as directors at the behest of controlling stockholders, or would be hostile to the action." *Id.* at 143, 144. Moreover, responding to *Strougo*, *see* Burton M. Leibert, *Fund Governance*, Practicing Law Institute, 1056 PLI/Corp. 9, at *63 (1998), Maryland amended its corporation law in 1998 to provide that a director who is not an "interested person" under the ICA "shall be deemed to be independent and disinterested when making any determination or taking any action as a director." Md. Code Ann., Corps. & Ass'ns § 2-405.3(b) (2005). This amendment was "necessary to correct the [*Strougo*] decision," which "erroneously concluded that, under Maryland law, receipt of director's fees, characterized as 'substantial compensation,' for service on the boards of several investment companies with the same investment adviser, 'call[s] into question' the independence of those directors." 1056 PLI/Corp. 9, at *63.

to one of the defendants even after they "knew of his responsibility for the alleged problems" and continued to retain him as a consultant. *In re Oxford Health Plans, Inc.*, 192 F.R.D. at 115. Here, Plaintiffs' allegations do not even come close to those raised in *Oxford*, and certainly cannot overcome settled Delaware law that trustees who are not "interested" under the ICA are "deemed independent and disinterested" (a legal standard the *Oxford* court did not consider because Oxford is not a mutual fund). Plaintiffs' failure to make a demand is not excused as futile, and their Section 215 claim should be dismissed.

B. Plaintiffs Have Failed To Plead Fraud with Particularity as Required by Rule 9(b).

Plaintiffs do not dispute that their Section 215 claim against the Investment Adviser Defendants is based on the allegation that they "knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Funds" by making "shelf space" payments to brokers. (Compl. ¶ 192 (emphasis supplied).) Because this claim sounds in fraud, Rule 9(b) applies. Plaintiffs have failed to cite contrary authority and instead argue in the alternative that if Rule 9(b) applies, they have satisfied it. Plaintiffs' conclusory allegations, however, fail to meet the rigors of Rule 9(b).

Plaintiffs have not pointed to specific facts regarding the knowledge or conduct of the Investment Adviser Defendants, and in particular have failed to point to specific facts to support the allegation that those Defendants knew of brokers who allegedly "pushed Goldman Sachs Funds on unwitting clients solely because they received improper incentives from Goldman Sachs to do so . . . ." (Compl. ¶ 66.) Although the Complaint and Opposition repeatedly assert wrongdoing by third parties completely unrelated to the Investment Adviser Defendants, both are strikingly devoid of similar allegations against those Defendants.

Moreover, Plaintiffs cannot avoid pleading their allegations of fraud with particularity on the grounds that the "facts are peculiarly within the opposing party's

knowledge." (Opp. at 42.) Plaintiffs' assertion that the Investment Adviser Defendants fraudulently made "shelf space" payments is not a claim in which the "exact mechanism of the scheme is likely to be unknown to the plaintiffs," *In re Blech Sec. Litig.*, 961 F. Supp. 569, 580 (S.D.N.Y. 1997), such as in a market manipulation claim. *See In re Sterling Foster & Co. Sec. Litig.*, 222 F. Supp. 2d 216, 269-70 (E.D.N.Y. 2002) (unlike a market manipulation claim, "'some aspects of the time and place and other details of the defendant's activity are within the knowledge of the plaintiff as a matter of course'" for a misrepresentation claim) (quoting *In re Blech Sec. Litig.*, 928 F. Supp. 1279, 1291 (S.D.N.Y. 1996)). At a minimum, Plaintiffs have failed to support their bald allegations with the facts on which their belief is founded, as Second Circuit law requires. *See Luce* v. *Edelstein*, 802 F.2d 49, 54 n.1 (2d Cir. 1986). That failure is fatal to their Section 215 claim. *See id.* Plaintiffs' conclusory assertions "provide neither notice to the opposing party, or this court, as to the basis for the belief" that the payments made pursuant to the advisory agreements were unlawful. *Antigenics, Inc.* v. *U.S. Bancorp Piper Jaffray, Inc.*, No. 03 Civ. 0971, 2004 WL 51224, at *4 (S.D.N.Y. Jan. 9, 2004).[17]

VI. PLAINTIFFS' STATE LAW CLAIMS ARE PREEMPTED BY SLUSA.

Plaintiffs do not dispute that the first three conditions for preemption under the Securities Litigation Uniform Standards Act ("SLUSA") are satisfied here. (Def. Br. at 42-43.) Although Plaintiffs contend that their state law claims (Counts VI – VIII) are not based on

[17] Plaintiffs also argue that the advisory agreements should be voided under Section 215 because the "Defendants violated the IAA in their performance." (Opp. at 43.) Plaintiffs misconstrue the meaning of the word "performance" in this context. "Performance" does not mean that one unlawful act performed by the adviser pursuant to the contract can serve as the basis for rescission. Rather, the IAA provides for rescission only if the contract is incapable of lawful performance under any circumstances, in which case it is void. *See Zerman* v. *Jacobs*, 510 F. Supp. 132, 135, *aff'd*, 672 F.2d 901 (2d Cir. 1981). Section 215 "renders void and unenforceable any investment advisor contract whose formation or performance violates the other provisions of the Act. Thus, the correct analogy here is to other types of contracts that are void *ab initio* because of the statute of frauds or because they are against public policy (whether embodied in statute or broader notions of public welfare)." *Norman* v. *Salomon Smith Barney Inc.*, 350 F. Supp. 2d 382, 389 (S.D.N.Y. 2004). Defendants' investment advisory agreements clearly do not fall in this category.

(i) misrepresentations or omissions (ii) in connection with the purchase or sale of securities (the fourth condition of SLUSA), they do not dispute that the crux of their claims is that Defendants allegedly used assets of the Goldman Sachs Funds to make undisclosed payments to brokerage firms to induce them to market the Funds. (Compl. ¶¶ 2, 55-57, 104, 109, 117.) In light of the nature and essence of Plaintiffs' claims and the underlying allegations, SLUSA's requirements are satisfied.

In an attempt to avoid the "misrepresentation or omission" requirement under SLUSA, Plaintiffs assert that the Investment Adviser Defendants "failed to manage the companies and individuals under their control . . . ." (Opp. at 45.)[18/] Plaintiffs, however, do not dispute that the Complaint is replete with allegations of misrepresentations and omissions incorporated by reference in Counts VI, VII and VIII. (Def. Br. at 45.) For example, the Complaint alleges that Defendants made "veiled payments" in exchange for brokers steering "unknowing investors into the Goldman Sachs Funds," that the "truth" about "revenue sharing" arrangements was "concealed," that "excessive commissions" were "not disclosed," and that Plaintiffs were "deceived" because the "return on investment was reduced by the wrongful payments." (Compl. ¶¶ 55, 79, 113, 161.) As cases cited in Defendants' Memorandum have recognized (Def. Br. at 45-46), Plaintiffs' allegations in Counts VI through VIII satisfy the "misrepresentation or omission" requirement. Although Plaintiffs argue that "it is at least possible that a jury" could find Defendants liable without finding that they engaged in deception (Opp. at 45), that is not the theory they have pled.

[18/] Plaintiffs face an irresolvable dilemma in their effort to avoid SLUSA preemption. (Def. Br. at 44-45.) If, on the one hand, Plaintiffs' state law claims are not based on "misrepresentations or omissions in connection with the purchase of a security" and instead allege mismanagement, then those claims allege a direct injury to the Funds and should have been brought derivatively. *See supra,* Section II. If, on the other hand, Plaintiffs' state law claims are based on such misrepresentations or omissions, then they are preempted by SLUSA.

In an attempt to avoid the "in connection with a purchase or sale" requirement, Plaintiffs assert that the Complaint "pointedly and precisely limits the class definition" to "persons or entities who ***held*** one or more shares" of the Goldman Sachs Funds. (Opp. at 46.) Although Plaintiffs "scrupulously avoid[] pleading the words 'purchase' or 'sale' of securities, a reasonable reading" of the Complaint establishes that this requirement is satisfied. *Rowinski* v. *Salomon Smith Barney, Inc.*, 398 F.3d 294, 304-305 (3d Cir. 2005); *see also Kircher* v. *Putnam Funds Trust*, 403 F.3d 478, 484 (7th Cir. 2005) (rejecting attempt to avoid SLUSA through artful pleading).

Plaintiffs do not dispute that they allege misrepresentations or omissions <u>at the time of purchase</u> of Fund shares concerning alleged "kickbacks" paid to brokerage firms. For example, the Complaint repeatedly alleges that brokers receiving "shelf space" payments "pushed," "steered," or "directed" their clients — including Plaintiffs and members of the putative class — into the Goldman Sachs Funds. (Compl. ¶¶ 1-4, 58, 64, 66, 70, 73, 75, 94, 115, 129; Def. Br. at 46-48.) As cases cited in Defendants' Memorandum have recognized (Def. Br. at 46-48), Plaintiffs' state law claims allege material misrepresentations or omissions in connection with the purchase of a security. SLUSA therefore preempts Counts VI through VIII, and those claims should be dismissed.[19]

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[19] Plaintiffs argue that "SLUSA does not preempt [their] claims insofar as [they] are based upon fees paid for services — such as management, distribution and 'service' fees paid by Plaintiffs — as opposed to payments that are tied to securities transactions." (Opp. at 48.) This argument is flawed for two reasons. First, management and distribution fees are paid by the Funds, not Plaintiffs. Second, the Complaint does not allege claims based on Plaintiffs' payment of management and distribution fees. The Complaint instead alleges that Defendants induced brokers to market the Funds to investors like Plaintiffs without disclosing the nature of these alleged inducements. Plaintiffs also attempt to distinguish *Atencio* v. *Smith Barney, Citigroup Inc.*, No. 04 Civ. 5653, 2005 WL 267556 (S.D.N.Y. Feb. 2, 2005), on the grounds that "the state law claims asserted on behalf of the holders' class in that case included claims for deception," whereas Plaintiffs have "excluded any claim for deception from their state law causes of action." (Opp. at 46 n.30.) This is a hollow distinction. Like Plaintiffs, the *Atencio* plaintiffs "disavow[ed]" certain claims (based on purchases or sales) in an attempt to avoid SLUSA. *See id.* at *3. Like *Atencio*, this Court should reject Plaintiffs' artful pleading and hold that their state law claims are preempted.

VII. PLAINTIFFS HAVE FAILED TO STATE A CLAIM OF UNJUST ENRICHMENT AGAINST THE TRUSTEE/OFFICER DEFENDANTS.

Even if Plaintiffs' state law claim for unjust enrichment (Count VIII) were a direct claim and were not preempted by SLUSA, their allegations are insufficient to state a claim. Plaintiffs do not allege — nor could they — that the Trustee Defendants received any advisory or Rule 12b-1 fees. (Opp. at 48-49; Def. Br. at 48-49.) Instead, Plaintiffs argue in their Opposition that there is a factual issue as to whether the annual compensation paid to the Trustee Defendants was "excessive," and whether the Funds paid the Trustee Defendants "as compensation for their willingness to breach their fiduciary duty to the class members." (Opp. at 49-50.) Plaintiffs still do not make clear whether they assert that any compensation to the Trustee Defendants was "excessive" because those Defendants allegedly violated their fiduciary duties by authorizing the Funds to pay excessive fees to the Investment Adviser and Distributor Defendants, or whether those Defendants received compensation in excess of reasonable amounts as an inducement to authorize allegedly excessive fees. Plaintiffs do not plead facts supporting either theory.

To state a claim of unjust enrichment under New York law, the recipient must receive a "<u>specific and direct</u> benefit necessary to support an unjust enrichment claim." *Kaye* v. *Grossman*, 202 F.3d 611, 616 (2d Cir. 2000) (emphasis supplied); *see also Bavaria Int'l Aircraft Leasing GmbH* v. *Clayton, Dubilier & Rice, Inc.*, No. 03 Civ. 0377, 2003 WL 21767739, at *2 (S.D.N.Y. July 30, 2003). Unjust enrichment claims based on allegedly excessive fees paid to others (such as Plaintiffs' "breach of duty makes your own compensation excessive" theory) fail, because "[t]here is no averment that [defendants] received these . . . [excessive] payments in their own right and for their direct benefit, and therefore there is no basis for any claim of personal gain." *Bangkok Crafts Corp.* v. *Capitolo di San Pietro in*

Vaticano, 331 F. Supp. 2d 247, 256 (S.D.N.Y. 2004) (holding that "an attenuated chain of payment cannot support a claim for unjust enrichment").

Moreover, although Plaintiffs allege in conclusory fashion that the Trustee Defendants were "overcompensated," they fail to allege any facts supporting this assertion. The Complaint fails to allege the extent to which the Trustee Defendants were allegedly "overcompensated," what would have constituted reasonable compensation, or whether the Trustee Defendants' compensation was more or less than that of other trustees or directors of comparable mutual funds. In addition, the Complaint nowhere alleges that the Trustee Defendants were aware that they were allegedly being compensated for breaching their fiduciary duties and authorizing allegedly excessive fees, which Plaintiffs concede is one of the elements of an unjust enrichment claim. (Opp. at 48-49 (must plead "an appreciation or knowledge by the defendant of the benefit").) Plaintiffs' unjust enrichment claim against the Trustee Defendants should therefore be dismissed.[20]

CONCLUSION

For the foregoing reasons and the reasons set forth in Defendants' Memorandum, Plaintiffs' Second Amended Consolidated Class Action Complaint should be dismissed in its entirety with prejudice.

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[20] Plaintiffs also argue that the Trustee Defendants were "'beholden' for their positions and served at the pleasure of the Investment Adviser Defendants." (Opp. at 49.) As set forth in Defendants' Memorandum (Def. Br. at 31-39), Plaintiffs have failed to allege with particularity the "personal or other relationships" necessary to demonstrate that the Trustees were beholden to the Investment Adviser Defendants. *Beam* v. *Stewart*, 845 A.2d 1040, 1054 (Del. 2004).

Dated: New York, New York
July 14, 2005

Respectfully Submitted,

DECHERT LLP

/s/ David S. Hoffner
David S. Hoffner (DH 1462)
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

Counsel for Defendant Gary D. Black

DRINKER BIDDLE & REATH LLP

/s/ Michael W. McTigue Jr.
Alfred W. Putnam, Jr.
Michael W. McTigue Jr. (MM 0129)
One Logan Square
18th & Cherry Street
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700

Counsel for Defendants Ashok N. Bakhru, Patrick T. Harker, Mary P. McPherson, Wilma J. Smelcer, Richard P. Strubel, Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust, and the Goldman Sachs Funds as Identified at Exhibit A of Plaintiffs' Complaint

SULLIVAN & CROMWELL LLP

/s/ Richard H. Klapper
Gandolfo V. DiBlasi (GD 5913)
Richard H. Klapper (RK 0069)
Maite Aquino (MA 0030)
Sharon L. Nelles (SN 3177)
125 Broad Street
New York, New York 10004
(212) 558-4000

Counsel for Defendants The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., Goldman Sachs Asset Management International, Goldman, Sachs & Co., James McNamara, Alan A. Shuch, Kaysie P. Uniacke, John M. Perlowski, Philip V. Giuca, Jr., Peter Fortner, Kenneth G. Curran, James A. Fitzpatrick, Jesse Cole, Kerry K. Daniels, Mary F. Hoppa, Christopher Keller, Howard B. Surloff, Dave Fishman, Danny Burke, Elizabeth D. Anderson, and Amy E. Curran

CERTIFICATE OF SERVICE

I hereby certify that I am admitted to the Bar of this Court and that, on July 14, 2005, a true copy of the REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT, dated July 14, 2005, was served by hand on Kim E. Miller, Esq., Milberg Weiss Bershad & Schulman LLP, One Pennsylvania Plaza, New York, New York, 10119.

/s/ Suhana S. Han
Suhana S. Han (SH 2407)
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004
(212) 558-4000